Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Ordinary Shares of

MOBILEYE N.V.

at

$63.54 per share

by

CYCLOPS HOLDINGS, LLC

a wholly owned subsidiary of

INTEL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 21, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a purchase price of $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of March 12, 2017 (as it may be amended from time to time, the “Purchase Agreement”), by and among Intel, Cyclops Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Intel (“Cyclops”) and Mobileye. On April 4, 2017, Cyclops converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”). The Conversion has not adversely impacted, and will not adversely impact, in any respect Mobileye or any of its shareholders, or Mobileye’s rights under the Purchase Agreement, and has not relieved, and will not relieve, Intel or Cyclops of its respective obligations under the Purchase Agreement. All references to “Purchaser” in describing Purchaser’s rights and obligations under the Purchase Agreement refer to Cyclops prior to the Conversion, and to Purchaser following the Conversion. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on June 21, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Purchaser may extend the Offer to such other date and time as may be agreed in writing by Mobileye and Intel, and will extend the Offer for the minimum period required by applicable law, the United States Securities and Exchange Commission (the “SEC”), or the rules of the NASDAQ Global Select Market or the New York Stock Exchange (“NYSE”). Purchaser will also extend the Offer on one or more occasions in consecutive periods of 10 business days each if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition, or 20 business days in case of the Antitrust Clearance Condition (as defined below) if such condition is not reasonably likely to be satisfied within such 10 business day extension period. Purchaser will not be required to extend the Offer for more than two occasions if the sole remaining unsatisfied condition to the Offer is the Minimum Condition (as defined below) and the Pre-

Wired Asset Sale Ruling (as defined below) has been obtained or Intel determines in its reasonable judgment that the Pre-Wired Asset Sale Ruling will not be received, and Purchaser is not required to extend the Offer beyond the End Date (as defined below).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Intel will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the NYSE will be terminated, Mobileye will no longer be a publicly traded company, and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Mobileye’s reporting obligations with respect to the Shares with the SEC.

After careful consideration, the board of directors (bestuur) of Mobileye (the “Mobileye Board”) has unanimously (other than the executive directors of Mobileye, Professor Amnon Shashua and Mr. Ziv Aviram, who abstained, due to potential conflicts of interest) (a) determined that the Purchase Agreement and certain of the transactions contemplated thereby are in the best interests of Mobileye, its business and its shareholders, employees and other relevant stakeholders, and (b) approved and adopted the Purchase Agreement and approved certain of the transactions contemplated thereby.

The Mobileye Board recommends that Mobileye shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Mobileye Board recommends that you vote “for” each of the items that contemplates a vote of Mobileye shareholders at the extraordinary general meeting of Mobileye shareholders (the “EGM”), which will be combined with Mobileye’s 2017 annual general meeting of shareholders, scheduled to be held on June 13, 2017, at 3:00 p.m. Central European Time at the Waldorf Astoria Amsterdam, Herengracht 542 — 556, 1017 CG Amsterdam, The Netherlands. At the EGM, Mobileye shareholders will be requested to vote on approval of (a) the transfer to and assumption of all or substantially all of the assets and liabilities of Mobileye by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) and the Liquidation (as defined below), including the appointment of a liquidator of Mobileye effective as of the time of the Liquidation (collectively, the “Pre-Wired Asset Sale Resolutions”), (b) certain amendments to Mobileye’s articles of association to become effective after the Offer Closing, including the conversion of Mobileye from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law (the “Conversion Resolutions”), (c) the appointment of directors designated by Purchaser to the Mobileye Board to replace certain current directors of Mobileye who will resign from the Mobileye Board effective as of the Offer Closing, and (d) other matters contemplated by the Purchase Agreement.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates has elected to (a) exercise its right to purchase such number of newly issued ordinary shares of Mobileye so as to increase Purchaser’s ownership by 15% of the total ownership of ordinary shares of Mobileye after giving effect to such purchase (the “Call Option”) or (b) effectuate the Asset Sale, Purchaser will extend the Subsequent Offering Period for at least five business days (the “Minority Exit Offering Period”). Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or Purchaser may effectuate or cause to be effectuated, at Intel’s or Purchaser’s election, a corporate reorganization of Mobileye and its subsidiaries (the “Post-Offer

Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of Mobileye’s business operations from and after the consummation of the Post-Offer Reorganization and (b) any Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes. Notwithstanding the foregoing, in the event that the compulsory acquisition procedure (uitkoopprocedure) of non-tendered shares as provided by Dutch law (the “Compulsory Acquisition”) is implemented, then Shares held by non-tendering Mobileye shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) will determine the price to be paid for the non-tendered Shares. In such event, while Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price for the non-tendered Shares. Such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Mobileye shareholders who tendered their Shares to Purchaser in the Offer (the “Offer Payment Date”), provided that Purchaser has acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date or (ii) under certain circumstances, including when Purchaser has not acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date, from the date when the Dutch Court renders a judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their Mobileye Shares. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Mobileye shareholders. As a result of the Post-Offer Reorganization, Mobileye will either be liquidated or become wholly owned by Purchaser.

Purchaser and Intel may effectuate or cause to be effectuated, at Purchaser’s or Intel’s election, the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the receipt of the Pre-Wired Asset Sale Ruling (as defined below) and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM, the Asset Sale and, as soon as practicable following the consummation of the Asset Sale, completing the Post-Offer Reorganization by the Liquidation (as defined below) and the Second Step Distribution (as defined below) or (b) if permissible under applicable law, the Compulsory Acquisition.

Under the Purchase Agreement, Mobileye (which is a tax resident of Israel) has agreed, as soon as reasonably practicable after the execution of the Purchase Agreement, and in consultation with Intel and Purchaser, to prepare and file with the Israel Tax Authority (the “ITA”) an application for a ruling or rulings in form and substance reasonably acceptable to Intel and Purchaser that (a) exempts Intel, Purchaser and Mobileye from Israeli tax with respect to the Asset Sale, the Second Step Distribution, and the Liquidation, taking into account all relevant related steps (including the possible conversion of Mobileye from a naamloze vennootschap or N.V. to a besloten vennootschap met beperkte aansprakelijkheid or B.V. following the Asset Sale) and (b) provides that the Asset Sale will not adversely affect the remaining duration or the extent of the incentives available to Mobileye and its subsidiaries resulting from the status of a “Preferred Enterprise” and/or “Benefitted Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959, or require any recapture of any previously claimed incentive, and that the entitlement of Mobileye or any of its subsidiaries to any such incentive shall be preserved despite the Asset Sale (clauses (a) and (b) together, the “Pre-Wired Asset Sale Ruling”).

If the ITA issues the Pre-Wired Asset Sale Ruling and Mobileye shareholders have approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions, and if Purchaser and Intel elect to proceed with the Asset Sale followed by the Liquidation and the Second Step Distribution, and if the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Intel or its affiliates, represents at least 67% of Mobileye’s issued capital (geplaatst kapitaal) (or 80%, if the Mobileye shareholders have not approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions), then the cash consideration paid by Purchaser to Mobileye in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Mobileye shareholders as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) Mobileye will hold only the cash received in the Asset Sale; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Mobileye’s business operations and (ii) be the principal shareholder in Mobileye; and (c) the non-tendering Mobileye shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, Purchaser (or an affiliate of Purchaser) would then complete the Post-Offer Reorganization by causing Mobileye to be liquidated in accordance with applicable Dutch procedures (the “Liquidation”), with Purchaser (or an affiliate of Purchaser) providing an indemnity or guarantee to the liquidator in respect of the Liquidation for any deficit in the estate of Mobileye to enable the liquidator to make an immediate advance distribution in cash (the “Second Step Distribution”) to a depositary on behalf of each non-tendering Mobileye shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Intel or its affiliates, represents less than 100% but at least 95% of Mobileye’s issued capital (geplaatst kapitaal), and Purchaser and Intel elect to have Purchaser commence the Compulsory Acquisition, Purchaser would then complete the Post-Offer Reorganization by commencing a statutory proceeding before the Dutch Court for the Compulsory Acquisition. While Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to, or less than the Offer Consideration (with such price potentially being increased by Dutch Statutory Interest). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Mobileye shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of Mobileye.

The applicable withholding taxes (including Israeli dividend withholding taxes) and other taxes, if any, imposed on Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be different from, and greater than, the taxes imposed upon such Mobileye shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition (as its threshold may be lowered pursuant to the Purchase Agreement); (ii) the Antitrust Clearance Condition; (iii) the Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition, each as defined below.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Intel or its affiliates, represents at least 95% of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time, provided that this threshold (a) may be lowered by Intel, in its sole discretion, to a percentage not less than 80%, (b) will be lowered to 80% if the ITA issues the Pre-Wired Asset Sale Ruling, and (c) will be lowered to 67% if (1) the ITA issues the Pre-Wired Asset Sale Ruling and (2) the Pre-Wired Asset Sale Resolutions and Conversion Resolutions are adopted at the EGM.

The “Antitrust Clearance Condition” requires (a) the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase

Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (b) the receipt of all required consents or approvals under the Israel Restrictive Trade Practices Law, 5748-1988, as amended, and (c) the receipt of, or expiration of relevant waiting periods under, all required clearances or approvals under other applicable regulatory or antitrust laws, as agreed to by Purchaser, Intel, and Mobileye under the terms of the Purchase Agreement.

The “Restraints Condition” requires that there is not in effect any law, regulation, order, or injunction entered, enacted, promulgated, enforced, or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal, frustrating, or enjoining the consummation of the transactions contemplated by the Purchase Agreement, other than the Call Option. The foregoing shall also not apply with respect to any form of Post-Offer Reorganization (other than the Compulsory Acquisition, or Mobileye’s potential election pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes) to the extent that the number of Shares tendered pursuant to the Offer and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with the Shares then owned by Intel or its affiliates, represents at least 95% of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time.

The “Governance Resolutions Condition” requires that, at the EGM or a subsequent EGM, Mobileye shareholders have adopted one or more resolutions effective upon the Offer Closing to appoint Purchaser-designated directors, including two non-executive directors who are independent from Intel and Purchaser (if such independent non-executive directors are not already members of the Mobileye Board), to replace those members of the Mobileye Board who will resign from the Mobileye Board effective as of the Offer Closing.

The “Material Adverse Effect Condition” requires that no fact, change, event, development, occurrence, or effect has occurred following the date of the Purchase Agreement that, individually or in the aggregate, would have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement).

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15 —“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

April 5, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must, prior to the Expiration Time, (a) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), (b) follow the procedure for book-entry transfer described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” or (c) request that your broker, dealer, commercial bank, trust company, or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery, and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company, or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders may call toll free: (800) 966-9021

Banks and brokers may call collect: (212) 269-5550

Email: mobileye@dfking.com

TABLE OF CONTENTS

SUMMARY TERM SHEET		i

INTRODUCTION		1

THE TENDER OFFER		6

1.	Terms of the Offer	6
2.	Acceptance for Payment and Payment for Shares	9
3.	Procedures for Accepting the Offer and Tendering Shares	10
4.	Withdrawal Rights	12
5.	Certain Tax Consequences	13
6.	Price Range of Shares; Dividends	17
7.	Certain Information Concerning Mobileye	18
8.	Certain Information Concerning Intel and Purchaser	18
9.	Source and Amount of Funds	20
10.	Background of the Offer; Past Contacts or Negotiations with Mobileye	21
11.	The Purchase Agreement; Other Agreements	26
12.	Purpose of the Offer; Plans for Mobileye	51
13.	Certain Effects of the Offer	56
14.	Dividends and Distributions	57
15.	Certain Conditions of the Offer	57
16.	Certain Legal Matters; Regulatory Approvals	58
17.	Appraisal Rights	60
18.	Fees and Expenses	60
19.	Miscellaneous	61

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”), and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal, and other related materials in their entirety, which, as each may be amended or supplemented from time to time, we collectively refer to as the “Offer.” Purchaser has included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser (as defined below) by Mobileye or has been taken from or is based upon publicly available documents or records of Mobileye on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer and Purchaser has not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding ordinary shares, nominal value €0.01 per share, of Mobileye (the “Shares”).

Price Offered Per Share	$63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof and payable in cash (the “Offer Consideration”).

Scheduled Expiration of Offer	5:00 p.m., New York City time, on June 21, 2017, unless the Offer is extended or earlier terminated (the “Expiration Time”). See Section 1 — “Terms of the Offer.”

Purchaser	Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”), and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”).

Who is offering to buy my Shares?

Purchaser, a wholly owned subsidiary of Intel, is offering to purchase for cash all outstanding Shares. Purchaser is a Delaware limited liability company and Intel is a Delaware corporation.

See the “Introduction” and Section 8 — “Certain Information Concerning Intel and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “Purchaser,” “us,” “we,” and “our” to refer to Cyclops Holdings, LLC. We use the term “Intel” to refer to Intel Corporation and the term “Mobileye” to refer to Mobileye N.V.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all outstanding Shares at a purchase price of $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

i

Is there an agreement governing the Offer?

Yes. Intel, Cyclops Holdings, Inc. (“Cyclops”), and Mobileye entered into a Purchase Agreement, dated as of March 12, 2017 (the “Purchase Agreement”). On April 4, 2017, Cyclops converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”). The Conversion has not adversely impacted, and will not adversely impact, in any respect Mobileye or any of its shareholders, or Mobileye’s rights under the Purchase Agreement, and has not relieved, and will not relieve, Intel or Cyclops of its respective obligations under the Purchase Agreement. The Purchase Agreement provides, among other things, for the terms and conditions of the Offer, and the corporate reorganization of Mobileye and its subsidiaries (the “Post-Offer Reorganization”).

See Section 11 — “The Purchase Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Mobileye,” and Section 15 — “Certain Conditions of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Mobileye so that we will own and control all of Mobileye’s current business. If the Offer is consummated, we intend to cause Mobileye to terminate the listing of the Shares on the New York Stock Exchange (“NYSE”). As a result, Mobileye and its Shares would cease to be publicly traded. In addition, after the consummation of the Offer we intend to cause the termination of the registration of Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable, and expect to take steps to cause the suspension of all of Mobileye’s reporting obligations with the SEC.

See Section 12 — “Purpose of the Offer; Plans for Mobileye” of this Offer to Purchase.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the Purchase Agreement. If you are the record owner of your Shares and you tender your Shares directly to American Stock Transfer & Trust Company, LLC (the “Depositary”), you will not have to pay brokerage fees, commissions, or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company, or other nominee and your broker, dealer, commercial bank, trust company, or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company, or nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company, or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Board of Directors of Mobileye think of the Offer?

After careful consideration, the Board of Directors of Mobileye (the “Mobileye Board”) has unanimously (other than the executive directors, Professor Amnon Shashua and Mr. Ziv Aviram, who abstained, due to potential conflicts of interest) (a) determined that the Purchase Agreement and certain of the transactions contemplated thereby are in the best interests of Mobileye, its business and strategy and its shareholders, employees and other relevant stakeholders, and (b) approved the Purchase Agreement and the execution, delivery, and performance of Mobileye’s obligations thereunder.

The Mobileye Board recommends that Mobileye shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Mobileye Board recommends that you vote “for” each of the items that contemplates a vote of Mobileye shareholders at the extraordinary general meeting of Mobileye shareholders (the “EGM”), which will be combined with Mobileye’s 2017 annual general meeting of shareholders, scheduled to be held on June 13, 2017 at 3:00 p.m. Central European Time at the Waldorf Astoria Amsterdam, Herengracht 542 — 556, 1017 CG Amsterdam, The Netherlands. At the EGM, Mobileye shareholders will be requested to vote on approval of (a) the transfer to and assumption of all or substantially all of the assets and liabilities of Mobileye by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) and the Liquidation (as defined below), including the appointment of a liquidator of Mobileye effective as of the time of the Liquidation (the “Pre-Wired Asset Sale Resolutions”), (b) certain amendments to Mobileye’s articles of association to become effective after the Offer Closing, including the conversion of Mobileye from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law (the “Conversion Resolutions”), (c) the appointment of directors designated by us to the Mobileye Board to replace certain current directors of Mobileye who will resign from the Mobileye Board effective as of the Offer Closing, and (d) other matters contemplated by the Purchase Agreement.

A more complete description of the reasons that the Mobileye Board approved the Offer and recommended that Mobileye shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Mobileye that Mobileye is furnishing to shareholders in connection with the Offer (the “Schedule 14D-9”).

Will you have the financial resources to make payment?

Yes. We estimate that the total amount of funds required to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, and to pay related transaction fees and expenses, will be approximately $15 billion. We anticipate funding such cash requirements from available cash and cash equivalents of Intel and its subsidiaries. The consummation of the Offer and the other transactions contemplated by the Purchase Agreement is not subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer?

No. We do not think our financial condition is relevant to your decision on whether to tender Shares and accept the Offer because:

•	The Offer is being made for all outstanding Shares solely for cash.

•	We will have access to unrestricted cash and cash equivalents of our affiliates, further described in Section 9 — “Source and Amount of Funds,” which we anticipate being sufficient to purchase all Shares tendered pursuant to the Offer and to complete the Post-Offer Reorganization.

•	The Offer is not subject to any financing condition.

•

If we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period (each as defined below), while we or Intel may elect to effectuate or cause to be effectuated the Post-Offer Reorganization by various mechanisms, we have no plans to offer any of our securities to effectuate the Post-Offer Reorganization. The steps we may take to effectuate the Post-Offer Reorganization include (but are not limited to) (a) acquiring all or substantially all assets and liabilities of Mobileye in the Asset Sale and, immediately following the consummation of the Asset Sale, dissolving and liquidating

Mobileye in accordance with applicable Dutch procedures, such that a depositary on behalf of non-tendering Mobileye shareholders will, immediately following the consummation of the Asset Sale, receive the Offer Consideration (without interest and less applicable withholding taxes) (the “Second Step Distribution”) or (b) commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for the compulsory acquisition (uitkoopprocedure) of non-tendered shares as provided by Dutch law (the “Compulsory Acquisition”). If the Compulsory Acquisition is implemented, then the Dutch Court will determine the price to be paid for the non-tendered Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to, or less than the Offer Consideration. Such price may potentially be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Mobileye shareholders who tendered their Shares to Purchaser in the Offer (the “Offer Payment Date”), provided that Purchaser has acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date or (ii) under certain circumstances, including when Purchaser has not acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date, from the date when the Dutch Court renders a judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their Mobileye Shares. The end of the period for the calculation of the Dutch Statutory Interest would be the date we pay for the Shares then owned by the non-tendering Mobileye shareholders.

See Section 12 — “Purpose of the Offer; Plans for Mobileye.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

You will have until 5:00 p.m., New York City time, on June 21, 2017, unless we extend the Offer in accordance with the Purchase Agreement or the Offer is earlier terminated. Furthermore, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase prior to that time.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Intel will cause us to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time (such time of payment, the “Offer Closing”). See Section 1 — “Terms of the Offer” and Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

Please give your broker, dealer, commercial bank, trust company, or other nominee instructions with sufficient time to permit such broker, dealer, commercial bank, trust company, or other nominee to tender your Shares in accordance with your instructions. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company, or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company, or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and under what circumstances?

Yes, subject to Intel’s rights to terminate the Purchase Agreement in accordance with its terms, we may extend the Offer to such other date and time as may be agreed in writing by Mobileye and Intel, and we have agreed in the Purchase Agreement that we will extend the Offer:

•	for the minimum period required by applicable law, the SEC or the rules of the NASDAQ Global Select Market (“NASDAQ”) or the NYSE; and

•	on one or more occasions in consecutive periods of 10 business days each, with such period to end at 5:00 p.m., New York City time on the last business day of such period (or such other duration as we, Intel and Mobileye may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•	if we determine in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time the Antitrust Clearance Condition (as defined below) is not reasonably likely to be satisfied within such 10 business day extension period, then we will be permitted to extend the Offer on such occasion for up to 20 business days;

•	if the sole remaining unsatisfied condition to the Offer is the Minimum Condition (as defined below) and the Pre-Wired Asset Sale Ruling (as defined below) has been obtained or Intel determines in its reasonable judgment that the Pre-Wired Asset Sale Ruling will not be received, we will not be required to extend the Offer for more than two occasions in consecutive periods of 10 business days each (or such other duration as we, Intel and Mobileye may agree); and

•	we are not required to extend the Offer beyond March 12, 2018 (subject to automatic extension to June 10, 2018 and September 8, 2018, respectively, if, at each earlier such date, all conditions to the closing have been satisfied, other than the Antitrust Clearance Condition) (such date, including any automatic extension thereof, the “End Date”).

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

Yes, following the Acceptance Time, we are obligated by the Purchase Agreement to provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, we or one of our affiliates elects to (a) exercise our right to purchase such number of newly issued ordinary shares of Mobileye so as to increase our ownership by 15% of the total ownership of ordinary shares of Mobileye after giving effect to such purchase (the “Call Option”) or

v

(b) effectuate the Asset Sale, we will extend the Subsequent Offering Period for at least five business days (the “Minority Exit Offering Period”). The purpose of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is to offer to acquire outstanding Shares that were not tendered pursuant to the Offer.

See Section 1 — “Terms of the Offer.”

What is the difference between an extension of the Offer and a Subsequent Offering Period?

A Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is not an extension of the Offer. A Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) occurs after we have accepted, and become obligated to pay for, all Shares that were validly tendered pursuant to the Offer and not properly withdrawn by the Expiration Time. No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and no withdrawal rights apply during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition (as its threshold may be lowered pursuant to the Purchase Agreement); (ii) the Antitrust Clearance Condition; (iii) the Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition, each as defined below.

The Offer also is subject to a number of other conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase. The conditions to the Offer will be in addition to, and not a limitation of, the rights of us to extend, terminate or modify the Offer in accordance with the terms and conditions of the Purchase Agreement. Subject to the applicable rules and regulations of the SEC, we expressly reserve the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, we will not, and Intel will cause us not to (without the prior written consent of Mobileye): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Mobileye shareholders.

See Section 15 — “Certain Conditions of the Offer.”

What is the Minimum Condition?

Subject to certain exceptions, the “Minimum Condition” generally means that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Intel or its affiliates, represents at least 95% (the “Threshold Percentage”) of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time.

See Section 15 — “Certain Conditions of the Offer.”

What is the Pre-Wired Asset Sale Ruling, and how is it related to the Minimum Condition?

Under the Purchase Agreement, Mobileye (which is a tax resident of Israel) has agreed, as soon as reasonably practicable after the execution of the Purchase Agreement, and in consultation with Intel and Purchaser, to prepare and file with the Israel Tax Authority (the “ITA”) an application for a ruling or rulings in form and substance reasonably acceptable to Intel and Purchaser that (a) exempts Intel, Purchaser and Mobileye from taxes in Israel with respect to the Asset Sale, the Second Step Distribution, and the Liquidation, taking into account all relevant related steps and (b) provides that the Asset Sale will not adversely affect the remaining duration or the extent of the incentives available to Mobileye and its subsidiaries resulting from the status of a Preferred Enterprise and/or Benefitted Enterprise under Israel’s Law for the Encouragement of Capital Investment, 1959, or require any recapture of any previously claimed incentive, and the entitlement of Mobileye or any of its subsidiaries to any such incentive shall be preserved despite the Asset Sale (clauses (a) and (b) together, the “Pre-Wired Asset Sale Ruling”).

If the ITA issues the Pre-Wired Asset Sale Ruling, then the 95% referred to in the definition of Threshold Percentage shall be lowered to 80% (or 67%, if the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions have also been adopted at the EGM).

See Section 15 — “Certain Conditions of the Offer.”

What are the Antitrust Clearance Condition, the Restraints Condition, the Governance Resolutions Condition and the Material Adverse Effect Condition?

The “Antitrust Clearance Condition” requires (a) the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the receipt of all required consents or approvals under the Israel Restrictive Trade Practices Law, 5748-1988, as amended, and (c) the receipt of, or expiration of relevant waiting periods under, all required clearances or approvals under other applicable regulatory or antitrust laws as agreed to by Purchaser, Intel, and Mobileye under the terms of the Purchase Agreement.

The “Restraints Condition” requires that there is not in effect any law, regulation, order, or injunction entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal, frustrating, or enjoining the consummation of the transactions contemplated by the Purchase Agreement, other than the Call Option. The foregoing shall also not apply with respect to any form of Post-Offer Reorganization (other than the Compulsory Acquisition, or Mobileye’s potential election pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes) to the extent that the number of Shares tendered pursuant to the Offer and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with the Shares then owned by Intel or its affiliates, represents at least 95% of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time.

The “Governance Resolutions Condition” requires that, at the EGM or a subsequent EGM, Mobileye shareholders have adopted one or more resolutions effective upon the Offer Closing to appoint Purchaser-designated directors, including two non-executive directors who are independent from Intel and Purchaser (if such independent non-executive directors are not already members of the Mobileye Board), to replace the members of the Mobileye Board who will resign from the Mobileye Board effective as of the Offer Closing.

The “Material Adverse Effect Condition” requires that no fact, change, event, development, occurrence or effect has occurred following the date of the Purchase Agreement that, individually or in the aggregate, would have or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement).

See Section 15 —“Certain Conditions of the Offer.”

Have any Mobileye shareholders already agreed to tender their Shares in the Offer?

Yes. In order to induce Intel and Purchaser to enter into the Purchase Agreement, concurrently with the execution and delivery of the Purchase Agreement, Professor Amnon Shashua, Mobileye’s Co-Founder, Chief Technology Officer and Chairman, and Ziv Aviram, Mobileye’s Co-Founder, Chief Executive Officer and President, (together, the “Founders”), entered into separate tender and support agreements with Intel and Purchaser (collectively, the “Tender and Support Agreements”). Shares owned by the Founders comprise, in the aggregate, approximately 7% of the outstanding Shares. Subject to the terms and conditions of the Tender and Support Agreements, the Founders have agreed, among other things, to tender their Shares in the Offer and to vote in favor of all matters to be approved by Mobileye shareholders at the EGM.

See Section 11 —“The Purchase Agreement; Other Agreements.”

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you hold Shares in book-entry form on the books of Mobileye’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (a) the Letter of Transmittal, properly completed and duly executed, and (b) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (a) a Book-Entry Confirmation (as defined under Section 2 —“Acceptance for Payment and Payment for Shares”); (b) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 3 —“Procedures for Accepting the Offer and Tendering Shares”); and (c) any other documents required by the Letter of Transmittal.

•	If you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. Please contact D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”) for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may properly withdraw your previously tendered Shares at any time until the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after June 4, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date we have accepted for payment the Shares validly tendered in the Offer. No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and no withdrawal rights apply during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will immediately be accepted and promptly paid for.

See Section 4 —“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To properly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the related Letter of Transmittal) to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company, or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company, or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and no withdrawal rights apply during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will immediately be accepted and promptly paid for.

See Section 4 —“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares and what will happen to Mobileye?

After the Offer Closing, we intend to cause Mobileye to terminate the listing of the Shares on NYSE (the “Delisting”). As a result, we anticipate that there will not be an active trading market for the Shares. In addition, after the Offer Closing, we intend to cause Mobileye to terminate the registration of Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of its reporting obligations with respect to the Shares with the SEC. As a result, with respect to the Shares, Mobileye would no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to foreign private issuers. Furthermore, the ability of “affiliates” of Mobileye and persons holding “restricted securities” of Mobileye to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”), may be impaired or eliminated.

In addition, you should be aware that, after amendment of Mobileye’s articles of association, following the Offer Closing, pursuant to the Conversion Resolutions proposed to be approved at the EGM, record ownership of Mobileye shares can only be transferred pursuant to a notarial deed executed before a Dutch notary. This will require compliance by the transferor and transferee of Shares with various administrative formalities under Dutch law and will also require shareholders to incur costs for Dutch notarial fees when they transfer Mobileye shares. If such amendment to Mobileye’s articles of association becomes effective prior to or during the Subsequent Offering Period or the Minority Exit Offering Period, then all transfers of record ownership of Shares to the Purchaser during the Subsequent Offering Period, and (if applicable) the Minority Exit Offering Period, must be effected by way of a notarial deed executed before a Dutch notary. This will cause transfers of record ownership of Shares to the Purchaser during such extensions of the Offer to be substantially more expensive, cumbersome and time-consuming than transfers of Shares to the Purchaser prior to the Expiration Date. Furthermore, you should be aware that after the second amendment of Mobileye’s articles of association pursuant to the Conversion Resolutions following the Delisting (“Amendment No. 2”), any share acquired by a Mobileye shareholder after the date of Amendment No. 2 would not be transferable prior to March 1, 2019, unless the Mobileye Board has approved such transfer.

If the Post-Offer Reorganization is consummated, it is anticipated that Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will be offered or will receive the same consideration for their Shares as those Mobileye shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes. However, in the Compulsory Acquisition, the Dutch Court will determine the price to be paid for the non-tendered Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to, or less than the Offer Consideration. Such price may potentially be increased by the Dutch Statutory Interest. As a result of the Post-Offer Reorganization, Mobileye will either be liquidated or become wholly owned by us.

The applicable withholding taxes (including Israeli dividend withholding taxes) or other taxes, if any, imposed on Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be different from, and greater than, the taxes imposed upon such Mobileye shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

In addition, if the Offer and the Post-Offer Reorganization are completed, another difference between tendering your Shares and not tendering your Shares pursuant to the Offer is that you may be paid earlier if you tender your Shares pursuant to the Offer.

See the “Introduction” to this Offer to Purchase, Section 11 —“The Purchase Agreement; Other Agreements,” Section 12 —“Purpose of the Offer; Plans for Mobileye” and Section 13 —“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

The Offer Consideration of $63.54 per Share represents a premium of approximately 34.42% over the reported closing price of $47.27 per Share on the NYSE on March 10, 2017, the last full trading day prior to the public announcement of the signing of the Purchase Agreement. On April 4, 2017, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $61.40 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 —“Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

Mobileye shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that after the Subsequent Offering Period, Intel or its affiliates hold less than 100% but at least 95% of Mobileye’s issued capital (geplaatst kapitaal), we or Intel may elect to commence, or cause to be commenced, the Compulsory Acquisition proceeding pursuant to which we will acquire all Shares held by

x

non-tendering Mobileye shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code (the “DCC”). In the Compulsory Acquisition proceeding, while we will request that the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration, with such price potentially being increased by Dutch Statutory Interest. The non-tendering Mobileye shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige us to buy their Shares.

See Section 17 —“Appraisal Rights.”

What will happen to my equity awards in the Offer?

At the Offer Closing, each restricted share unit issued by Mobileye pursuant to a Mobileye equity compensation plan (each, a “Mobileye RSU”) that is outstanding as of immediately prior to the Offer Closing and either (a) held by a person other than an employee who continues his or her employment with Mobileye or any of its subsidiaries at the Offer Closing (a “Continuing Employee”), whether vested or unvested, (b) vested in accordance with the terms of the applicable Mobileye equity compensation plan and award agreement evidencing such Mobileye RSU as of immediately prior to the Offer Closing and for which Shares have not yet been issued, (c) that, in the absence of the Offer and the other transactions contemplated by the Purchase Agreement, would become vested within two years following the Offer Closing and are held by a Continuing Employee whose employment or service with Mobileye commenced prior to the date of the Purchase Agreement or (d) is subject to accelerated vesting solely as a result of the completion of the Offer and the other transactions contemplated by the Purchase Agreement in accordance with the terms thereof (each, a “Terminating RSU”), will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof or any other person, be accelerated and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the Offer Consideration by (y) the total number of Shares subject to such Mobileye RSU. Any such payment with respect to a Terminating RSU shall be subject to all applicable federal, state and local tax withholding requirements, and, with respect to Israeli employees, in accordance with the terms and conditions of the Israel Equity Tax Ruling (as defined below), if obtained.

At the Offer Closing, each Mobileye RSU that is outstanding as of immediately prior to the Offer Closing and that is not a Terminating RSU will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof or any other person, be converted into an equity award subject to the same terms and conditions applicable to such Mobileye RSU (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) immediately prior to the Offer Closing with respect to a number of shares of common stock (rounded down to the nearest whole share) of Intel equal to (a) the number of Shares subject to such Mobileye RSU immediately prior to the Offer Closing multiplied by (b) the quotient obtained by dividing (x) the Offer Consideration by (y) the average closing price of the common stock of Intel on the NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the date of the Offer Closing (such quotient, the “Equity Award Adjustment Ratio”). The terms and conditions applicable to certain of these Mobileye RSUs will be modified as agreed to by the parties on the date of the Purchase Agreement.

At the Offer Closing, each option to acquire Shares granted by Mobileye pursuant to a Mobileye equity compensation plan (each, a “Mobileye Option”) that is outstanding as of immediately prior to the Offer Closing and either (a) held by a person other than a Continuing Employee, whether vested or unvested, (b) held by a person identified by the parties on the date of the Purchase Agreement, whether vested or unvested, (c) vested in accordance with the terms of the applicable Mobileye equity compensation plan and award agreement evidencing such Mobileye Option as of immediately prior to the Offer Closing, (d) that, in the absence of the Offer and the other transactions contemplated by the Purchase Agreement, would become vested within two years following the Offer Closing and are held by a Continuing Employee whose employment or service with Mobileye commenced prior to the date of the Purchase Agreement, or (e) is subject to accelerated vesting solely as a result of the completion of the Offer and the other transactions contemplated by the Purchase Agreement in accordance with the terms thereof (of which there are none), will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof or any other person, be accelerated (if required) and converted into and will become a right to receive an amount in cash, without interest, equal to the product of (x) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Mobileye Option multiplied by (y) the number of Shares subject to such Mobileye Option. Each Mobileye Option described in the prior sentence is referred to herein as a “Terminating Option.” Each Terminating Option that is outstanding and unexercised immediately prior to the Offer Closing that has an exercise price equal to or greater than the Offer Consideration will be cancelled as of the Offer Closing without consideration therefor and the holder of such Terminating Option will cease to have any rights with respect thereto. Any such payment with respect to a Terminating Option shall be subject to all applicable federal, state and local tax withholding requirements, and, with respect to Israeli employees, in accordance with the terms and conditions of the Israel Equity Tax Ruling, if obtained.

At the Offer Closing, each Mobileye Option that is outstanding as of immediately prior to the Offer Closing and that is not a Terminating Option, will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof or any other person, be converted into an option to purchase, subject to the same terms and conditions as applied to such Mobileye Option (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) immediately prior to the Offer Closing, a number of shares of common stock (rounded down to the nearest whole share) of Intel equal to (w) the number of Shares subject to such Mobileye Option immediately prior to the Offer Closing multiplied by (x) the Equity Award Adjustment Ratio, with an exercise price per Share (rounded up to the nearest whole cent) equal to (y) the exercise price per Share for which such Mobileye Option was exercisable immediately prior to the Offer Closing divided by (z) the Equity Award Adjustment Ratio. The terms and conditions applicable to certain of these Mobileye Options will be modified as agreed to by the parties on the date of the Purchase Agreement.

See Section 11 —“The Purchase Agreement; Other Agreements — Purchase Agreement — Treatment of Mobileye Equity Awards.”

What are the U.S. federal income tax consequences of tendering Shares for U.S. shareholders?

The receipt of cash in exchange for your Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or the Post-Offer Reorganization generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Post-Offer Reorganization.

See Section 5A —“Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Offer, the Asset Sale, and the Post-Offer Reorganization for certain U.S. shareholders.

What are the Israeli tax consequences of having my Shares accepted for payment in the Offer?

The receipt of cash in exchange for your Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or the Post-Offer Reorganization, will generally be considered an Israeli source transaction for Israeli income tax purposes and may be subject to mandatory withholding requirements. Mobileye and Purchaser obtained a ruling from the ITA that may afford certain shareholders relief from the Israeli withholding requirements.

See Section 5B —“Certain Israeli Income Tax Consequences” for a more detailed discussion of the Israeli income tax and withholding consequences of the Offer, the Asset Sale, and the Post-Offer Reorganization.

Additionally, with respect to shares issued pursuant to the exercise or vesting of Mobileye Options or Mobileye RSUs granted to Israeli employees, such tax and withholding consequences shall also be in accordance with the terms and conditions of the Israel Equity Tax Ruling, if obtained.

We urge you to consult your own tax advisor as to the particular Israeli tax consequences to you of the Offer and the Post-Offer Reorganization.

Who should I call if I have questions about the Offer?

D.F. King & Co., Inc. is acting as the Information Agent for the Offer. You may call the Information Agent toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers). See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Ordinary Shares of Mobileye N.V.:

Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a purchase price of $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of March 12, 2017 (as it may be amended from time to time, the “Purchase Agreement”), by and among Intel, Cyclops Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Intel (“Cyclops”) and Mobileye. On April 4, 2017, Cyclops converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”). The Conversion has not adversely impacted, and will not adversely impact, in any respect Mobileye or any of its shareholders, or Mobileye’s rights under the Purchase Agreement, and has not relieved, and will not relieve, Intel or Cyclops of its respective obligations under the Purchase Agreement. All references to “Purchaser” in describing Purchaser’s rights and obligations under the Purchase Agreement refer to Cyclops prior to the Conversion, and to Purchaser following the Conversion. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on June 21, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Purchaser may extend the Offer to such other date and time as may be agreed in writing by Mobileye and Intel, and will extend the Offer for the minimum period required by applicable law, the United States Securities and Exchange Commission (the “SEC”) or the rules of the NASDAQ Global Select Market (“NASDAQ”) or the New York Stock Exchange (“NYSE”). Purchaser will also extend the Offer on one or more occasions in consecutive periods of 10 business days each if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition, or 20 business days in case of the Antitrust Clearance Condition (as defined below) if such condition is not reasonably likely to be satisfied within such 10 business day extension period. Purchaser will not be required to extend the Offer for more than two occasions if the sole remaining unsatisfied condition to the Offer is the Minimum Condition (as defined below) and the Pre-Wired Asset Sale Ruling (as defined below) has been obtained or Intel determines in its reasonable judgment that the Pre-Wired Asset Sale Ruling will not be received, and Purchaser is not required to extend the Offer beyond the End Date (as defined below).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Intel will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”), and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the NYSE will be terminated, Mobileye will no longer be a publicly traded company, and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Mobileye’s reporting obligations with respect to the Shares with the SEC.

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition (as its threshold may be lowered pursuant to the Purchase Agreement); (ii) the Antitrust Clearance Condition; (iii) the Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition, each as defined below.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Intel or its affiliates, represents at least 95% of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time, provided that this threshold (a) may be lowered by Intel, in its sole discretion, to a percentage not less than 80%, (b) will be lowered to 80% if the Israel Tax Authority (the “ITA”) issues the Pre-Wired Asset Sale Ruling, and (c) will be lowered to 67% if (i) the ITA issues the Pre-Wired Asset Sale Ruling and (ii) the Pre-Wired Asset Sale Resolutions and Conversion Resolutions (each as defined below) are adopted at the EGM (as defined below).

The “Antitrust Clearance Condition” requires (a) the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the HSR Act (as defined below), (b) the receipt of all required consents or approvals under the Israel Restrictive Trade Practices Law, 5748-1988, as amended, and (c) the receipt of, or expiration of relevant waiting periods under, all required clearances or approvals under other applicable regulatory or antitrust laws as agreed to by Purchaser, Intel, and Mobileye under the terms of the Purchase Agreement.

The “Restraints Condition” requires that there is not in effect any law, regulation, order or injunction entered, enacted, promulgated, enforced, or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal, frustrating, or enjoining the consummation of the transactions contemplated by the Purchase Agreement, other than the Call Option. The foregoing shall also not apply with respect to any form of Post-Offer Reorganization (other than the Compulsory Acquisition, or Mobileye’s potential election pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes) to the extent that the number of Shares tendered pursuant to the Offer and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with the Shares then owned by Intel or its affiliates, represents at least 95% of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time.

The “Governance Resolutions Condition” requires that, at the EGM or a subsequent EGM, Mobileye shareholders have adopted one or more resolutions effective upon the Offer Closing to appoint Purchaser-designated directors, including two non-executive directors who are independent from Intel and Purchaser (if such independent non-executive directors are not already members of the Mobileye Board), to replace the members of the Mobileye Board who will resign from the Mobileye Board effective as of the Offer Closing.

The “Material Adverse Effect Condition” requires that no fact, change, event, development, occurrence, or effect has occurred following the date of the Purchase Agreement that, individually or in the aggregate, would have or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement).

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15 —“Certain Conditions of the Offer.”

After careful consideration, the board of directors (bestuur) of Mobileye (the “Mobileye Board”) has unanimously (other than the executive directors, Professor Amnon Shashua and Mr. Ziv Aviram, who abstained, due to potential conflicts of interest) (a) determined that the Purchase Agreement and certain of the transactions contemplated thereby are in the best interests of Mobileye, its business and its shareholders, employees and other relevant stakeholders, and (b) approved and adopted the Purchase Agreement and approved certain of the transactions contemplated thereby.

The Mobileye Board recommends that Mobileye shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Mobileye Board recommends that you vote “for” each of the items that contemplates a vote of Mobileye shareholders at the extraordinary general meeting of Mobileye shareholders (the “EGM”), which will be combined with Mobileye’s 2017 annual general meeting of shareholders, scheduled to be held on June 13, 2017, at 3:00 p.m. Central European Time at the Waldorf Astoria Amsterdam, Herengracht 542 — 556, 1017 CG Amsterdam, The Netherlands. At the EGM, Mobileye shareholders will be requested to vote on approval of (a) the Asset Sale (as defined below) and the Liquidation (as defined below), including the appointment of a liquidator of Mobileye effective as of the time of the Liquidation (the “Pre-Wired Asset Sale Resolutions”), (b) certain amendments to Mobileye’s articles of association to become effective after the Offer Closing, including the conversion of Mobileye from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law (the “Conversion Resolutions”), (c) the appointment of directors designated by us to the Mobileye Board to replace certain current directors of Mobileye who will resign from the Mobileye Board effective as of the Offer Closing, and (d) other matters contemplated by the Purchase Agreement.

A more complete description of the reasons that the Mobileye Board approved the Offer and recommended that Mobileye shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on the Schedule 14D-9 that Mobileye is furnishing to shareholders in connection with the Offer.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates has elected to (a) exercise its right to purchase such number of newly issued ordinary shares of Mobileye so as to increase Purchaser’s ownership by 15% of the total ownership of ordinary shares of Mobileye after giving effect to such purchase (the “Call Option”) or (b) effectuate the Asset Sale, Purchaser will extend the Subsequent Offering Period for at least five business days (the “Minority Exit Offering Period”). Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or Purchaser may effectuate or cause to be effectuated, at Intel’s or Purchaser’s election, a corporate reorganization of Mobileye and its subsidiaries (the “Post-Offer Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of Mobileye’s business operations from and after the consummation of the Post-Offer Reorganization and (b) any Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes. Notwithstanding the foregoing, in the event that the Compulsory Acquisition is implemented, then the Dutch Court (as defined below) will determine the price to be paid for the non-tendered Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Mobileye shareholders who tendered their Shares to Purchaser in the Offer (the “Offer Payment Date”), provided that Purchaser has acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date or (ii) under certain circumstances, including when Purchaser has not acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date, from the date when the Dutch Court renders a judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their Mobileye Shares. The end of the period for the calculation of the Dutch Statutory Interest would be on the date Purchaser pays for the Shares then owned by the non-tendering Mobileye shareholders. As a result of the Post-Offer Reorganization, Mobileye will either be liquidated or become wholly owned by Purchaser.

Purchaser and Intel may effectuate or cause to be effectuated, at Purchaser’s or Intel’s election, the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the receipt of the Pre-Wired Asset Sale Ruling (as defined below) and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM a sale of all or substantially all of the assets of Mobileye to, and the transfer to and assumption of all or substantially all of the assets and liabilities of Mobileye by, Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) and, as soon as practicable following the consummation of the Asset Sale, completing the Post-Offer Reorganization by the Liquidation (as defined below) and, as soon as practicable following the consummation of the Asset Sale, the Second Step Distribution (as defined below) or (b) if permissible under applicable law, the Compulsory Acquisition.

Under the Purchase Agreement, Mobileye (which is a tax resident of Israel) has agreed, as soon as reasonably practicable after the execution of the Purchase Agreement, and in consultation with Intel and Purchaser, to prepare and file with the ITA an application for a ruling or rulings in form and substance reasonably acceptable to Intel and Purchaser that (a) exempts Intel, Purchaser and Mobileye from Israeli tax with respect to the Asset Sale, the Second Step Distribution and the Liquidation, taking into account all relevant related steps (including the possible conversion of Mobileye from a naamloze vennootschap or N.V. to a besloten vennootschap met beperkte aansprakelijkheid or B.V. following the Asset Sale) and (b) provides that the Asset Sale will not adversely affect the remaining duration or the extent of the incentives available to Mobileye and its subsidiaries resulting from the status of a “Preferred Enterprise” and/or “Benefitted Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959, or require any recapture of any previously claimed incentive, and that the entitlement of Mobileye or any of its subsidiaries to any such incentive shall be preserved despite the Asset Sale (clauses (a) and (b) together, the “Pre-Wired Asset Sale Ruling”).

If the ITA issues the Pre-Wired Asset Sale Ruling and Mobileye shareholders have approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions, and if Purchaser and Intel elect to proceed with the Asset Sale followed by the Liquidation and the Second Step Distribution, and if the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Intel or its affiliates, represents at least 67% of Mobileye’s issued capital (geplaatst kapitaal) (or 80%, if the Mobileye shareholders have not approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions), then the cash consideration paid by Purchaser (or an affiliate of Purchaser) to Mobileye in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Mobileye shareholders as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) Mobileye will hold only the cash received in the Asset Sale; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Mobileye’s business operations and (ii) be the principal shareholder in Mobileye; and (c) the non-tendering Mobileye shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, Purchaser (or an affiliate of Purchaser) would then complete the Post-Offer Reorganization by causing Mobileye to be liquidated in accordance with applicable Dutch procedures (the “Liquidation”), with Purchaser (or an affiliate of Purchaser) providing an indemnity or guarantee to the liquidator in respect of the Liquidation for any deficit in the estate of Mobileye to enable the liquidator to make an immediate advance distribution in cash (the “Second Step Distribution”) to a depositary on behalf of each non-tendering Mobileye shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Intel or its affiliates, represents less than 100% but at least 95% of Mobileye’s issued capital (geplaatst kapitaal), and Purchaser and Intel elect to have Purchaser commence the Compulsory Acquisition, Purchaser would then complete the Post-Offer Reorganization by commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for the compulsory acquisition (uitkoopprocedure) of non-tendered shares as provided by Dutch law (the “Compulsory Acquisition”) of Shares held by non-tendering Mobileye shareholders in accordance with Section 2:92a or Section 2:201a of the DCC. While Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to, or less than the Offer Consideration (with such price potentially being increased by Dutch Statutory Interest). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Mobileye shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of Mobileye.

It is possible that Purchaser may not be able to implement any proposed Post-Offer Reorganization promptly after the consummation of the Offer, that such Post-Offer Reorganization may be delayed or that such Post-Offer Reorganization may not be able to take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Mobileye shareholders receive therefrom may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

The U.S. federal income tax consequences and Israeli tax consequences of the sale of Shares pursuant to the Offer and pursuant to the Post-Offer Reorganization are described in Section 5 —“Certain Tax Consequences.” The applicable withholding taxes (including Israeli dividend withholding taxes) and other taxes, if any, imposed on Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be different from, and greater than, the taxes imposed upon such Mobileye shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period). Shareholders are urged to consult with their tax advisers with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Offer Reorganization.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies may be solicited by Mobileye from its shareholders in connection with the EGM, and you should consult and read carefully any shareholders circular or other materials provided to you by Mobileye in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (and Intel will cause us to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn (as permitted under Section 4 —“Withdrawal Rights”) as of the Acceptance Time. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on June 21, 2017 (unless later extended as described below).

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition (as its threshold may be lowered pursuant to the Purchase Agreement); (ii) the Antitrust Clearance Condition; (iii) the Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition.

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15 —“Certain Conditions of the Offer.”

Subject to Intel’s rights to terminate the Purchase Agreement in accordance with its terms, Purchaser may extend the Offer to such other date and time as may be agreed in writing by Mobileye and Intel, and Purchaser has agreed in the Purchase Agreement that it will extend the Offer:

•	for the minimum period required by applicable law, the SEC or the rules of NASDAQ or the NYSE; and

•	on one or more occasions in consecutive periods of 10 business days each, with such period to end at 5:00 p.m., New York City time on the last business day of such period (or such other duration as Intel, Purchaser and Mobileye may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•	if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Antitrust Clearance Condition is not reasonably likely to be satisfied within such 10 business day extension period, then Purchaser will be permitted to extend the Offer on such occasion for up to 20 business days;

•	if the sole remaining unsatisfied condition to the Offer is the Minimum Condition and the Pre-Wired Asset Sale Ruling (as defined below) has been obtained or Intel determines in its reasonable judgment that the Pre-Wired Asset Sale Ruling will not be received, Purchaser will not be required to extend the Offer for more than two occasions in consecutive periods of 10 business days each (or such other duration as Intel, Purchaser, and Mobileye may agree); and

•	Purchaser is not required to extend the Offer beyond the End Date, which is March 12, 2018 (subject to automatic extension to June 10, 2018 and September 8, 2018, respectively, if, at each such earlier date, all conditions to the closing have been satisfied, other than the Antitrust Clearance Condition).

If Purchaser extends the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not, and Intel will cause Purchaser not to (without the prior written consent of Mobileye): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify, or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Mobileye shareholders.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice shall also include the approximate number of Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 —“Withdrawal Rights.” However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If, subject to the terms of the Purchase Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. Purchaser understands that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent, or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Following the Expiration Time, Purchaser intends to provide for a Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates elects to exercise the Call Option or effectuate the Asset Sale, Purchaser will extend the Subsequent Offering Period for the Minority Exit Offering Period of at least five business days. For purposes of the Offer, a “business day” means a day, other than Saturday, Sunday, or any other day on which commercial banks in Amsterdam, The Netherlands, or New York, New York, United States, are authorized or required by applicable law to close. The Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is not an extension of the Offer. A Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) shall occur after we have accepted, and become obligated to pay for, all Shares that were validly tendered pursuant to the Offer and not properly withdrawn by the Expiration Time, in which shareholders may tender Shares not previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period (including any extension thereof) in accordance with applicable rules, regulations and interpretations of the SEC. In particular, Purchaser will announce the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire and immediately begin the Subsequent Offering Period. There will be no withdrawal rights during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period); any Shares tendered will immediately be accepted by Purchaser and promptly paid for. Any shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will be acquired by Purchaser at the Offer Consideration, in cash, without interest and less applicable withholding taxes. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or Purchaser may effectuate or cause to be effectuated, at Intel’s or Purchaser’s election, the Post-Offer Reorganization. The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of Mobileye’s business operations from and after the consummation of the Post-Offer Reorganization and (b) any Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)) are offered or will receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)), without interest and less applicable withholding taxes. Notwithstanding the foregoing, in the event that the Compulsory Acquisition is implemented, then the Dutch Court will determine the price to be paid for the Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to, or less than the Offer Consideration. Such price may potentially be increased by the Dutch Statutory Interest. As a result of the Post-Offer Reorganization, Mobileye will either be liquidated or become wholly owned by Purchaser.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15 —“Certain Conditions of the Offer.” Under certain circumstances, Intel may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if the Purchase Agreement is validly terminated pursuant to its terms, Purchaser will (and Intel shall cause Purchaser to) promptly (and in any event within 24 hours following such termination), irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant to the Offer.

Mobileye has provided Intel and Purchaser with the Mobileye shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal, and other related materials to Mobileye shareholders. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Mobileye shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and other nominees whose names, or the names of whose nominees, appear on the Mobileye shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver by Purchaser (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) of all the conditions to the Offer set forth in Section 15 —“Certain Conditions of the Offer,” we will (and Intel will cause us to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. See Section 1 —“Terms of the Offer.” During the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, the Israel Restrictive Trade Practices Law, 5748-1988, as amended, and any other applicable foreign antitrust, competition, or merger control laws. See Section 16 —“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) if you are a record holder and you hold Shares in book-entry form on the books of Mobileye’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed, and (ii) any other documents required by the Letter of Transmittal and (b) if your Shares are held in “street” name and are being tendered by book-entry transfer, (i) confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in lieu of a Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), or any delay in making payment for Shares.

On the terms of and subject to the conditions to the Offer, we will (and Intel will cause us to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered pursuant to the Offer and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 —“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary prior to the Expiration Time.

3.	Procedures for Accepting the Offer and Tendering Shares.

Tenders. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if: (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or (b) Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer

Agents Medallion Program, the Stock Exchange Medallion Program, and the New York Stock Exchange Medallion Signature Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 promulgated under the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer but such shareholder cannot deliver the required documents to the Depositary prior to the Expiration Time, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery: (a) if you are a record holder and you hold Shares in book-entry form on the books of Mobileye’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed, and (ii) any other documents required by the Letter of Transmittal and (b) if your Shares are held in “street” name and are being tendered by book-entry transfer, (i) Book-Entry Confirmation into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time. The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and transfer the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges, and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser may determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determinations made by Purchaser with respect to the terms and conditions of the Offer may be challenged by Mobileye shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies, and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked, and no subsequent powers of attorney, proxies, consents, or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, with respect to any annual or extraordinary general meeting of Mobileye shareholders (including the EGM) or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon its acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Mobileye shareholders.

U.S. Federal Income Tax Information Reporting and Backup Withholding. Payments made to shareholders of Mobileye in the Offer or the Post-Offer Reorganization generally will be subject to U.S. federal income tax information reporting and may be subject to backup withholding. To avoid backup withholding, a U.S. shareholder should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that (a) such shareholder is a U.S. person, (b) the taxpayer identification number provided is correct, and (c) that such shareholder is not subject to backup withholding. Non-U.S. shareholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or at www.irs.gov, in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which IRS Form W-8 is appropriate. See the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 4, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered again by following one of the procedures described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and no withdrawal rights apply during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment. See Section 1 —“Terms of the Offer.”

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular shareholder, regardless of whether or not similar defects or irregularities are waived or not waived in the case of other shareholders. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by Mobileye shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

5.	Certain Tax Consequences.

5A	Certain U.S. Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Post-Offer Reorganization to U.S. Holders (as defined below) of Mobileye whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but who receive cash in the Post-Offer Reorganization. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed, and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect and could affect the tax consequences described below. Purchaser has not sought, and does not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code. The summary is not a complete description of all of the tax consequences of the Offer or the Post-Offer Reorganization and in particular, does not address many of the tax considerations applicable to shareholders that may be subject to special tax rules, including, without limitation: banks, certain financial institutions or insurance companies; real estate investment trusts, regulated investment companies or grantor trusts; dealers or traders in securities, commodities or currencies; tax-exempt entities; certain former citizens or long-term residents of the United States; persons that received Shares as compensation for the performance of services; persons that hold Shares as part of a “hedging,” “integrated,” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that hold Shares through such an entity; S-corporations; persons whose functional currency is not the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power or value of the outstanding Shares; or persons holding Shares in connection with a trade or business conducted outside the United States; controlled foreign corporations within the meaning of Section 957 of the Code; or passive foreign investment companies within the meaning of Section 1297 of the Code (“PFICs”). Moreover, this summary does not address the U.S. federal estate, gift, Medicare, alternative minimum tax, and any other applicable non-income tax laws, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States; (b) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust, if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (ii) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners generally will depend upon the status of the partner and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Post-Offer Reorganization.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER AND THE POST-OFFER REORGANIZATION, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN INCOME, AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

The Receipt of Cash in Exchange for Shares Pursuant to the Offer.

The exchange of Shares by U.S. Holders for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) in exchange for Shares pursuant to the Offer and the U.S. Holder’s adjusted tax basis in such Shares. Any such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Offer is subject to certain limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

The foregoing discussion assumes that Mobileye is not currently, and has not been, a PFIC for U.S. federal income tax purposes. Mobileye believes it is not, and has not ever been, a PFIC. In general, the test for determining whether Mobileye is or has been a PFIC is applied annually and is based upon the composition of Mobileye’s and certain of its affiliates’ income and assets for such taxable year. If Mobileye were a PFIC in the current taxable year or in any prior taxable year in which the tendering U.S. Holder has held the Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Shares, including an exchange of such Shares pursuant to the Offer, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election. U.S. Holders should consult their own tax advisors concerning whether Mobileye is or has been a PFIC for any given taxable year during which such U.S. Holder has owned Shares and the tax consequences of tendering Shares pursuant to the Offer.

Receipt of Cash in Exchange for Shares Pursuant to the Post-Offer Reorganization.

The U.S. federal income tax consequences of the Post-Offer Reorganization will depend on the exact manner in which it is carried out. However, if a U.S. Holder receives cash for Shares in the Compulsory Acquisition or the Second Step Distribution, the U.S. federal income tax consequences to such U.S. Holder would generally be the same as described above. Each U.S. Holder should consult its own tax advisor concerning the tax consequences of exchanging Shares pursuant to the Post-Offer Reorganization.

Foreign Tax Credits

In certain circumstances, a U.S. Holder may be subject to Israeli withholding or other taxes, as further described in Section 5B —“Certain Israeli Tax Aspects of the Offer and Post-Offer Reorganization.” A U.S. Holder may be able to obtain a deduction or a credit for such tax; however, the calculation of deductions and U.S. foreign tax credits involves the application of complex rules and limitations may apply. U.S. Holders should consult their tax advisors as to whether these Israeli taxes, if imposed, may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources or are otherwise deductible, particularly in light of the fact that income recognized on the exchange of Shares pursuant to the offer or pursuant to the Post-Offer Reorganization will generally constitute U.S.-source income.

5B	Certain Israeli Tax Aspects of the Offer and Post-Offer Reorganization.

The following is a summary of certain Israeli tax consequences of the Offer and the Post-Offer Reorganization to shareholders of Mobileye whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but who receive cash in the Post-Offer Reorganization. The summary is based on current provisions of the Israel Income Tax Ordinance (New Version), 5721 — 1961 (the “Ordinance”), and regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and could affect the tax consequences described below. Mobileye and Purchaser obtained a ruling from the ITA with respect to withholding requirements under the Ordinance (the “Israel Withholding Tax Ruling”). The summary below provides a general description of certain terms and conditions of the Israel Withholding Tax Ruling.

This summary is not a complete description of all the tax consequences of the Offer or the Post-Offer Reorganization and, in particular, does not address many of the tax considerations applicable to shareholders that may be subject to special tax rules or taxation under multiple tax jurisdictions.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES THAT THE OFFER AND THE POST-OFFER REORGANIZATION WILL HAVE ON YOU, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN INCOME, AND OTHER TAX LAWS IN VIEW OF YOUR PARTICULAR CIRCUMSTANCES.

The Receipt of Cash in Exchange for Shares Pursuant to the Offer.

Generally, the receipt of cash in exchange for your Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or the Post-Offer Reorganization will be considered an Israeli source transaction for Israeli income tax purposes and may be subject to mandatory withholding requirements.

Mobileye and Purchaser obtained the Israel Withholding Tax Ruling in order to exempt shareholders who are not Israeli residents, as determined under the Ordinance, from Israeli withholding tax obligations, subject to the conditions described below and the submission of non-Israeli residency declarations. The Shares held by Shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be acquired by Purchaser in the Compulsory Acquisition. If such Shareholders have not submitted the required non-Israeli residency declaration by the time payment for such shares is made, Purchaser may need to withhold tax from the consideration payable to such Shareholders at the full default withholding rate pursuant to Israeli law.

The exchange of Shares by an Israeli individual will generally be subject to tax at a rate of 25% on real capital gains derived from the sale of Shares, as long as the individual is not a “substantial shareholder” (generally a shareholder owning 10% or more of the right to profits, right to receive liquidation proceeds, right to nominate a director or voting rights, who will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of Shares). The determination of whether an individual is a substantial shareholder will be made on the date that the Shares are sold. In addition, an individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding such date he or she had been a substantial shareholder. A shareholder who purchased Shares prior to our initial public offering may be subject to tax at a higher tax rate, depending on the date of acquisition of the Shares and the shareholder’s specific circumstances.

Individuals whose annual income or gain exceeds NIS 640,000 will be charged an additional surcharge tax at a rate of 3% on the annual income or gain exceeding such amount. Individual shareholders whose income from the sale of securities is deemed business income are taxed at their respective marginal tax rates applicable to business income (up to 50%, including the additional tax described in the preceding paragraph).

An Israeli corporate shareholder will be subject to corporate tax, with respect to the gain derived from the exchange of its Shares, at a rate of 24%.

The exchange of Shares by non-Israeli resident shareholders for cash pursuant to the Offer can be exempt from Israeli capital gains tax subject to certain conditions stated in the Ordinance, and provided such gains do not derive from a permanent establishment of such shareholder in Israel. However, non-Israeli entities will not be entitled to such exemption if Israeli residents (i) own (directly or indirectly), alone or together with others, a controlling interest of more than 25% of any of the means of control in such non-Israeli entity, or (ii) are the beneficiaries of or entitled to 25% or more of the revenues or profits of such non-Israeli entity, directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.

The Israel Withholding Tax Ruling provides, among other things, that (1) payments made to non-Israeli brokers with respect to tendering Mobileye shareholders who certify that they (a) hold less than 5% of the outstanding Mobileye shares, (b) acquired their Mobileye shares on or after January 1, 2009, and (c) are currently, and at the time they acquired their Mobileye shares, non-Israeli residents for Israeli tax purposes, and provide the required signed declarations to such effect, will be exempt from Israeli withholding tax; (2) payments made to eligible Israeli brokers or Israeli financial institutions with respect to tendering Mobileye shareholders who hold less than 5% of the outstanding Mobileye shares and acquired their Mobileye shares on or after January 1, 2009, will be exempt from Israeli withholding tax by the Purchaser, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, as required under Israeli law; and (3) payments made with respect to tendering Mobileye shareholders not described in sections (1) and (2) above will be subject to Israeli withholding tax (generally at the rate of 25% for individuals and 24% for corporations), unless they provide a valid certificate issued by the ITA providing for an exemption from withholding or for a reduced withholding tax rate that will be in effect as of the date of actual payment for the sale of Mobileye shares. According to the terms of the Israel Withholding Tax Ruling, such valid certificate must specifically relate to the sale of Mobileye shares and a general exemption for “services and assets” may not be relied upon for an exemption or reduced rate of withholding. Once the closing occurs and the sale of Mobileye shares is confirmed, there will be no further opportunity to provide a valid certificate or remedy any deficiencies in a certificate that has already been provided, including in the event that a certificate limited in time is no longer in effect as of the date of payment.

Receipt of Cash in Exchange for Shares Pursuant to the Post-Offer Reorganization.

The Israeli tax consequences of the Post-Offer Reorganization imposed on Mobileye shareholders in respect of the Second Step Distribution may be different from, and greater than, the taxes imposed upon such shareholders of Mobileye had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), and may be subject to additional withholding tax requirements. Mobileye and Purchaser have filed an application for the Pre-Wired Asset Sale Ruling, which, if obtained, may provide that a shareholder receiving cash in the Second Step Distribution would generally be treated for Israeli tax purposes as described above.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NYSE under the ticker symbol “MBLY.” Mobileye has advised Intel and Purchaser that, as of the close of business on March 31, 2017, (a) 222,411,106 Shares were outstanding, (b) 28,435,593 Shares were subject to Mobileye Options (as defined below) and (c) 1,002,756 Shares were subject to Mobileye RSUs (as defined below) granted and outstanding under Mobileye’s benefits plans.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NYSE.

	High	Low
Year Ended December 31, 2014
Third Quarter (from August 1, 2014, date of IPO)	$58.61	$31.11
Fourth Quarter	$60.28	$39.25
Year Ended December 31, 2015
First Quarter	$45.05	$32.41
Second Quarter	$55.84	$40.01
Third Quarter	$64.48	$41.08
Fourth Quarter	$52.00	$39.18
Year Ended December 31, 2016
First Quarter	$42.74	$23.57
Second Quarter	$49.00	$33.93
Third Quarter	$51.15	$41.01
Fourth Quarter	$43.20	$33.69
Year ended December 31, 2017
First Quarter	$61.51	$38.67
Second Quarter (through April 4, 2017)	$61.49	$61.15

On March 10, 2017, the last full trading day prior to the public announcement of the signing of the Purchase Agreement, the reported closing price of the Shares on the NYSE was $47.27 per Share. On April 4, 2017, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $61.40 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

According to Mobileye’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, Mobileye has never declared or paid any cash dividends on its share capital, and intends to reinvest future earnings, if any, in its business, and does not expect to pay any cash dividends in the foreseeable future.

7.	Certain Information Concerning Mobileye.

Except as specifically set forth in this Offer to Purchase, the information concerning Mobileye contained in this Offer to Purchase has been taken from or is based upon information furnished by Mobileye or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Mobileye’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Mobileye, whether furnished by Mobileye or contained in such documents and records, or for any failure by Mobileye to disclose events that may have occurred or that may affect the significance or accuracy of any such information that is unknown to Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary, as applicable.

General. Mobileye’s legal name is Mobileye N.V. and its commercial name is “Mobileye.” Mobileye is incorporated in The Netherlands as a Dutch public company with limited liability (naamloze vennootschap). On August 6, 2014, Mobileye made an initial public offering of 8.325 million shares of its common stock and listed such common stock on the NYSE. Mobileye is the global leader in the development of computer vision and machine learning-based sensing, mapping and driving policy technology for advanced driver assistance systems and autonomous driving technologies. Mobileye’s official registered office, principal executive offices and management headquarters are located at Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel, and its telephone number at that address is +972 2 541 7333. Mobileye’s management is located in Israel. Although Mobileye is incorporated in The Netherlands, Mobileye is a resident of Israel and not The Netherlands for tax purposes. Mobileye’s common stock is traded on the NYSE under the symbol “MBLY.”

Available Information. Mobileye is a “foreign private issuer” as such term is defined under Rule 3b-4 of the Exchange Act. The Shares are registered under the Exchange Act. Accordingly, Mobileye is subject to certain of the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file annual reports with the SEC and to furnish other information to the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the internet at www.sec.gov that contains reports, and other information regarding registrants, including Mobileye, that file electronically with the SEC.

8.	Certain Information Concerning Intel and Purchaser.

8A	Intel

Intel incorporated in 1968 under the laws of the state of California. In 1989, Intel reincorporated in the state of Delaware. Intel is a world leader in the design and manufacturing of essential products and technologies that power the cloud and an increasingly smart, connected world. Intel delivers computer, networking, and communications platforms to a broad set of customers including original equipment manufacturers (OEMs), original design manufacturers (ODMs), and cloud and communications service providers, as well as industrial, communications, and automotive equipment manufacturers. Intel’s common stock is traded on NASDAQ under the symbol “INTC.”

8B	Purchaser

Purchaser is a limited liability company formed under the laws of the State of Delaware. Purchaser was originally incorporated as a Delaware corporation on March 1, 2017 and was converted to a Delaware limited liability company on April 4, 2017. Purchaser was formed for the purpose of negotiating the Purchase Agreement and structuring and effecting the transactions contemplated thereby, including the Offer and the Post-Offer Reorganization. Purchaser is a wholly owned subsidiary of Intel.

The address of Intel’s and Purchaser’s principal executive offices is 2200 Mission College Blvd., Santa Clara, California, 95054-1549, and the telephone number at such address is (408) 765-8080. The name, citizenship, business address, present principal occupation or employment, and five-year employment history of each of the directors, executive officers, or managers of Intel and Purchaser are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Intel, Purchaser or, after due inquiry and to the best knowledge and belief of Intel and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as described elsewhere in this Offer to Purchase (including Schedule I to this Offer to Purchase), (a) none of Intel, Purchaser or, after due inquiry and to the best knowledge and belief of Intel and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Intel or Purchaser or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (b) none of Purchaser or, after due inquiry and to the best knowledge and belief of Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors, or subsidiaries has effected any transaction in respect of any Shares during the 60-day period preceding the date of this Offer to Purchase. Notwithstanding the foregoing, David Yoffie, a member of the board of directors of Intel, (i) purchased 10,000 Shares in open market transactions on an arm’s-length basis, the last of which occurred in February 2016, representing less than 0.1% of the outstanding Shares as of March 28, 2017 and (ii) was granted in February 2015 Mobileye Options (as defined below) to acquire 25,000 Shares representing, in the aggregate, less than 0.1% of the outstanding Shares as of March 28, 2017. Such Mobileye Options are subject to vesting over a four-year period and were granted by Mobileye to Mr. Yoffie in connection with the provision of advisory services by Mr. Yoffie to Mobileye. As of March 28, 2017, 12,500 of such Mobileye Options had vested. Any then-outstanding unvested Mobileye Options held by Mr. Yoffie will accelerate upon the Offer Closing in the manner described in Section 11 —“The Purchase Agreement, Other Agreements. — Treatment of Equity Awards.”

Except as described elsewhere in this Offer to Purchase, (a) none of Intel, Purchaser or, after due inquiry and to the best knowledge and belief of Intel and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of Mobileye (including, but not limited to, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations), and (b) during the two-year period preceding the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Intel, Purchaser, or any of their affiliates or, after due inquiry and to the best knowledge and belief of Intel and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Mobileye or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth in this Offer to Purchase, none of Intel, Purchaser or, after due inquiry and to the best knowledge and belief of Intel and Purchaser, any of the persons listed in Schedule I hereto has had any business relationship, or transaction with Mobileye or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations, or transactions between Intel or any of its subsidiaries or, after due inquiry and to the best knowledge and belief of Intel and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Mobileye or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer, or other acquisition of any class of Mobileye’s securities, an election of Mobileye’s directors, or a sale or other transfer of a material amount of assets of Mobileye during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Intel has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. You may read and copy the Schedule TO and the exhibits thereto at SEC Headquarters at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC. Intel has also made and will continue to make information relating to the transaction available to the public on http://intelandmobileye.transactionannouncement.com/, which has been and will continue to be used by Intel and Mobileye to disclose information about the transaction and comply with the SEC’s Regulation FD. The website and the information on or connected to the website are not a part of this Offer to Purchase, are not incorporated herein by reference and should not be considered a part of this Offer to Purchase.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Purchaser obtaining financing to fund the purchase of Shares pursuant to the Offer and to fund the Post-Offer Reorganization. We believe the financial condition of Purchaser is not material to a decision by a holder of Shares whether to sell, hold, or tender Shares pursuant to the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) we will have access to unrestricted cash and cash equivalents of our affiliates, which we anticipate being sufficient to purchase all Shares tendered pursuant to the Offer and to complete the Post-Offer Reorganization, (c) the Offer is not subject to any financing condition, and (d) if we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), we or Intel may elect to effectuate or cause to be effectuated the Post-Offer Reorganization, in part, based on the number of Shares held by us and our affiliates following the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), including (but not limited to) by (i) acquiring all assets of Mobileye in the Asset Sale and, following the consummation of the Asset Sale, dissolving and liquidating Mobileye in accordance with applicable Dutch procedures, such that non-tendering Mobileye shareholders will receive the Offer Consideration (without interest and less applicable withholding taxes) as the Second Step Distribution, or (ii) commencing the Compulsory Acquisition. In the event that the Compulsory Acquisition is implemented, then the Dutch Court will determine the price to be paid for the non-tendered Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to, or less than the Offer Consideration. Such price may potentially be increased by the Dutch Statutory Interest.

We estimate that the total amount of funds required for Purchaser to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, and to pay related transaction fees and expenses, will be approximately $15 billion. We anticipate funding such cash requirements from available cash and cash equivalents of Intel and its subsidiaries.

10.	Background of the Offer; Past Contacts or Negotiations with Mobileye.

The following chronology summarizes the key meetings and events between representatives of Intel and Purchaser and representatives of Mobileye that led to the signing of the Purchase Agreement. The following chronology does not purport to catalogue every conversation among representatives of Intel, Purchaser and Mobileye. For a review of Mobileye’s additional activities relating to these contacts, please refer to Mobileye’s Schedule 14D-9 being mailed to Mobileye shareholders with this Offer to Purchase. For purposes of this discussion, “Intel” refers to Intel and its direct and indirect subsidiaries, including but not limited to Purchaser.

The following chronology summarizes the key meetings and other events between representatives of Intel and representatives of Mobileye during the period preceding the signing of the Purchase Agreement. For a review of Mobileye’s additional key events that led to the signing of the Purchase Agreement, please refer to Mobileye’s Schedule 14D-9 being mailed to Mobileye’s shareholders with this Schedule TO and Offer to Purchase.

In the ordinary course of its business, Intel seeks to create value for its stockholders by, among other things, enhancing its product offerings and developing a portfolio of differentiated products. As part of this initiative, Intel’s senior management team regularly considers, evaluates and discusses with the board of directors of Intel (the “Intel Board”) potential transactions and collaborations that align with Intel’s businesses, strategic direction and ongoing business development plans. Intel has had commercial dealings with Mobileye for some time, including as part of the collaboration among BMW Group, Intel and Mobileye established on July 1, 2016 and aimed at creating an industry standard and defining a platform for autonomous driving that would address Level 3 to Level 5 autonomous driving and be made available to car vendors. During the course of Intel’s evaluations and in consideration of prior dealings with Mobileye, Intel identified Mobileye as a potential acquisition candidate that could enhance Intel’s technology offerings within the automotive segment.

On September 13, 2016, at a regularly scheduled meeting of the Intel Board, Doug Davis, Senior Vice President and General Manager of Intel’s Automated Driving Group, gave a presentation on Intel’s Internet of Things group and Intel’s new Autonomous Driving Group and described Intel’s ongoing collaboration arrangements with BMW Group and Mobileye. At this time, David Yoffie, a member of the Intel Board, identified to the Intel Board a potential personal conflict of interest arising from serving as an advisor to Mobileye (as described in Section 8 —“Certain Information Concerning Intel and Purchaser”). At such meeting, members of the Intel Board asked Brian Krzanich, Chief Executive Officer and Director of Intel, to consider further opportunities for Intel to expand its efforts in the automotive industry. Thereafter, Mr. Krzanich directed Wendell Brooks, Senior Vice President of Intel and President of Intel Capital, to conduct an initial evaluation of Mobileye’s businesses, operations, and financial performance based on publicly available information.

On October 6, 2016, some members of the Intel Board met with Intel management to hear a presentation on a potential strategic transaction with Mobileye. At the end of the discussion, such members of the Intel Board requested that Mr. Brooks prepare a presentation to be given to the full Intel Board at its meeting on November 16, 2016 regarding a potential strategic transaction with Mobileye.

During the course of October, November, and December 2016 and January 2017, Intel management, together with representatives from Bain & Company Inc., engaged by Intel to conduct market research on the environment in which Mobileye operates (“Bain”), Citigroup Global Markets Inc., a financial advisor to Intel (“Citi”), and Rothschild Inc., a financial advisor to Intel (“Rothschild”), initiated a comprehensive evaluation of Mobileye’s businesses, operations, and financial performance based on publicly available information and engaged in discussions and meetings regarding Mobileye. Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to Intel, also participated in certain of those discussions and meetings.

On November 16, 2016, Mr. Brooks gave a presentation to the Intel Board, at a regularly scheduled meeting, on the drivers for a potential strategic transaction with Mobileye and the proposed structure of such a transaction. At this meeting, the Intel Board authorized management to engage in preliminary discussions with

Mobileye around the possibility of entering into a strategic transaction with Mobileye. As a result of the potential personal conflict that Mr. Yoffie had previously disclosed, Mr. Yoffie did not attend this portion of the Intel Board meeting and recused himself from this and any subsequent discussions relating to, and any vote of the Intel Board regarding, any potential strategic transaction with Mobileye. Mr. Yoffie also did not receive or review any documents relating to the potential strategic transaction with Mobileye in connection with this meeting or subsequent Intel Board meetings.

On November 27, 2016, Professor Shashua, Co-Founder, Chief Technology Officer and Chairman of Mobileye, and Erez Dagan, Senior VP Advanced Development & Strategy of Mobileye, met in Munich, Germany with Mr. Krzanich, Mr. Brooks and Mr. Davis, for various business discussions. It was at this meeting that Intel’s representatives first expressed an interest in a potential strategic transaction with Mobileye. Professor Shashua explained that Mobileye was not interested in pursuing such discussions at such time. Professor Shashua met again with Mr. Brooks and Mr. Davis on November 29, 2016 to discuss the business of Mobileye in more detail. At this meeting, Professor Shashua asked Intel to defer any follow-up conversation until after the Consumer Electronics Show (commonly known as CES), an annual trade show organized by the Consumer Technology Association that is held every January in Las Vegas. In these discussions, Professor Shashua expressed his view that in order for a strategic transaction to be considered by the Mobileye Board, the price per Share to be paid by Intel would have to be greater than the all-time highest price at which the Shares had traded in the past.

On December 7, 2016, Professor Shashua and Mr. Brooks corresponded regarding the business and operations of Mobileye. Professor Shashua responded to Mr. Brooks’ basic due diligence questions regarding Mobileye’s business via this correspondence.

On January 5, 2017, Professor Shashua met with Mr. Krzanich and Mr. Brooks at the 2017 CES Conference. They discussed Intel’s interest in a potential strategic transaction on a preliminary basis, though no price per Share was discussed at this time.

On January 19, 2017, Mr. Brooks gave a presentation to the Intel Board, at a regularly scheduled meeting, regarding Intel’s proposed strategy with respect to Intel’s Automated Driving Group and automotive technology, generally, including a discussion of the potential acquisition by Intel of Mobileye. The Intel Board authorized Intel management to continue its review of a potential strategic transaction, to continue discussions with Mobileye regarding a potential acquisition of Mobileye, and to make a non-binding acquisition proposal. Following this meeting and at various times in the month of January 2017, representatives of Intel engaged with Bain, Citi and Rothschild, as well as Skadden, Houthoff Buruma, Intel’s Dutch Counsel (“Houthoff”), and Yigal Arnon & Co., Intel’s Israeli counsel (“Yigal”), to further develop a strategy for engaging with Mobileye in discussions around the potential strategic transaction and to discuss potential structures for any such potential strategic transaction.

On January 20, 2017, Mr. Brooks phoned Professor Shashua to inform him that the Intel Board had approved the commencement of formal discussions with Mobileye to pursue a potential strategic transaction.

On January 27, 2017, Mr. Krzanich and Mr. Brooks met with Professor Shashua and Mr. Aviram, Mobileye’s Co-Founder and Chief Executive Officer, in New York to discuss preliminarily the general outline of a potential strategic transaction, process, and timeline. At this meeting, Intel’s representatives preliminarily suggested an all cash purchase price per Share of $60 in a transaction providing for the acquisition of 100% of the Shares, although no agreement regarding price was reached. Mobileye’s representatives indicated to Intel’s representatives that they did not expect the offer from Intel to be sufficient, but would discuss the offer with the Mobileye Board.

On January 30, 2017, Mr. Aviram indicated to Mr. Brooks that, based on preliminary discussions among Mr. Aviram and certain members of the Mobileye Board, an all cash purchase price per Share of $70 in a transaction providing for the acquisition of 100% of the Shares would be appropriate. Intel’s and Mobileye’s representatives then deferred price discussions until further discussions around the proposed transaction and the structure of the proposed transaction could be addressed between the parties and their respective representatives.

On February 1, 2017, in order to further discussions of a potential acquisition of Mobileye by Intel, Intel and Mobileye entered into a transaction letter containing exclusivity provisions and a confidentiality agreement (each described in more detail in Section 11 —“The Purchase Agreement; Other Agreements” under the headings “Transaction Letter” and “Confidentiality Agreement,” respectively).

From February 1, 2017 to February 3, 2017, representatives of Intel and Mobileye corresponded and held conference calls regarding the timing and structure of the proposed transaction.

On February 3, 2017, Intel and its legal counsel, its financial advisors, and Bain were given access to a virtual data room containing confidential information about Mobileye. During the following weeks and through March 12, 2017, Intel and its representatives continued their comprehensive evaluation of Mobileye’s businesses, operations, and financial performance based on both publicly available information and due diligence materials provided by Mobileye in the virtual data room and engaged in various discussions and meetings regarding Mobileye. During that time period, Skadden, Houthoff, and Yigal also participated in many discussions and meetings with Intel and its other representatives.

On February 4, 2017, Skadden delivered an initial draft of the Purchase Agreement to Morrison & Foerster LLP, Mobileye’s counsel (“Morrison & Foerster”) (described in more detail in Section 11 —“The Purchase Agreement; Other Agreements” under the heading “The Purchase Agreement”). The parties exchanged drafts of the Purchase Agreement and other documents through the signing of the Purchase Agreement and ancillary agreements on March 12, 2017.

On February 9, 2017 and February 10, 2017, representatives of Intel’s management, Skadden, Bain, Citi, and Rothschild and representatives of Mobileye’s management, Morrison & Foerster, and Van Campen Liem, Mobileye’s Dutch counsel (“Van Campen”), met at Skadden’s New York offices to discuss structuring and conditionality issues regarding the proposed transaction. Representatives of Intel’s management and Skadden and representatives of Mobileye’s management, Morrison & Foerster, and Van Campen also met to discuss the initial draft of the Purchase Agreement delivered by Skadden on February 4, 2017 and principal areas in which the parties’ views diverged as well as structural matters with respect to the proposed transaction. Mr. Brooks confirmed during those meetings that Intel would fund the proposed transaction through cash available on Intel’s balance sheet.

On February 10, 2017, Skadden delivered an initial draft of the form of Tender and Support Agreement to Morrison & Foerster (described in more detail in Section 11 —“The Purchase Agreement; Other Agreements” under the heading “Tender and Support Agreements” respectively) and Morrison & Foerster sent Skadden a revised draft of the Purchase Agreement.

On February 11, 2017, Professor Shashua made a presentation to representatives of Intel (including Intel’s third party representatives), which included an overview of Mobileye’s business, operations, and strategy.

On February 12, 2017, representatives of Intel’s management and Skadden and representatives of Mobileye’s management and Morrison & Foerster met to discuss the response draft of the Purchase Agreement provided by Morrison & Foerster to Skadden on February 10, 2017.

During the week of February 13, 2017, Skadden and Morrison & Forester exchanged drafts of the other transaction documents and engaged in multiple discussions regarding the Purchase Agreement and the other transaction documents with the additional participation of representatives of Intel’s and Mobileye’s management, Houthoff, Yigal, Van Campen, and Goldfarb Seligman & Co., Mobileye’s Israeli counsel (“Goldfarb”). The outstanding issues at this time included, among other things, (a) whether Mobileye would grant Purchaser a strategic investment option to purchase up to 15% of the shares of Mobileye, (b) whether Mobileye’s Board would be entitled to terminate the Purchase Agreement in order to enter into an alternative acquisition agreement with respect to a superior proposal, (c) the “tail” period under the Tender and Support Agreements after termination of the Purchase Agreement, during which the signatories of the Tender and Support Agreements would continue to be bound by certain provisions of such agreements, (d) which of Mobileye’s insiders would be required to enter into Tender and Support Agreements, (e) the definition of “Company Material Adverse Effect” and the related Offer Conditions, (f) Intel’s level of required effort in order to obtain regulatory approvals, and (g) Mobileye’s request for reverse termination compensation, and Intel’s request for termination compensation, and the circumstances under which these amounts would become payable.

From February 16, 2017 to February 18, 2017, representatives of Intel’s management, Skadden and Houthoff met with representatives of Mobileye’s management and Morrison & Foerster at the New York offices of Skadden to continue to discuss the remaining outstanding issues between the parties and several open due diligence items. Such discussions confirmed that there remained significant gaps between the parties, including with respect to (a) Intel’s request for a strategic investment option to purchase up to 15% of the Shares of Mobileye, (b) the termination triggers for the Tender and Support Agreements requested by Intel, (c) the definition of “Company Material Adverse Effect,” (d) the triggers for the payment of termination compensation by Mobileye, and (e) the treatment of Mobileye Options and Mobileye RSUs.

On February 20, 2017, representatives of Intel’s management provided an update to the Intel Board which included a preliminary review of the potential merits of the proposed transaction, the potential reaction of stockholders and the general status of the negotiation of the Purchase Agreement and other transaction documents with Mobileye and its representatives, as well as on matters reviewed in connection with the due diligence review process. Also on February 20, 2017, Skadden sent Morrison & Foerster a revised draft of the Purchase Agreement.

On February 22, 2017, Mobileye issued its earnings release for the fourth quarter of 2016 and the full year 2016.

From February 24, 2017 through February 26, 2017, representatives of Intel’s management, Skadden, and Houthoff held meetings with representatives of Mobileye’s management, Morrison & Foerster, and Van Campen at the New York offices of Skadden to negotiate the remaining outstanding issues between the parties. There remained significant gaps between the parties, including with respect to the definition of “Company Material Adverse Effect,” the deal protection mechanisms and certain other important provisions. In connection with these discussions, on February 24, 2017, Morrison & Foerster sent Skadden further revised drafts of the Purchase Agreement and the form of Tender and Support Agreement. Following these additional negotiations, it was agreed, among other things, that (a) Intel would not be granted a strategic investment option but would be granted the right to purchase such number of newly issued ordinary shares of Mobileye so as to increase Purchaser’s ownership by 15% of the total ownership of ordinary shares of Mobileye after giving effect to such purchase, which could only be exercised following the expiration of the Offer and the acceptance for payment by Purchaser of all Shares validly tendered (referred to in the Purchase Agreement as the “Call Option”), (b) a fiduciary termination right of the Mobileye Board would be included in the Purchase Agreement, (c) Mobileye would not pay any termination compensation in the event the Purchase Agreement were terminated as a result of a superior proposal, (d) for an alternative acquisition proposal to constitute a superior proposal the topping bid would be required to be a cash bid for an amount per Share at least 10% higher than Purchaser’s offer price, and (e) Intel would not pay any termination compensation in the event the proposed transaction were not to be consummated due to the failure to receive antitrust clearances.

On February 26, 2017, Intel delivered to Mobileye an initial draft of the form of Non-Competition Agreement to be entered into with key Mobileye executives in favor of Intel providing for a five-year non-competition period (as defined and described in more detail in Section 11 —“The Purchase Agreement; Other

Agreements” under the heading “Non-Competition Agreement”). On February 26, 2017, Skadden also delivered to Morrison & Foerster revised drafts of the Purchase Agreement and the form of Tender and Support Agreement.

On February 27, 2017, Morrison & Foerster delivered an initial draft of the confidential disclosure letter to the Purchase Agreement to Skadden. During the subsequent several days, representatives of Mobileye’s management and Morrison & Foerster engaged in several calls with representatives of Intel’s management and Skadden to address questions on the confidential disclosure letter.

On February 28, 2017, representatives of the Mobileye’s management, Intel’s management, and representatives of Morrison & Foerster and Skadden held a conference call to discuss certain intellectual property due diligence matters. Also on February 28, 2017, Morrison & Foerster sent Skadden revised drafts of the Purchase Agreement and the form of Tender and Support Agreement.

On March 3, 2017, Skadden sent Morrison & Foerster a revised draft of the form of Tender and Support Agreement.

On March 5, 2017, Morrison & Foerster sent Skadden a further revised draft of the Purchase Agreement.

On March 7, 2017 and March 8, 2017, Skadden and Morrison & Foerster exchanged revised drafts of the Purchase Agreement.

On March 8, 2017, Mr. Krzanich and Professor Shashua had a call during which Mr. Krzanich orally delivered a non-binding proposal to acquire all of the Shares for a price of $63.15 per Share in cash.

On March 9, 2017, Professor Shashua indicated on a call with Mr. Krzanich that the Mobileye Board would require a higher price per Share than $63.15 in cash in order to approve Mobileye’s entry into the Purchase Agreement. Also on March 9, 2017, Morrison & Foerster sent Skadden a revised draft of the Purchase Agreement.

On March 10, 2017, Mr. Krzanich reported to Professor Shashua that he was prepared to recommend to the Intel Board an increased price of $63.54 per Share in cash. During such discussion, Mr. Krzanich also requested that Professor Shashua commit to a three-year non-competition agreement with Intel and that Professor Shashua be subject to certain financial penalties in case Professor Shashua were to voluntarily terminate his employment relationship with Intel prior to the three-year anniversary of the Offer Closing. Following such discussions, on March 10, 2017, Intel delivered to Mobileye a revised draft of the Non-Competition Agreement to be entered into by Professor Shashua and an addendum to Professor Shashua’s employment agreement with Mobileye, to be effective on the closing of the Offer (as described in more detail in Section 11 —“The Purchase Agreement; Other Agreements” under the heading “Employment Agreement Addendum”).

On March 11, 2017, Mr. Krzanich and Professor Shashua discussed further Intel’s pricing proposal and Professor Shashua expressed his preliminary support for the revised offer made by Mr. Krzanich on behalf of Intel. On the same date, Mr. Krzanich agreed to retract the request that Professor Shashua be subject to financial penalties in the event that he were to terminate voluntarily his employment relationship with Intel prior to a three-year anniversary of the Offer Closing in exchange for Professor Shashua’s agreement to postpone the vesting schedule applicable to certain of his options and restricted share units, if any. Mr. Krzanich also reaffirmed Intel’s position with respect to Professor Shashua entering into the Non-Competition Agreement with and in favor of Intel. Also on March 11, 2017, Skadden sent Morrison & Foerster a revised draft of the Purchase Agreement.

Also on March 11, 2017, the Intel Board held a meeting that was attended by members of Intel’s management team and representatives of Skadden, Citi, and Rothschild. During this meeting, the Intel Board was provided with an update regarding discussions with Mobileye and reviewed the material terms and conditions of the Purchase Agreement and other transaction documents. The Intel Board was reminded of its fiduciary duties under Delaware law. At the conclusion of that meeting, following discussions and deliberations, the Intel Board unanimously (other than Mr. Yoffie, who did not participate in the meeting to avoid any potential conflict of interest arising from serving as an advisor to Mobileye (as described in Section 8 —“Certain Information Concerning Intel and Purchaser”)) determined that the proposed acquisition of Mobileye by Intel was advisable and in the best interests of Intel, its shareholders, and Purchaser.

On March 12, 2017, Mobileye informed Intel that its proposal had been accepted by the Mobileye Board and the definitive Purchase Agreement and the other transaction documents had been approved and Professor Shashua executed the Non-Competition Agreement and the Employment Agreement Addendum related to the vesting terms of certain of his options and restricted share units.

Later in the day on March 12, 2017, Skadden circulated execution copies of the Purchase Agreement and the Tender and Support Agreements. Shortly after the distribution of execution copies, Intel, Cyclops, and Mobileye executed the Purchase Agreement, and Intel, Cyclops, Professor Shashua, and Mr. Aviram executed the Tender and Support Agreements.

On March 13, 2017, before the opening of U.S. trading markets, Intel and Mobileye issued a joint press release announcing the execution of the transaction documents.

For more information on the Purchase Agreement and the other agreements between Mobileye and Intel, Purchaser, and their respective related parties, see Section 8 —“Certain Information Concerning Intel and Purchaser,” Section 9 —“Source and Amount of Funds” and Section 11 —“The Purchase Agreement; Other Agreements.”

11.	The Purchase Agreement; Other Agreements.

The Purchase Agreement

The following summary of certain provisions of the Purchase Agreement, and all other provisions of the Purchase Agreement discussed herein, are qualified by reference to the Purchase Agreement itself, which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Purchase Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Intel and Purchaser.” Shareholders and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Purchase Agreement.

This summary of the Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Purchaser, Mobileye, or their respective affiliates. The Purchase Agreement contains representations, warranties, agreements, and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties, agreements, and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Mobileye to Purchaser in connection with the Purchase Agreement. The representations, warranties, agreements, and covenants in the Purchase Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Intel or Mobileye. In reviewing the representations, warranties, agreements and covenants contained in the Purchase Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties, agreements, and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Purchaser, Mobileye, or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties, agreements, and covenants may have changed since the date of the Purchase Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties, agreements and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements, and filings that Intel and Mobileye publicly file.

The Purchase Agreement was originally entered into by and among Cyclops, Intel and Mobileye. On April 4, 2017, Cyclops converted from a Delaware corporation to a Delaware limited liability company. The Conversion has not adversely impacted, and will not adversely impact, in any respect Mobileye or any of its shareholders, or Mobileye’s rights under the Purchase Agreement, and has not relieved, and will not relieve, Intel or Cyclops of its respective obligations under the Purchase Agreement. All references to “Purchaser” in describing Purchaser’s rights and obligations under the Purchase Agreement refer to Cyclops prior to the Conversion, and to Purchaser following the Conversion.

The Offer. Purchaser has agreed to commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer as promptly as reasonably practicable after the date of the Purchase Agreement, but (as extended) no later than April 5, 2017, or such other date as shall be agreed in writing. Subject to the satisfaction or waiver (in accordance with the Purchase Agreement and applicable law) of the conditions to the Offer, Purchaser has agreed to (and Intel has agreed to cause Purchaser to), (a) at, or as promptly as practicable following, the Expiration Time (but in any event within two business days thereafter), accept for payment, and (b) at, or as promptly as practicable following, the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Purchaser expressly reserves the right at any time prior to the Expiration Time, at its sole discretion, to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not, and Intel will cause Purchaser not to (without the prior written consent of Mobileye): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify, or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Mobileye shareholders.

Extensions of the Offer. In the Purchase Agreement, the parties agreed that, unless extended as provided in the Purchase Agreement, the Offer will expire at such time as the parties may mutually agree on the date that is the later of (a) 21 business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date of commencement of the Offer and (b) such date as is six business days after the date of the EGM. Purchaser may extend the Offer to such other date and time as may be agreed in writing by Mobileye and Intel, and Purchaser has agreed in the Purchase Agreement that it will extend the Offer:

•	for the minimum period required by applicable law, the SEC or the rules of NASDAQ or the NYSE; and

•	on one or more occasions in consecutive periods of 10 business days each, with such period to end at 5:00 p.m., New York City time on the last business day of such period (or such other duration as Intel, Purchaser and Mobileye may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•	if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time the Antitrust Clearance Condition is not reasonably likely to be satisfied within such 10 business day extension period, then Purchaser will be permitted to extend the Offer on such occasion for up to 20 business days;

•	if the sole remaining unsatisfied condition to the Offer is the Minimum Condition and the Pre-Wired Asset Sale Ruling (as defined below) has been obtained, or Intel determines in its reasonable judgment that the Pre-Wired Asset Sale Ruling will not be received, Purchaser will not be required to extend the Offer for more than two occasions in consecutive periods of 10 business days each (or such other duration as may be agreed to by Intel, Purchaser, and Mobileye); and

•	Purchaser is not required to extend the Offer beyond the End Date.

Following the Acceptance Time, Purchaser will provide for the Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. For purposes of the Offer, a “business day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, The Netherlands, or New York, New York, United States, are authorized or required by applicable law to close. The Subsequent Offering Period is not an extension of the Offer. The Subsequent Offering Period would be an additional period of time, following the Expiration Time, in which shareholders may tender Shares previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period in accordance with applicable rules, regulations and interpretations of the SEC. In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates elects to exercise the Call Option or effectuate the Asset Sale, Purchaser will extend the Subsequent Offering Period for the Minority Exit Offering Period of at least five business days. There will be no withdrawal rights during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and any Shares tendered will immediately be accepted and promptly paid for. Any shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will be acquired by Purchaser at the Offer Consideration, in cash, without interest and less applicable withholding taxes. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), or any delay in making payment for Shares.

Treatment of Mobileye Equity Awards. At the Offer Closing, each Mobileye RSU that is outstanding as of immediately prior to the Offer Closing and either (a) held by a person other than a Continuing Employee, whether vested or unvested, (b) vested in accordance with the terms of the applicable Mobileye equity compensation plan and award agreement evidencing such Mobileye RSU as of immediately prior to the Offer Closing and for which Shares have not yet been issued, (c) that, in the absence of the Offer and the other transactions contemplated by the Purchase Agreement, would become vested within two years following the Offer Closing and are held by a Continuing Employee whose employment or service with Mobileye commenced prior to the date of the Purchase Agreement, or (d) is subject to accelerated vesting solely as a result of the completion of the Offer and the other transactions contemplated by the Purchase Agreement in accordance with the terms thereof (each, a “Terminating RSU”), will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof, or any other person, be accelerated and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the Offer Consideration by (y) the total number of Shares subject to such Mobileye RSU. Any such payment with respect to a Terminating RSU shall be subject to all applicable federal, state, and local tax withholding requirements, and, with respect to Israeli employees, in accordance with the terms and conditions of the Israel Equity Tax Ruling, if obtained.

At the Offer Closing, each Mobileye RSU that is outstanding as of immediately prior to the Offer Closing and that is not a Terminating RSU will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof, or any other person, be converted into an equity award subject to the same terms and conditions applicable to such Mobileye RSU (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) immediately prior to the Offer Closing with respect to a number of shares of common stock (rounded down to the nearest whole share) of Intel equal to (a) the number of Shares subject to such Mobileye RSU immediately prior to the Offer Closing multiplied by (b) the quotient obtained by dividing (x) the Offer Consideration by (y) the average closing price of the common stock of Intel on the NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the date of the Offer Closing (such quotient, the “Equity Award Adjustment Ratio”). The terms and conditions applicable to certain of these Mobileye RSUs will be modified as agreed to by the parties on the date of the Purchase Agreement.

At the Offer Closing, each Mobileye Option that is outstanding as of immediately prior to the Offer Closing and either (a) held by a person other than a Continuing Employee, whether vested or unvested, (b) held by a person identified by the parties on the date of the Purchase Agreement, whether vested or unvested, (c) vested in accordance with the terms of the applicable Mobileye equity compensation plan and award agreement evidencing such Mobileye Option as of immediately prior to the Offer Closing, (d) that, in the absence of the Offer and the other transactions contemplated by the Purchase Agreement, would become vested within two years following the Offer Closing and are held by a Continuing Employee whose employment or service with Mobileye commenced prior to the date of the Purchase Agreement, or (e) is subject to accelerated vesting solely as a result of the completion of the Offer and the other transactions contemplated by the Purchase Agreement in accordance with the terms thereof (of which there are none), will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof, or any other person, be accelerated (if required) and converted into and will become a right to receive an amount in cash, without interest, equal to the product of (x) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Mobileye Option multiplied by (y) the number of Shares subject to such Mobileye Option. Each Mobileye Option described in the prior sentence is referred to herein as a “Terminating Option.” Each Terminating Option that is outstanding and unexercised immediately prior to the Offer Closing that has an exercise price equal to or greater than the Offer Consideration will be cancelled as of the Offer Closing without consideration therefor, and the holder of such Terminating Option will cease to have any rights with respect thereto. Any such payment with respect to a Terminating Option shall be subject to all applicable federal, state, and local tax withholding requirements, and, with respect to Israeli employees, in accordance with the terms and conditions of the Israel Equity Tax Ruling, if obtained.

At the Offer Closing, each Mobileye Option that is outstanding as of immediately prior to the Offer Closing and that is not a Terminating Option, will, without any action on the part of Intel, Purchaser, Mobileye, the holder thereof, or any other person, be converted into an option to purchase, subject to the same terms and conditions as applied to such Mobileye Option (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) immediately prior to the Offer Closing, a number of shares of common stock (rounded down to the nearest whole share) of Intel equal to (w) the number of Shares subject to such Mobileye Option immediately prior to the Offer Closing multiplied by (x) the Equity Award Adjustment Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to (y) the exercise price per Share for which such Mobileye Option was exercisable immediately prior to the Offer Closing divided by (z) the Equity Award Adjustment Ratio. The terms and conditions applicable to certain of these Mobileye Options will be modified as agreed to by the parties on the date of the Purchase Agreement.

Extraordinary General Meeting. Mobileye has agreed to hold the EGM to:

(a)	provide information regarding the Offer;

(b)	adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Mobileye Board for their acts of management or supervision, as applicable, up to the date of the EGM, provided that such discharge will be limited by general principles of Dutch law, and provided further that if Purchaser, Intel, or any of their affiliates becomes a shareholder of Mobileye, neither they, nor any of their successors or assigns, shall assert any claim for liability against the directors in office immediately prior to the EGM based upon acts or omissions that have been disclosed to Purchaser or Intel or which are required to be taken under the Purchase Agreement;

(c)	adopt one or more resolutions effective upon the Offer Closing to appoint Purchaser-designated directors and to appoint non-executive directors who are independent from Intel and Purchaser (if such independent non-executive directors are not already members of the Mobileye Board) to replace certain resigning members of the Mobileye Board (the “Governance Resolutions”);

(d)	adopt one or more resolutions to (i) amend the articles of association of Mobileye, including to convert Mobileye from a public limited liability company (naamloze vennootschap or N.V.) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, with such amendment becoming effective as soon as practicable following the Offer Closing if so elected by Purchaser and (ii) further amend Mobileye’s articles of association after the Shares have been delisted from the NYSE, with such second amendment becoming effective following such delisting;

(e)	adopt a resolution to, subject to (i) the Acceptance Time having occurred, (ii) the Pre-Wired Asset Sale Ruling having been received and (iii) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) and not properly withdrawn together with the Shares owned by Purchaser or any of its affiliates, representing at least 67% of Mobileye’s issued capital (geplaatst kapitaal) (the “Asset Sale Threshold”), approve the Asset Sale as contemplated by the asset sale documentation annexed to the Purchase Agreement, as required under section 2:107a of the DCC;

(f)	adopt a resolution to, subject to (i) the Acceptance Time having occurred, (ii) the Asset Sale Threshold having been achieved, and (iii) the Asset Sale having been completed, (1) dissolve (ontbinden) Mobileye in accordance with section 2:19 of the DCC, (2) appoint as liquidator a foundation (stichting) to be incorporated under Dutch law and approve reimbursement of the liquidator’s reasonable salary and costs (provided that such reimbursement will be subject to the approval of the Independent Directors (as defined below), not to be unreasonably withheld, conditioned, or delayed) and (3) appoint an affiliate of Purchaser as the custodian of the books and records of Mobileye in accordance with section 2:24 of the DCC; and

(g)	conduct such other business as may properly come before the meeting.

To the extent that, at the EGM, the Governance Resolutions, the Conversion Resolutions (which are described in greater details in clause (d) above), or the Pre-Wired Asset Sale Resolutions (which are described in greater detail in clauses (e) and (f) above) have not been adopted, or if the Mobileye Board shall determine in its reasonable judgment that any additional shareholder resolutions should be adopted, Mobileye will, following consultation with Purchaser and Intel, duly call and give notice of another EGM, which will take place at a date reasonably acceptable to Purchaser and Intel and not later than a date that will be prior to the date of the Expiration Time, to again consider such unpassed resolutions.

Mobileye has agreed that its obligation to duly call, give notice of, convene, and hold the EGM in accordance with and subject to the terms of the Purchase Agreement, and its other obligations with regards to the EGM as specified in the Purchase Agreement, will not be affected by the commencement, public proposal, public disclosure, or communication to Mobileye of any Alternative Acquisition Proposal (as defined below) (whether or not a Superior Proposal (as defined below)). Unless the Purchase Agreement is terminated in accordance with the terms of the Purchase Agreement, Mobileye has agreed not to submit to a vote of the shareholders of Mobileye any Alternative Acquisition Proposal (whether or not a Superior Proposal) or any matters relating thereto.

Mobileye will consult with Purchaser and Intel regarding the date of the EGM (or any subsequent EGM) and, unless the Purchase Agreement is terminated in accordance with the Purchase Agreement, will not cancel the EGM (or any subsequent EGM) without the prior written consent of Purchaser and Intel, provided that Mobileye may, on no more than one occasion, following reasonable consultation with Purchaser and Intel, and, to the extent requested in writing by Purchaser and Intel, Mobileye shall cancel and reconvene the EGM (or any subsequent EGM) solely to the extent reasonably necessary (x) to ensure that any supplement or amendment to EGM materials that the Mobileye Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable law is made available to Mobileye shareholders in advance of the EGM (and any subsequent EGM) or (y) to solicit additional proxies in favor of the approvals set forth in the Purchase Agreement. In the event the EGM is cancelled and reconvened, Mobileye will reconvene the EGM or such subsequent EGM on a date scheduled by mutual agreement of Mobileye, Purchaser, and Intel acting reasonably, as soon as practicable following the date of such cancellation but, in any event, no later than the day that is thirty-five (35) days following the date of such cancellation (or, in the case of any subsequent EGM, a date that will be prior to the date of the Expiration Time).

Directors. Intel, Purchaser and Mobileye will use their respective reasonable best efforts to ensure that the Mobileye Board will, upon the Offer Closing, be composed of at least seven directors, at least five of whom will be designated by Purchaser in writing prior to convening the EGM, and two of whom will at all times be independent from Purchaser (the “Independent Directors”). The initial Independent Directors will be current non-executive directors of Mobileye, to the extent that they shall agree to serve on the Mobileye Board after the Offer Closing. Each Independent Director will resign from the Mobileye Board upon the earliest of (a) such time after the Acceptance Time as Purchaser and its affiliates, in the aggregate, own 100% of the issued and outstanding Shares and (b) the Second Step Distribution being paid in full and completion of the Liquidation.

Post-Offer Reorganization. As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or Purchaser may effectuate, or cause to be effectuated, the Post-Offer Reorganization of Mobileye and its subsidiaries, which may include, at Purchaser’s election (a) subject to receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale; (b) subject to receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale together with, and conditioned upon, the Liquidation and the Second Step Distribution; (c) subject to receipt of the Pre-Wired Asset Sale Ruling, the Liquidation, and the Second Step Distribution; (d) if permissible under applicable law, the commencement by Purchaser of the Compulsory Acquisition; (e) an election by Mobileye pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes, as reasonably determined by Intel or Purchaser; (f) the exercise of the Call Option; (g) a statutory legal merger (juridische fusie) in accordance with Article 2:309 et seq. of the DCC between Mobileye (as the disappearing company) and Purchaser (as the acquiring company), pursuant to which merger the shareholders of Mobileye shall receive shares of Purchaser (“Buyer Shares”), cash or receivables in accordance with Article 2:325 of the DCC (or a mix of any of the foregoing), upon which merger the holders of the Buyer Shares shall be granted the right to exchange Buyer Shares with Intel or one of its affiliates, for securities of Intel at any time before a date to be set by Intel or Purchaser, after which date the Buyer Shares shall be redeemed; (h) a statutory (cross-border or domestic) legal (bilateral or triangular) merger (juridische (driehoeks-)fusie) in accordance with Article 2:309 et seq. of the DCC between Mobileye, Purchaser, or any affiliate of Intel; (i) a statutory legal (bilateral or triangular) demerger (juridische (driehoeks-) splitsing) of Mobileye in accordance with Article 2:334a et seq. of the DCC; (j) a contribution of cash and/or assets by Purchaser, Intel, or by any affiliate of Intel in exchange for ordinary shares in Mobileye’s share capital, in which circumstances the preemptive rights (voorkeursrechten), if any, of the minority shareholders of Mobileye could be excluded; (k) a sale and transfer of assets and liabilities (i) by Mobileye or a subsidiary of Mobileye to Purchaser, Intel, or an affiliate of Intel, or (ii) by Purchaser, Intel, or any affiliate of Intel to Mobileye or any subsidiary of Mobileye, on terms substantially similar to the terms agreed for the Asset Sale to the extent this relates to substantially all of the assets and liabilities of Mobileye and its subsidiaries; (l) a distribution of proceeds, cash and/or assets to the shareholders of Mobileye or share buybacks; (m) a dissolution and/or liquidation of Mobileye; (n) a subsequent public offer for any Shares held by the minority shareholders of Mobileye; (o) a conversion of Mobileye into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law; (p) any transactions between Mobileye, on the one hand, and Intel or Purchaser, on the other hand, or their respective affiliates, at terms that are not at arm’s length; (q) any transaction, including a sale and/or transfer of any material asset, between Mobileye and its affiliates or between Mobileye, on the one hand, and Intel or Purchaser, on the other hand, or their respective affiliates, with the objective of utilizing any carry forward tax losses available to Mobileye, Intel, Purchaser, or any of their respective affiliates; (r) any transactions, restructurings, share issues, procedures, and/or proceedings in relation to Mobileye and/or one or more of its affiliates required to effect the aforementioned transactions; and (s) any combination of the foregoing; provided that any transaction described in the foregoing clauses (g) through (s) will require the prior written consent of Mobileye, such consent not to be unreasonably withheld, conditioned, or delayed.

If the Pre-Wired Asset Sale Ruling has been obtained, the Pre-Wired Asset Sale Resolutions have been adopted at the EGM (or any subsequent EGM), the Asset Sale Threshold has been achieved, and the Offer Closing has occurred, Purchaser may require Mobileye to enter into an asset purchase agreement in the form attached to the Purchase Agreement as Exhibit A (the “Asset Sale Agreement”), in which case the parties shall promptly implement the Asset Sale and take the steps and complete the actions and transactions set forth in the Asset Sale Agreement. Immediately following the completion of the Asset Sale, Mobileye shall implement the Liquidation, which shall result in the Second Step Distribution in accordance with the terms and conditions of the Asset Sale Agreement.

Call Option. Mobileye has granted Purchaser an irrevocable option to purchase such number of newly issued ordinary shares, nominal value €0.01 per share, of Mobileye (“Ordinary Shares”), within the limits of Mobileye’s authorized but unissued share capital at the time of issuance, so as to increase Purchaser’s ownership of Ordinary Shares by 15% of the total ownership of Ordinary Shares outstanding, after giving effect to the exercise in full of the Call Option (in the aggregate, the “Option Shares”), in exchange for an amount per Ordinary Share equal to the Offer Consideration. The Call Option is exercisable one time, in whole or in part, following the Acceptance Time and no later than the last day of the Subsequent Offering Period (including any Minority Exit Offering Period, if applicable). The Call Option terminates concurrently with the termination of the Purchase Agreement. Purchaser can pay for the Option Shares at its sole election, subject to compliance with mandatory provisions of Dutch law, by (a) wire transfer of immediately available funds to a bank account designated at least three business days in advance by Mobileye, (b) issuance by Purchaser to Mobileye of a promissory note in favor of Mobileye, guaranteed by Intel or a creditworthy subsidiary of Intel, (c) contribution in kind (inbreng in natura) in accordance with Section 2:94b or (if applicable) 2:204b of the DCC by Purchaser to Mobileye by way of the assignment by Purchaser to Mobileye of a promissory note issued by Intel or a creditworthy subsidiary of Intel in favor of Purchaser, or (d) any combination of clauses (a) through (c). Intel and Purchaser shall jointly and severally pay all expenses, and any and all federal, state, Israeli and local taxes and other charges in any jurisdiction, that may be payable in connection with the issuance of the Option Shares including any relevant deeds of issuance in the name of Purchaser or its permitted assignee, transferee, or designee.

Certain Adjustments. In the event that, during the period between the date of the Purchase Agreement and the Expiration Time, the number of outstanding Shares or securities convertible or exchangeable into or exercisable for Shares is changed into a different number of shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to the Purchase Agreement will be equitably adjusted, without duplication, to reflect such change.

Representations and Warranties. In the Purchase Agreement, Mobileye has made customary representations and warranties to Intel and Purchaser that are subject to specified exemptions and qualifications contained in the Purchase Agreement and to certain disclosures in Mobileye’s SEC filings filed or furnished on or after December 31, 2014, and publicly available at least two business days prior to the date of the Purchase Agreement, including representations relating to, among other things: its organization, valid existence, and standing under the laws of the jurisdiction in which its business is being conducted; its subsidiaries; its articles of association and bylaws; its capitalization; its corporate power and authority relative to the Purchase Agreement and the transactions contemplated by the Purchase Agreement; required governmental authorizations or filings or other consents and approvals, and no violations of organizational documents; public SEC filings and financial statements; certain business practices, including controls and procedures over disclosures and financial reporting; the absence of certain changes or events; the absence of undisclosed liabilities; compliance with laws, including sanctions laws and other regulatory matters; absence of litigation; real property; intellectual property matters, including software, IT systems, and data privacy; tax matters; employee benefit plan matters; labor and employment matters; environmental matters; material contracts; finders’ and brokers’ fees and expenses; the opinion of Mobileye’s financial advisor with respect to the fairness of the Offer Consideration; insurance; transactions with affiliates; anti-takeover measures; and the accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9.

The representations and warranties in the Purchase Agreement made by Mobileye are, in certain cases, modified by “knowledge,” “materiality” and “Company Material Adverse Effect” qualifiers. For purposes of the Purchase Agreement, with respect to Mobileye, “knowledge” means the actual knowledge of certain employees of Mobileye, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter. For purposes of the Purchase Agreement, “Company Material Adverse Effect” means any fact, change, event, development, occurrence, or effect (each, an “Effect”) that (a) materially adversely affects the business, assets, results of operations, or financial condition of Mobileye and its subsidiaries, taken as a whole, or (b) prevents or materially impairs the ability of Mobileye to consummate the transactions contemplated by the Purchase Agreement. Clause (a) of the definition of Company Material Adverse Effect excludes:

(i)	general economic conditions (or changes in such conditions) in the United States, The Netherlands, Israel, or any other country or region in the world in which Mobileye or its subsidiaries conduct business, or conditions in the global economy in general;

(ii)	changes in any financial, debt, credit, capital, banking, or securities markets or conditions;

(iii)	changes in interest, currency, or exchange rates or in the price of any commodity, security, or market index;

(iv)	changes after the date of the Purchase Agreement in applicable law, including any tax law, or the enforcement or interpretation thereof, or in generally accepted accounting principles of the United States of America (“GAAP”) or other applicable accounting standards (or the enforcement or interpretation thereof);

(v)	changes in Mobileye’s and its subsidiaries’ industries in general;

(vi)	any change in the market price, trading volume, or ratings of any securities or indebtedness of Mobileye or any of its subsidiaries, any change of the ratings or the ratings outlook for Mobileye or any of its subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or failure of Mobileye to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions, or estimates of or relating to Mobileye or any of its subsidiaries (it being understood that the underlying facts and circumstances giving rise to such change or failure may, if not otherwise excluded, may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur);

(vii)	the continuation, occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage, or military conflicts, whether or not pursuant to the declaration of an emergency or war;

(viii)	the execution and delivery of the Purchase Agreement or the announcement or pendency of the transactions contemplated by the Purchase Agreement (including by reason of the identity of Purchaser), including the impact thereof on the relationships, contractual or otherwise, of Mobileye and its subsidiaries with employees, customers, vendors, landlords, suppliers, or partners (including the termination, suspension, modification, or reduction of such relationships);

(ix)	the existence, occurrence or continuation of any force majeure events, including natural or manmade disasters, any epidemic, pandemic, or other similar outbreak or any other national, international, or regional calamity;

(x)	any action brought or threatened by shareholders of Mobileye (whether on behalf of Mobileye or otherwise) asserting allegations of breach of fiduciary duty or violations of securities laws in connection with the transactions contemplated by the Purchase Agreement;

(xi)	any action brought, or that could be brought, by any third party challenging the transactions contemplated by the Purchase Agreement; and

(xii)	any action expressly required to be taken pursuant to the Purchase Agreement, any action not taken because it was prohibited under the Purchase Agreement (so long as Mobileye requested in writing Intel’s waiver or consent to take such action and Intel failed to provide such waiver or consent), or any action taken at the express written direction of Intel or Purchaser;

provided that with respect to subclauses (i), (ii), (iii), (iv), (v), (vii) and (ix), Intel or Purchaser must prove that such Effect disproportionately affects Mobileye and its subsidiaries, taken as a whole, compared to other similarly situated companies, and then, to the extent not otherwise excluded, only such incremental disproportionate impact or impacts will be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

Additionally, the Purchase Agreement provides, among other things, that Mobileye has represented that the Mobileye Board, at a meeting duly called and held, has unanimously (other than the executive directors, Professor Amnon Shashua and Mr. Ziv Aviram, who abstained, due to potential conflicts of interest) (a) determined that the Purchase Agreement and the transactions contemplated by the Purchase Agreement are in the best interests of Mobileye, its business and its shareholders, employees, and other relevant stakeholders, (b) approved and adopted the Purchase Agreement (including the execution, delivery, and performance of the Purchase Agreement) and the transactions contemplated by the Purchase Agreement, and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by the shareholders of Mobileye and to recommend approval and adoption of the shareholder approvals at the EGM (such recommendation, the “Mobileye Board Recommendation”), and that such recommendation is not conditional on works council consultation or approval; provided, however, that the Mobileye Board did not, and was not asked to, consider or approve (A) certain designated post-offer transactions or (B) the entry into of Tender and Support Agreements (as defined below) by Professor Shashua and Mr. Aviram.

In the Purchase Agreement, Intel and Purchaser have also made customary representations and warranties to Mobileye that are subject to specified exemptions and qualifications contained in the Purchase Agreement. Purchaser’s representations and warranties are, in certain cases, modified by “knowledge,” “materiality,” and “Purchaser Material Adverse Effect.” For purposes of the Purchase Agreement, “Purchaser Material Adverse Effect” means an Effect that prevents, materially impedes or materially delays the ability of Intel or Purchaser to perform its obligations under the Purchase Agreement or to consummate the transactions contemplated thereby.

Purchaser’s representations and warranties include representations relating to, among other things: organization, valid existence and standing of Purchaser; corporate power and authority relative to the Purchase Agreement and the transactions contemplated by the Purchase Agreement; required governmental authorizations or filings or other consents and approvals; no violations of organizational documents; accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9; availability of sufficient funds to satisfy Purchaser’s obligations under the Purchase Agreement; lack of ownership of Shares by Intel, Purchaser or their affiliates; and absence of litigation.

None of the representations and warranties contained in the Purchase Agreement will survive the Acceptance Time.

Conduct of Mobileye Pending the Offer Closing. From the date of the Purchase Agreement until the Offer Closing or the earlier termination of the Purchase Agreement in accordance with its terms, except as (a) expressly required or expressly contemplated by the Purchase Agreement, (b) set forth in the confidential disclosure letter that Mobileye delivered to Purchaser concurrently with the execution of the Purchase Agreement, (c) required by applicable law, or (d) requested or consented to in advance in writing by Intel (such consent not to be unreasonably withheld, conditioned, or delayed), Mobileye has agreed to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice (or in a manner consistent with certain specified business collaboration arrangements) and (ii) use its commercially reasonable efforts to preserve intact its business organization. From the date of the Purchase Agreement until the Offer Closing or the earlier termination of the Purchase Agreement in accordance with its terms, except as (w) expressly required or expressly contemplated by the Purchase Agreement, (x) set forth in the confidential disclosure letter that Mobileye delivered to Purchaser concurrently with the execution of the Purchase Agreement, (y) required by applicable law, or (z) requested or consented to in advance in writing by Intel (such consent not to be unreasonably withheld, conditioned or delayed, and which consent will have been deemed given if Intel does not object in writing within three business days after a written request for consent regarding any of the matters described in clause (5)(A), (6), (8) (14)(A), (D) or (G), (16), (17) or (23) below), Mobileye will not, and will cause its subsidiaries not to:

1.	amend, adopt any amendment or otherwise change or propose to change its articles of association (statuten), bylaws (reglementen) or equivalent organizational documents, or authorize or propose to do any of the foregoing;

2.	(A) split, combine, subdivide, exchange, or reclassify any shares in its share capital or other equity interests, (B) declare, set aside or pay any dividend or other distribution in respect of its equity interests or authorize the issuance of any other securities in respect of or in substitution for its equity interests, except for dividends paid by any of its wholly owned subsidiaries to Mobileye or Mobileye’s other wholly owned subsidiaries, (C) acquire or offer to acquire any securities of Mobileye or any of its subsidiaries, except as required by the terms of any Mobileye equity plan, (D) enter into any contract with respect to the voting or registration of its share capital, or (E) other than offers and sales pursuant to Form S-8 that are otherwise permitted under the Purchase Agreement, register the offer or sale of any class of debt or equity securities pursuant to the Securities Act, or otherwise subject any class of debt or equity securities to the periodic reporting requirements of the Exchange Act;

3.	(A) issue, pledge, dispose, grant, transfer, encumber, deliver, or sell any shares of any securities of Mobileye or any of its subsidiaries, or authorize any of the foregoing, other than the issuance of any Shares upon the exercise of Mobileye Options or the settlement of Mobileye RSUs that are outstanding on the date of the Purchase Agreement or granted in accordance with the terms of the Purchase Agreement, in accordance with the terms of such Mobileye Options and Mobileye RSUs, or (B) adjust or amend the rights of, or any term of, any security of Mobileye (including Mobileye equity awards) or any of its subsidiaries;

4.	(A) directly or indirectly acquire or agree to acquire any other entity or business or any assets (other than ordinary course purchases from vendors) or properties of any other entity or (B) make any investment in any other entity either by purchase of stock or securities, contributions to capital, or property transfers, except in each case for (I) acquisitions from wholly owned subsidiaries of Mobileye, (II) the purchase of equipment, supplies and inventory in the ordinary course of business consistent with past practice and (III) non-exclusive inbound licenses of intellectual property rights in the ordinary course of business consistent with past practice, except as otherwise prohibited under the Purchase Agreement;

5.

sell, lease, license, transfer, divest, abandon, allow to lapse, dispose of, or otherwise mortgage, encumber or subject to any lien, to any entity (including any subsidiary of Mobileye) in a single transaction or series of related transactions any of its (A) assets, securities, properties, interests, or businesses, including the capital stock of Mobileye subsidiaries (other than Mobileye intellectual property), except (x) in the ordinary course of business consistent with past practice, (y) disposition of immaterial equipment and immaterial property no longer required in the operation of the business, and (z) sales or dispositions as to which the aggregate consideration for all such sales or dispositions does not exceed $2,000,000 in the aggregate (provided that the exception in this clause (5) shall not apply to divestitures) or (B) intellectual property, except (I) for non-exclusive licenses, covenants-not-to-sue, or covenants not to assert granted in the ordinary course of business consistent with past practice and (II) in the case of registered intellectual property, abandonment of applications for registered intellectual property in response to actions before the United States Patent and Trademark Office or any equivalent foreign governmental authority or other such abandonment in the ordinary course of business or consistent with past practice;

6.	enter into, become bound by, amend, modify, terminate, or waive (or seek to do any of the foregoing with respect to) (A) any contract that, as a result of the transactions contemplated by the Purchase Agreement, requires any consent, waiver, or approval of any entity, or results in the triggering of (I) any rights that the counterparty would not otherwise have or (II) any liabilities that Mobileye and its subsidiaries or other affiliates (including future affiliates of Mobileye) would not otherwise have, pursuant to such contract, (B) any contract that grants any right of first refusal or first offer in favor of a third party or that materially limits the ability of Mobileye or any of its subsidiaries or any of their affiliates to own, operate, sell, transfer, pledge, or otherwise dispose of any material businesses or assets, (C) other than certain specified business collaboration arrangements, any partnership, joint venture, collaboration, or similar agreements that either contemplate the creation of intellectual property rights or that are not terminable on 90 days’ notice with no additional post-termination liabilities or significant obligations for Mobileye or any of its subsidiaries or affiliates, (D) any material manufacturing supplier contract or material non-manufacturing supplier contracts unless they are non-exclusive and entered into in the ordinary course of business consistent with past practice, (E) any contract to purchase, sell or grant any security interest in any real property, or (F) any material real property lease;

7.	renew or enter into any non-compete, exclusivity, “most-favored nation,” non-solicitation of customers or similar agreement that would restrict or limit, in any material respect, the operations of Mobileye or any of its subsidiaries or would restrict or purport to restrict Intel or any of its subsidiaries upon the consummation of the transactions contemplated by the Purchase Agreement;

8.	enter into or become bound by, or amend, modify, terminate, or waive any material contract or other obligation relating to the acquisition, disposition, or granting of any license, covenant-not-to-sue, or covenant not to assert with respect to Mobileye’s intellectual property rights, other than non-exclusive licenses in the ordinary course of business consistent with past practice and other rights as agreed to between the parties, or seek to do any of the foregoing;

9.	enter into or become bound by, or amend, modify, terminate, or waive any contract or other obligations binding on Mobileye or any of its subsidiaries that obligate or purport to obligate (A) Intel or any other future affiliate of Mobileye, other than a subsidiary of Mobileye, or (B) Mobileye or any of its subsidiaries to cause or require Intel or any other future affiliate of Mobileye, other than a subsidiary of Mobileye to, (I) grant to any other entity any right to or with respect to any intellectual property right or (II) be bound by, or subject to, any covenant with respect to any intellectual property rights, or seek to do any of the foregoing;

10.	become a member or promoter of, or a contributor to or participant in, or make any binding commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, other than in a manner that does not result in any commitment or obligation with respect to any of Mobileye’s intellectual property rights or products;

11.	subject any intellectual property rights of Mobileye to any obligations to be waived against or licensed or provided to any person or entity as a result of the use of public software by Mobileye or any of its subsidiaries;

12.	except for loans to employees made in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $100,000 outstanding for all employees at any time, make any loans, advances or capital contributions to, or investments in, any other person or entity (other than loans, advances or capital contributions among Mobileye and any of its wholly owned subsidiaries and capital contributions to or investments in its wholly owned subsidiaries), in each case in the ordinary course of business consistent with past practice;

13.	incur, create, assume or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of Mobileye or any of its subsidiaries, guarantee any such indebtedness or any debt securities of another person or entity, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or entity (in each case, directly, contingently or otherwise), or amend, modify, refinance, or agree to do any of the foregoing, in each case, other than (A) in consultation with Intel, indebtedness not in excess of $1,000,000 in the aggregate or (B) indebtedness incurred between Mobileye and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or guarantees by Mobileye of indebtedness of any wholly owned subsidiary of Mobileye, in each case in the ordinary course of business consistent with past practice;

14.	except as required by the terms of a listed Mobileye benefit plan, (A) increase the compensation or benefits of any current or former company service provider, (B) grant any equity (or equity-based) award to any current or future company service provider, other than grants of Mobileye RSUs in the ordinary course of business consistent with past practice to employees hired after the date of the Purchase Agreement that do not exceed a maximum total value of $20,000,000 in the aggregate during each subsequent six-month period following the date of the Purchase Agreement, and, provided that the award agreements evidencing such Mobileye RSUs shall not contain vesting acceleration provisions, (C) grant any rights to severance, termination pay, retention or change in control benefits to any current or future company service provider, (D) pay or award any bonus or incentive compensation (including any discretionary cash payments) to any current or future company service provider, (E) establish, adopt, enter into or amend any benefit plan (or any award granted under any benefit plan) or any arrangement that would be a benefit plan were it in existence on the date of the Purchase Agreement, except as permitted pursuant to the Purchase Agreement, (F) take any action to amend or waive any performance or vesting criteria or accelerate the payment, funding, vesting, or lapsing of restrictions with respect to any compensation, benefits, equity-based compensation (including, without limitation, any equity awards, except as otherwise required by the terms of such equity award), incentive compensation, or the forgiveness of indebtedness of any loan, (G) communicate with company service providers regarding the compensation, benefits or other treatment they will receive following the date of the Offer Closing, unless such communications are consistent with the terms provided in the Purchase Agreement and, if in writing, such communications have been reviewed by Intel and Purchaser, (H) hire, promote, or terminate (other than termination for “cause”) any company service provider, other than the hiring of employees in positions below the vice-president level in the ordinary course of business consistent with past practice whose total annual base compensation does not exceed $130,000, (I) enter into any employment or consulting agreement or arrangement with any company service provider except for arrangements with new hires (x) entered into in the ordinary course of business that are terminable at will or (y) consistent with Mobileye’s past practice with respect to notice periods, termination payments and similar provisions where at-will employment is not permitted by applicable law, as long as such agreements or arrangements do not contain severance or change in control provisions, (J) create any retention-related pools of cash, shares, or other assets or property, (K) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any benefit plan, (L) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (M) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan, except in accordance with applicable accounting principles and applicable law or (N) waive or materially amend any restrictive covenant entered into by any company service provider;

15.	make or authorize any capital expenditures, except as consistent in all material respects with (A) Mobileye’s current capital expenditure plan or (B) any other subsequent annual capital budget that (I) is prepared in the ordinary course of business by Mobileye and approved by the Mobileye Board and (II) provides for total capital expenditures that do not exceed, in the aggregate, one hundred and twenty percent (120%) of those set forth in the capital expenditure plan referred to in clause (A);

16.	(A) cancel any material indebtedness; (B) waive, release, grant, or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value; or (C) commence any legal action, except in connection with a breach of the Purchase Agreement or any other agreements contemplated by the Purchase Agreement or otherwise related to the transactions contemplated by the Purchase Agreement;

17.	pay, discharge, compromise, settle or satisfy, or agree to do any of the foregoing, with respect to any liability or legal action (other than any legal action relating to the Purchase Agreement or any other agreements contemplated by the Purchase Agreement or otherwise related to the transactions contemplated by the Purchase Agreement) against Mobileye or any of its subsidiaries or any of their respective directors or officers, other than (A) the payment, discharge, settlement, or satisfaction of claims or liabilities (I) covered by insurance, (II) up to the amounts reflected in or reserved against Mobileye’s balance sheet or (III) related to costs and expenses incurred by Mobileye in connection with the transactions contemplated by the Purchase Agreement, (B) in the ordinary course of business consistent with past practice, or (C) where the amount paid or to be paid by Mobileye and its subsidiaries does not exceed $3,000,000 individually or $10,000,000 in the aggregate (in each case, net of insurance proceeds, indemnity, contribution or similar payments received by Mobileye or any of its subsidiaries in respect thereof), in each case, only without the imposition of equitable relief on, or the admission of wrongdoing by, Mobileye or any of its subsidiaries or any of their respective officers or directors;

18.	convene any general or special meeting of the shareholders of Mobileye other than the EGM or as otherwise permitted by the Purchase Agreement (unless Mobileye determines that such a meeting is required by applicable law after consultation with its outside legal counsel);

19.	write up, write down, or write off the book value of any assets, except (A) for depreciation and amortization in accordance with GAAP consistently applied, (B) as otherwise required under GAAP (including to increase any reserves for contingent liabilities), or (C) in the ordinary course of business consistent with past practice in accordance with GAAP;

20.	change Mobileye’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

21.	change Mobileye’s or any of its subsidiaries’ fiscal year, except as permitted by the Purchase Agreement;

22.	change any material method of tax accounting; settle or compromise any audit or other proceeding relating to a material amount of tax; make, revoke, or change any material tax election or file any material amended tax return, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes; enter into any closing agreement with respect to any material amount of tax or surrender any right to claim any material tax refund; destroy or dispose of any books and records with respect to tax matters relating to taxable periods beginning before the date of the Offer Closing and for which the statute of limitations is still open; or apply for, negotiate or obtain any tax ruling on behalf of Mobileye or its subsidiaries, affiliates and/or employees, except as expressly contemplated by the Purchase Agreement;

23.	agree or commit to (A) any fee, “profit sharing” payment, or other consideration in connection with any approval, consent, ratification, permission, waiver, or authorization from any entity relating to any contract or (B) provide any security interest with respect to any contract;

24.	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, or other reorganization of Mobileye or its subsidiaries (other than wholly owned subsidiaries or in connection with the Post-Offer Reorganization);

25.	enter into a new line of business outside of the existing business of Mobileye and its subsidiaries, taken as a whole; or

26.	agree, resolve, or commit to do any of the foregoing.

No Solicitation. Mobileye has agreed (a) not to, (b) to cause its subsidiaries and its and their respective directors and officers not to, (c) to use its reasonable best efforts to cause their respective representatives not to, and (d) not to publicly announce any intention to, directly or indirectly,

•	solicit, initiate, or knowingly facilitate, knowingly induce, or encourage (including by providing information, cooperation or assistance) any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Alternative Acquisition Proposal (as defined below);

•	other than to disclose their non-solicitation obligations, enter into, continue, or otherwise participate in any discussions or negotiations regarding any Alternative Acquisition Proposal; or

•	execute or enter into any letter of intent, agreement in principle, acquisition agreement, or other contract (whether or not binding) with respect to an Alternative Acquisition Proposal.

Mobileye has also agreed to, and has also agreed to cause each of its subsidiaries and each of the representatives of Mobileye and its subsidiaries to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any person conducted prior to the date of the Purchase Agreement with respect to any Alternative Acquisition Proposal, and has agreed not to modify, amend or terminate, or waive, release or assign, any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which Mobileye or any of its subsidiaries is a party relating to any such Alternative Acquisition Proposal and has agreed to enforce the provisions of any such agreement. Mobileye, however, will be permitted to release or waive any such standstill obligations solely to the extent necessary to permit the party referenced therein to submit an Alternative Acquisition Proposal to the Mobileye Board on a confidential basis conditioned upon such party agreeing that Mobileye will not be prohibited from providing any information to Intel and Purchaser regarding any such Alternative Acquisition Proposal in accordance with the terms of the Purchase Agreement.

If Mobileye receives an unsolicited, bona fide written Alternative Acquisition Proposal prior to the Offer Closing or the earlier termination of the Purchase Agreement in accordance with its terms, Mobileye may then take the following actions (but only if (a) the Mobileye Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with Mobileye’s directors’ fiduciary duties under the laws of The Netherlands and (b) (i) the Mobileye Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Alternative Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) and (ii) the submission of such Alternative Acquisition Proposal did not result from or arise in connection with a breach of its non-solicitation obligations):

•	furnish non-public information with respect to Mobileye and its subsidiaries to the person or group making such Alternative Acquisition Proposal, provided that,

•

prior to furnishing any such non-public information, it receives from such person or group an executed confidentiality agreement containing confidentiality terms at least as restrictive in the aggregate as the terms contained in the Confidentiality Agreement (as defined below), and which may not contain any exclusivity provision or other term that would restrict, in any manner, Mobileye’s ability to consummate the transactions contemplated by the Purchase Agreement or to comply with its disclosure obligations to Intel and Purchaser pursuant to the Purchase Agreement, and

•	prior to or contemporaneously with furnishing any such non-public information to such person or group, it furnishes such non-public information to Intel or Purchaser, to the extent it has not previously done so; and

•	engage in discussions or negotiations with such person or group with respect to such Alternative Acquisition Proposal.

Mobileye is required to notify Purchaser as promptly as practicable (and in any event within 24 hours) after receipt of any Alternative Acquisition Proposal or any request for non-public information or any inquiry that would reasonably be expected to lead to any Alternative Acquisition Proposal, and to provide Intel and Purchaser with written notice of the material terms and conditions of such Alternative Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Alternative Acquisition Proposal, request or inquiry, if not previously provided pursuant to its non-solicitation obligations. Commencing upon the provision of any notice referred to above and continuing until such Alternative Acquisition Proposal, request or inquiry is withdrawn, (a) Mobileye (or its outside legal counsel) will keep Intel and Purchaser (or their outside counsel) informed on a reasonably current basis regarding the status and terms (other than immaterial terms) of discussions and negotiations relating to any such Alternative Acquisition Proposal, request or inquiry at the request of Intel or Purchaser and (b) Mobileye will, as promptly as practicable (and in any event within 24 hours following the receipt or delivery thereof), provide Intel and Purchaser (or their outside legal counsel) with unredacted copies of all written proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any such Alternative Acquisition Proposal. Mobileye is also required to provide Intel and Purchaser with 48 hours’ prior notice (or such lesser prior notice as is provided to members of the Mobileye Board) of any meeting of the Mobileye Board at which it is reasonably expected to consider any Alternative Acquisition Proposal. Any material amendment (including the form, amount and timing of payment of consideration) to any Alternative Acquisition Proposal will be deemed to be a new Alternative Acquisition Proposal for purposes of Mobileye’s non-solicitation obligations.

For the purposes of the Purchase Agreement, an “Alternative Acquisition Proposal” means any inquiry, proposal, indication of interest, or offer from any third party relating to, or that would reasonably be expected to lead to, any of the following transactions:

•	a transaction or series of transactions pursuant to which any third-party acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding Shares or other equity securities of Mobileye (or options, rights, or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Mobileye, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange, or other transaction involving Mobileye or any of its subsidiaries;

•	any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Mobileye subsidiaries and any entity surviving any merger or combination including any of them) of Mobileye or its subsidiaries representing 20% or more of the revenues, net income, or assets (in each case, on a consolidated basis) of Mobileye and its subsidiaries, taken as a whole; or

•	other than transactions that have been disclosed by Mobileye prior to the date of the Purchase Agreement, any disposition of assets representing 20% or more of the revenues, net income or assets (in each case, on a consolidated basis) of Mobileye and its subsidiaries, taken as a whole.

For the purposes of the Purchase Agreement, a “Superior Proposal” means a bona fide written Alternative Acquisition Proposal that is binding (subject only to the valid termination of the Purchase Agreement) on the offeror, that did not result from a breach of Mobileye’s non-solicitation obligations and that the Mobileye Board has determined in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing, and other relevant aspects of the proposal, and the person making the proposal:

•	provides for a purchase price per Share in cash that is at least $6.354 higher than the Offer Consideration;

•	is more favorable to Mobileye and its shareholders, employees and other stakeholders than the transactions contemplated by the Purchase Agreement;

•	is reasonably likely to be consummated; and

•	to the extent third party financing is required, such financing is then fully committed.

For purposes of the definition of “Superior Proposal,” each reference in the definition of “Alternative Acquisition Proposal” to “20%” will be deemed to be a reference to “50%.”

Mobileye has agreed that the Mobileye Board, or any committee of the Mobileye Board, will not directly or indirectly:

(a)	withhold, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, the Mobileye Board Recommendation or fail to make, or include in the applicable Mobileye disclosure documents, the approval, adoption, recommendation, or declaration of advisability by the Mobileye Board or any committee thereof, of the Purchase Agreement, of the Offer or any of the other transactions contemplated by the Purchase Agreement, or make any public statement inconsistent with the Mobileye Board Recommendation;

(b)	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Acquisition Proposal; or

(c)	publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal;

(any action described in clauses (a) through (c) above, an “Adverse Recommendation Change”).

In addition, Mobileye has agreed that neither the Mobileye Board, nor any committee of the Mobileye Board, will directly or indirectly, approve or recommend, or publicly propose to approve or recommend, or allow Mobileye or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract (other than a confidentiality agreement pursuant to the no solicitation covenant) (a) relating to any Alternative Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Acquisition Proposal or (b) requiring it (or that would require it) to abandon, terminate, or fail to consummate the transactions contemplated by the Purchase Agreement.

Solely in response to a Superior Proposal received after the date of the Purchase Agreement, the Mobileye Board may, at any time prior to the Expiration Time, make an Adverse Recommendation Change or validly terminate the Purchase Agreement to enter into a definitive agreement with respect to such Superior Proposal or authorize, resolve, agree, or publicly propose to take any such action, only if all of the following conditions are met:

(a)	Mobileye has not breached any of its obligations under the no solicitation covenant (where such breach proximately caused such Superior Proposal being received by Mobileye);

(b)	subject to clause (c) below, the Mobileye Board will have determined to effect an Adverse Recommendation Change or to terminate the Purchase Agreement in order to enter into the alternative acquisition agreement, and Mobileye will have:

•	provided Intel and Purchaser four business days’ prior written notice, which will state expressly:

•	that Mobileye has received a Superior Proposal, and

•	the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the person or group making the Superior Proposal); and

•	contemporaneously provided an unredacted copy of the alternative acquisition agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal will require a new notice and a new four business day period); and

•	prior to making such an Adverse Recommendation Change or terminating the Purchase Agreement, to the extent requested by Intel and Purchaser, engaged in good faith negotiations with Intel and Purchaser during such four business day period to amend the Purchase Agreement in such a manner that the alternative acquisition agreement ceases to constitute a Superior Proposal; and

(c)	the Mobileye Board will have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Superior Proposal and taking into account any revised terms proposed by Intel and Purchaser, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate the Purchase Agreement, as applicable, would be inconsistent with Mobileye’s directors’ fiduciary duties under the laws of The Netherlands.

In addition, the Mobileye Board may, at any time prior to the Expiration Time, make an Adverse Recommendation Change or authorize, resolve, agree or publicly propose to take any such action upon the occurrence of an Intervening Event (as defined below) only if all of the following conditions are met:

(a)	Mobileye will have:

•	provided Intel and Purchaser four business days’ prior written notice, which will:

•	set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change; and

•	state expressly that, subject to clause (ii) below, the Mobileye Board has determined to effect an Adverse Recommendation Change; and

•	prior to making such an Adverse Recommendation Change, to the extent requested by Intel and Purchaser, engaged in good faith negotiations with Intel and Purchaser during such four business day period to amend the Purchase Agreement in such a manner that the failure of the Mobileye Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer be inconsistent with Mobileye’s directors’ fiduciary duties under the laws of The Netherlands; and

(b)	the Mobileye Board will have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and taking into account any revised terms proposed by Intel and Purchaser, the failure to make an Adverse Recommendation Change would be inconsistent with Mobileye’s directors’ fiduciary duties under the applicable laws of The Netherlands.

For purposes of the Purchase Agreement, the term “Intervening Event” means an event, development or change in circumstances occurring, arising, or first coming to the attention of the Mobileye Board after the date of the Purchase Agreement and prior to the Expiration Time, that has not arisen as a result of any actions taken by Mobileye in breach of the Purchase Agreement, which causes the Mobileye Board to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make an Adverse Recommendation Change would be inconsistent with Mobileye’s directors’ fiduciary duties under the laws of The Netherlands, provided that in no event will the receipt, existence, or terms of an Alternative Acquisition Proposal, or any matter relating thereto or consequence thereof, constitute an Intervening Event.

Unless the Purchase Agreement is terminated pursuant to its terms, neither Mobileye nor the Mobileye Board (or any committee thereof) shall take any action to make the provisions of any “fair price,” “business combination,” “ control share acquisition” or other state takeover statute or similar law inapplicable to any transactions contemplated by an Alternative Acquisition Proposal.

The Purchase Agreement does not prohibit Mobileye or the Mobileye Board from taking and disclosing to Mobileye shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer). However, any such disclosure will be deemed an Adverse Recommendation Change unless the Mobileye Board expressly publicly reaffirms its recommendation.

Compensation Arrangements. Prior to the Offer Closing, Mobileye will take all steps that may be required, necessary or advisable to cause each benefit plan or similar arrangement that has been or after the date of the Purchase Agreement will be entered into by Mobileye or any of its subsidiaries with any of its directors, officers or employees pursuant to which consideration is payable to any director, officer or employee to be approved by the Compensation Committee of the Mobileye Board as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) promulgated under the Exchange Act. At the time of the taking of such steps described in this provision, the Compensation Committee of the Mobileye Board will be composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and the instructions thereto.

Israel Tax Rulings. Mobileye (which is a tax resident of Israel) has agreed, as soon as reasonably practicable after the execution of the Purchase Agreement, in consultation with Intel and Purchaser, to prepare and file with the ITA applications for rulings in form and substance reasonably acceptable to Intel and Purchaser, (a) confirming the treatment of payments of various Mobileye equity awards subject to Section 102 of the Ordinance (“Section 102”) in connection with the Purchase Agreement (the “Israel Equity Tax Ruling”), (b) for the Israel Withholding Tax Ruling (which ruling has already been obtained), and (c) for the Pre-Wired Asset Sale Ruling (clauses (a)-(c) together, the “Israel Tax Rulings”). Mobileye will use all reasonable best efforts to promptly take, or cause to be taken, after prior coordination and consultation with Intel and Purchaser or their respective representatives, all action and to do, or cause to be done, all things necessary, proper or advisable under any applicable law to obtain the Israel Tax Rulings as promptly as practicable after the date of the Purchase Agreement. In the event that it becomes apparent that the Israel Equity Tax Ruling will not be received prior to the Offer Closing, Mobileye will cause its Israeli subsidiary to obtain prior to the Offer Closing an interim tax ruling confirming that the Offer Closing shall not adversely affect the tax status or trigger Israeli withholding tax requirements with respect to any payments or exchanges made with respect to Mobileye equity awards subject to Section 102 (which ruling may be subject to customary conditions regularly associated with such a ruling).

Delisting. Mobileye has agreed that prior to the Acceptance Time, Mobileye will cooperate with Intel and Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to cause the delisting of Mobileye and the Shares from the NYSE as promptly as practicable after the Offer Closing and the de-registration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Anti-Takeover Measures. Mobileye and the Mobileye Board (and any applicable committees thereof) will take all actions within their power and authority necessary so no anti-takeover measures are or become applicable to the transactions contemplated by the Purchase Agreement. If any anti-takeover measure becomes applicable to any of the transactions contemplated by the Purchase Agreement, Mobileye and the Mobileye Board (and any applicable committees thereof) will grant such approvals and take such actions within their power and authority as are necessary, so that any such transactions may be consummated as promptly as practicable on the terms contemplated by the Purchase Agreement, as applicable, and otherwise act within their power and authority to eliminate such anti-takeover measures on such transactions.

Obligations Regarding Asset Sale and Liquidation. To the extent any such actions, transactions or matters are validly effected by Intel or Purchaser pursuant to the Purchase Agreement, and subject in the case of the Asset Sale, Liquidation and Second Step Distribution to the prior receipt of the Pre-Wired Asset Sale Ruling, Mobileye shall take all such steps and do all such things as are reasonably required to procure that the Asset Sale, the Liquidation, and the Second Step Distribution timely occur.

Director and Officer Liability. For six years after the Offer Closing, Intel shall cause Mobileye and its subsidiaries to indemnify and hold harmless the present and former directors or officers of Mobileye and its subsidiaries in respect of acts or omissions occurring at or prior to the Offer Closing and in connection with various transactions contemplated by the Purchase Agreement including the Asset Sale, the Liquidation, the Second Step Distribution, and the Tender and Support Agreements (as defined below), in each case to the fullest extent permitted by applicable law or provided under Mobileye’s organizational documents in effect on the date of the Purchase Agreement.

For six years following the Offer Closing, Intel has agreed to obtain, or cause to be obtained, effective as of the Offer Closing, a “tail” policy for directors’ and officers’ and fiduciary liability insurance (“D&O Insurance”) in respect of acts or omissions of Mobileye’s directors and officers occurring at or prior to the Offer Closing, covering each person covered by the D&O Insurance immediately prior to the Offer Closing, on terms with respect to the coverage and amounts no less favorable than those of the D&O Insurance in effect on the date of the Purchase Agreement. If the aggregate annual premiums for such policies at any time during such period exceed 300% of the per year premium rate paid by Mobileye and its subsidiaries as of the date of the Purchase Agreement for such policies, then Intel will only be required to provide such coverage as will then be available at an annual premium equal to 300% of such rate.

Employee Matters. For a period beginning on the date of the Offer Closing and ending on the first anniversary of such date (or, such shorter period of employment, as the case may be), each Continuing Employee whose terms and conditions of employment are not governed by a collective bargaining, works council, or similar agreement will receive from Purchaser (or its applicable affiliate) compensation (including base salary and annual cash bonus opportunity) that is substantially comparable in the aggregate as to what such Continuing Employee was entitled to receive immediately prior to the date of the Offer Closing and benefits that are substantially comparable in the aggregate to either those benefits (excluding any equity or equity-based, defined benefit pension or retiree medical benefits) that are generally made available as of the date of the Purchase Agreement by Mobileye to such employees, or those benefits that are generally made available by Purchaser to similarly situated employees of Purchaser and its affiliates. Purchaser will cause Mobileye and its subsidiaries to honor the terms of any written collective bargaining agreement or similar agreements to which Mobileye or its subsidiaries are bound. Any Continuing Employee who incurs a termination of employment during the period beginning on the date of the Offer Closing and ending on the first anniversary of such date will be entitled to receive the severance payments and benefits that such Continuing Employee would have received from Mobileye and its affiliates under Mobileye’s severance plans and policies or individual employment agreements made available to Purchaser, as in effect immediately prior to the Offer Closing. Continuing Employees will be credited with their years of service under the employee benefit plans of Purchaser (other than for purposes of benefit accruals under any defined benefit pension plan or for purposes of equity compensation vesting) and its subsidiaries providing benefits to any Continuing Employees after the date of the Offer Closing, to the extent permitted under the terms of such applicable benefit plans, to the same extent as such Continuing Employees were entitled to credit for such service under any similar benefit plan in which the Continuing Employees participated or were eligible to participate immediately prior to the date of the Offer Closing, to the extent that there is no duplication of benefits.

Availability of Funds. At the Offer Closing, Intel and Purchaser will have available to them all funds necessary to enable Purchaser to consummate the Offer and the other transactions contemplated by the Purchase Agreement and to satisfy all of Purchaser’s obligations under the Purchase Agreement, including to pay the aggregate Offer Consideration and to pay all amounts required to consummate the transactions contemplated by the Purchase Agreement.

Regulatory Approvals; Efforts. Mobileye, Intel, and Purchaser have agreed to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Purchase Agreement, including by (a) promptly obtaining all authorizations, consents, orders, and approvals from any governmental authority or other entities that may be, or become, necessary to consummate the transactions contemplated by the Purchase Agreement, (b) taking all actions that may be requested by any such governmental authority to obtain such authorizations, consents, orders, and approvals, and (c) avoiding any legal orders, or dissolution of any such legal orders, that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by the Purchase Agreement. These efforts include, but are not limited to, (i) filing a Notification and Report Form pursuant to the HSR Act as promptly as practicable following the date of the Purchase Agreement, (ii) making all other required filings with respect to other required antitrust approvals, as agreed by Mobileye, Intel, and Purchaser under the terms of the Purchase Agreement, and (iii) responding as promptly as practicable to any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and any inquiries or requests received from any state attorney general, foreign antitrust, or competition authority or other governmental authority in connection with antitrust or related matters.

Mobileye, Intel, and Purchaser will consult and cooperate with one another and consider in good faith the views of one another in connection with any proceedings relating to antitrust laws, and each will provide to the other, in advance, any written analyses, presentations, memoranda, briefs, and proposals made or submitted to any governmental authority in connection with such proceedings. Either party may limit the disclosure of commercially sensitive portions of such materials to the outside counsel and consultants of the other party.

Mobileye, Intel, and Purchaser will give each other prompt notice of any pending or threatened request, inquiry, or other action brought by a governmental authority, or brought by a third party to a governmental authority, in respect of the transactions contemplated by the Purchase Agreement (an “Antitrust Investigation”). To the extent permitted by applicable law and other applicable limitations (including the preservation of attorney-client privilege), each party will use its reasonable best efforts to keep the other parties informed of the status of any Antitrust Investigation, promptly notify each other of any communications (other than non-material communications) received from any governmental authority regarding the transactions contemplated by the Purchase Agreement and consult with each other in advance and consider in good faith each other’s views in connection with any such Antitrust Investigation, including by providing the other party reasonable opportunity to comment on any analysis, memorandum, or other presentation made or submitted to any such governmental authority.

Mobileye, Intel, and Purchaser will promptly furnish to each other all information required to be included in any application or filing made in connection with applicable antitrust laws. Each party will have the right to review and, to the extent practicable, to be consulted in good faith on any information relating to it or its affiliates that might appear in any such applications or filings, and its comments will be considered by the other party. In the case of confidential or proprietary information of a providing party contained in such applications or filings, disclosure of such information may be limited to other party’s outside legal counsel, and such outside legal counsel will not disclose such information to the other party and will enter into a customary joint defense agreement, if requested. In the case of information relating to valuation, such information may be withheld or redacted.

Acting in good faith, Intel and Purchaser will direct and control all aspects of the parties’ efforts to obtain regulatory clearance with any governmental authority or in any action brought to enjoin the transactions contemplated by the Purchase Agreement. Intel and Purchaser will provide Mobileye with reasonable advance notice of any commitment or material actions that it proposes to undertake in connection with such efforts and frequently consult with and consider the views of Mobileye in connection therewith. In addition, Intel or Purchaser, as applicable, will give Mobileye reasonable advance notice of and opportunity to participate in all meetings with governmental authorities in connection with antitrust laws and regulations and the transactions contemplated by the Purchase Agreement (provided that Intel or Purchaser does not have to cancel or reschedule such meeting if Mobileye is unable to attend). Intel and Purchaser will use good faith efforts to ensure Mobileye has reasonable advance notice of, and the opportunity to participate in, all teleconferences (other than non-material teleconferences) with any such governmental authorities and will provide Mobileye with a reasonably detailed update on such teleconferences if Mobileye is unable to attend.

Intel will, and will use its reasonable best efforts to cause its affiliates to, promptly take all actions that are reasonably necessary to (a) secure the expiration or termination of any applicable waiting periods under the HSR Act and the other required antitrust approvals, (b) resolve any objections to such transactions from any governmental authority, in each case to the extent necessary in order to prevent the imposition of any legal restraint that would prevent, restrict, or delay the consummation of such transactions, and (c) avoid or eliminate each and every impediment under the HSR Act and the other applicable antitrust laws that may be asserted by any applicable governmental authority or other entity with respect to the transactions contemplated by the Purchase Agreement so as to enable such transactions to be consummated as soon as possible after the date of the Purchase Agreement. However, notwithstanding the foregoing, Intel, Purchaser, or their respective subsidiaries or affiliates are not required to (i) proffer, agree, or consent to sell, divest, lease, license, transfer, dispose of, or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of, or otherwise encumber before or after the Acceptance Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Intel, Purchaser, or Mobileye or any of their respective affiliates, (ii) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Intel’s or any of its affiliates’ ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses, or interests therein or Intel’s or Purchaser’s ability to vote, transfer, receive dividends, or otherwise exercise full ownership rights with respect to the capital stock of Mobileye or (iii) agree to other structural, behavioral, or conduct relief with respect to the behavior of Intel, Purchaser, Mobileye or any of their respective affiliates. In no event will Mobileye proffer, take, or agree to take any of the actions described in clauses (i)-(iii) above without the prior written consent of Intel.

In the event that any legal action is commenced challenging the transactions contemplated by the Purchase Agreement as violating any antitrust law, each party shall cooperate with each other party and use its respective reasonable best efforts to contest and resist any such action and to have vacated, lifted, reversed, or overturned any order resulting from such action, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by the Purchase Agreement, provided, however, that these obligations shall expire as of the End Date.

Litigation. Except as otherwise set forth in the Purchase Agreement with regards to regulatory approvals, Mobileye will control any action brought against Mobileye or any of its subsidiaries relating in any way to the Purchase Agreement or the transactions contemplated thereby; provided that Mobileye will give Intel and Purchaser the right to (a) review and comment in advance on all filings or responses to be made by Mobileye in connection with any litigation related to the transactions contemplated by the Purchase Agreement (and any amendments thereto) and Mobileye will consider in good faith any comments proposed by Intel or Purchaser, (b) fully participate in (at Intel’s or Purchaser’s expense), but not control, the defense of any such litigation, (c) consult on any settlement with respect to such litigation, and (d) fully participate in any negotiations or mediation with respect to any settlement with respect to such litigation, and no such settlement will be agreed to without Intel’s and Purchaser’s prior written consent (which consent will not be unreasonably withheld, conditioned, or delayed). Mobileye will promptly notify Intel and Purchaser of any such litigation related to the transactions contemplated by the Purchase Agreement brought, or threatened in writing, against Mobileye, members of the Mobileye Board or any subsidiary of Mobileye and will keep Intel and Purchaser informed on a current basis with respect to the status thereof.

Other Covenants. The Purchase Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to cooperation in the preparation of certain public filings and required documentation, public announcements, access to information, notices of certain events, and further assurances.

Termination of the Purchase Agreement. The Purchase Agreement may be terminated and the transactions contemplated by the Purchase Agreement may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Mobileye and Intel;

•	by either Mobileye or Intel, if:

•	the Acceptance Time has not occurred on or before the End Date, as it may be extended in accordance with the Purchase Agreement from March 12, 2018 to June 10, 2018 and September 8, 2018, respectively, if, at each earlier such date, all conditions to the closing have been satisfied, other than the Antitrust Clearance Condition (an “End Date Termination”), provided that the End Date Termination will not be available to any party that is in breach of its covenants or agreements under the Purchase Agreement where such breach proximately caused the failure of the Acceptance Time to occur by the End Date;

•	the Restraints Condition is not satisfied and the applicable law or order has become final and non-appealable (a “Restraints Termination”), provided that the party seeking to exercise the Restraints Termination must have complied with its obligations described under “Regulatory Approvals; Efforts” above; or

•	the Offer has expired, and shall not have been extended by Intel, without all of the conditions to the Offer having been satisfied (a “Condition Failure Termination”), provided that the Condition Failure Termination will not be available to any party to the Purchase Agreement whose breach of any provision of the Purchase Agreement proximately caused the Offer having expired without all of the conditions to the Offer having been satisfied, and will not be available to Intel if Purchaser has not extended the Offer in circumstances where Purchaser is required to extend the Offer under the Purchase Agreement;

•	by Intel:

•	if Mobileye breaches any of its representation or warranties or fails to perform any of its covenants or agreements set forth in the Purchase Agreement, which breach or failure would result in any of the conditions to the Offer not being satisfied and such breach or failure to perform cannot be or has not been cured by the earlier of (a) the second business day prior to the End Date or (b) 30 days after receipt by Mobileye of written notice of such breach or failure (a “Mobileye Breach Termination”), provided that a Mobileye Breach Termination will not be available if Intel is in material breach of its obligations under the Purchase Agreement; or

•	following an Adverse Recommendation Change;

•	by Mobileye:

•	if (a) Mobileye has received a Superior Proposal, (b) Mobileye has complied with its covenants restricting solicitation under the Purchase Agreement, (c) the Mobileye Board approves, and Mobileye concurrently with the termination of the Purchase Agreement, enters into, an alternative acquisition agreement with respect to such Superior Proposal, and (d) Mobileye will not have breached any of its obligations under the termination provisions, where such breach proximately caused such Superior Proposal to be received by Mobileye; or

•	if Intel or Purchaser breaches any of its representations or warranties or failure to perform any covenant or agreement set forth in the Purchase Agreement, which breach or failure would result in any of the conditions to the Offer not being satisfied and such breach or failure cannot be or has not been cured by the earlier of the second business day prior to the End Date or 30 days after receipt by Intel of written notice of such breach or failure (a “Purchaser Breach Termination”), provided that a Purchaser Breach Termination will not be available if Mobileye is in material breach of its obligations under the Purchase Agreement.

Effect of Termination. If the Purchase Agreement is validly terminated in accordance with its terms, notice of such termination will be given to the non-terminating party or parties, the Purchase Agreement will become void and of no further effect, with no liability remaining on the part of any party to the Purchase Agreement (or any director, officer, employee, shareholder, representative, agent, or advisor of any party). In no event will any such termination relieve any party to the Purchase Agreement from its obligations under the Confidentiality Agreement and under the Purchase Agreement (a) restricting public disclosure of the transactions contemplated by the Purchase Agreement and (b) certain other provisions regarding termination and other miscellaneous provisions. In no event will either party to the Purchase Agreement be relieved of any liability for damages resulting from such party’s fraud or willful and intentional breach of the Purchase Agreement prior to its termination.

Governing Law, Exclusive Forum. The Purchase Agreement will be governed by and construed in accordance with Delaware law, except that any matters concerning or implicating the Mobileye Board’s fiduciary duties will be governed by and construed in accordance with the applicable fiduciary duty laws of The Netherlands. Each of Purchaser and Mobileye (a) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then of the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then of any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (c) agrees that any actions arising in connection with or relating to the Purchase Agreement and the transactions contemplated thereby will be brought, tried, and determined only in the Chosen Courts, (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum, and (e) agrees that it will not bring any action relating to the Purchase Agreement or the transactions contemplated thereby in any court other than the Chosen Courts.

Specific Performance. The parties to the Purchase Agreement have agreed that irreparable damage would occur if any provision of the Purchase Agreement was not performed in accordance with the Purchase Agreement and that the parties to the Purchase Agreement will be entitled to injunctive relief to prevent breaches of the Purchase Agreement or to enforce specifically the performance of the terms and provisions of the Purchase Agreement, in addition to any other remedy to which they are entitled at law or in equity.

Conditions to the Offer. The conditions to the Offer are described in Section 15 —“Certain Conditions of the Offer.”

Confidentiality Agreement

The following summary description of the Confidentiality Agreement (as defined below) and all other provisions of the Confidentiality Agreement discussed herein are qualified by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(2) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Intel and Purchaser.” Shareholders and other interested parties should read the Confidentiality Agreement for a more complete description of the provisions summarized below.

Intel and Mobileye entered into a confidentiality agreement, effective as of February 1, 2017 (as it may be amended from time to time, the “Confidentiality Agreement”). Under the Confidentiality Agreement, the parties agreed to keep confidential, subject to certain exceptions, information disclosed by the disclosing party or any of its subsidiaries or representatives to the receiving party or any of its subsidiaries or representatives and to not disclose such information without the prior written consent of the disclosing party. The parties also agreed, subject to certain exceptions, not to disclose that the parties had entered into the Confidentiality Agreement, that confidential information exists or has been disclosed pursuant to the Confidentiality Agreement, and that discussions had taken place concerning the proposed transaction between Intel and Mobileye or any of the terms, conditions, or other facts with respect thereto. The term of the Confidentiality Agreement will expire on February 1, 2019, unless earlier terminated by the parties thereto.

Transaction Letter

The following summary description of the Transaction Letter (as defined below) and all other provisions of the Transaction Letter discussed herein are qualified by reference to such Transaction Letter, which has been filed as Exhibit (d)(3) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Transaction Letter may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Intel and Purchaser.” Shareholders and other interested parties should read the Transaction Letter for a more complete description of the provisions summarized below.

Mobileye and Intel entered into a letter agreement on February 1, 2017 (as it may be amended from time to time, the “Transaction Letter”). Pursuant to the exclusivity provision of the Transaction Letter, which provision has expired, Mobileye agreed, among other things, to terminate and not to enter any further discussions or negotiations with a third party relating to any offer or proposal for certain proposed third party acquisitions. Mobileye also agreed not to disclose any non-public information relating to Mobileye to any third party in connection with a potential third party acquisition. Mobileye also agreed to notify Intel within 24 hours of becoming aware of any inquiry, request, proposal or offer with respect to any third party acquisition or any breach of the exclusivity provision. Pursuant to the Transaction Letter, Intel also agreed to certain “standstill” provisions that, for a period of one year from the date of the Transaction Letter, prohibit Intel and its affiliates from taking certain actions involving or with respect to Mobileye, other than pursuant to the proposed transaction between Intel and Mobileye. Mobileye agreed that, if at any time during the term of the standstill period, Mobileye or any of its affiliates enters into a less restrictive standstill agreement, then the standstill provision would be amended to match such less restrictive standstill agreement. Finally, each of Intel and Mobileye agreed not to solicit specified categories of employees of the other party, subject to certain exceptions and caveats, for a period of one year from the date of the Transaction Letter.

Tender and Support Agreements

The following summary description of the Tender and Support Agreements (as defined below) and all other provisions of the Tender and Support Agreements discussed herein are qualified by reference to such Tender and Support Agreements, which have been filed as Exhibits (d)(4) and (d)(5) to the Schedule TO filed with the SEC in connection with the Offer and are incorporated herein by reference. The Tender and Support Agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Intel and Purchaser.” Shareholders and other interested parties should read the Tender and Support Agreements for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement, in order to induce Intel and Purchaser to enter into the Purchase Agreement, Mobileye’s founders, Professor Amnon Shashua and Ziv Aviram (the “Founders”), entered into separate tender and support agreements with Intel and Purchaser (collectively, the “Tender and Support Agreements”). Shares owned by the Founders comprise, in the aggregate, approximately 7% of the outstanding Shares. Subject to the terms and conditions of the Tender and Support Agreements, the Founders have agreed, among other things, to tender their Shares in the Offer and to vote in favor of all matters to be approved by Mobileye shareholders at the EGM. The Founders have also agreed from the date of the Purchase Agreement until six months following any termination of the Purchase Agreement (a) not to tender their Shares or vote in favor of an Alternative Acquisition Proposal and (b) not to solicit competing proposals or transfer any of their Shares without the prior written consent of Intel (subject to certain permitted exceptions).

Non-Competition Agreement

The following summary description of the Non-Competition Agreement (as defined below) and all other provisions of the Non-Competition Agreement discussed herein are qualified by reference to such Non-Competition Agreement, which has been filed as Exhibit (d)(6) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Non-Competition Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Intel and Purchaser.” Shareholders and other interested parties should read the Non-Competition Agreement for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement, in order to preserve the value of and goodwill associated with the Shares being acquired and as a condition of and inducement to Intel’s and Purchaser’s willingness to enter into the Purchase Agreement, Professor Amnon Shashua entered into a non-competition agreement in favor of Intel (the “Non-Competition Agreement”).

Pursuant to the Non-Competition Agreement, if Professor Shashua’s separation from employment with Mobileye occurs within three years of the Offer Closing, then during the period beginning at the Offer Closing and ending on the date that is 18 months after Professor Shashua’s separation from employment with Mobileye (the “Restricted Period”), Professor Shashua will be bound by covenants not to compete with Intel, not to disparage Mobileye, Intel, or any of their affiliates, and not to solicit the employees of Intel, Mobileye, or their affiliates.

Specifically, pursuant to the covenant not to compete in the Non-Competition Agreement, during the Restricted Period, Professor Shashua will not: (a) engage in research, development or commercialization of any technologies, products, or services that are competitive with Mobileye’s business anywhere that Mobileye is currently engaged in, or targeting to engage in, its business, including in the United States and Israel; (b) have an ownership of financial interest in any person or entity engaged in Mobileye’s business anywhere that Mobileye is currently engaged in, or targeting to engage in, its business, including in the United States and Israel, other than an up to a 1% passive ownership interest in a publicly traded company; (c) take any action with the objective of, or that would reasonably be expected to result in interfering with or negatively affecting Intel’s business; (d) solicit or attempt to solicit the business of any person or entity that is, or was within the 12 months prior to such solicitation, a customer or client of Intel, for the purpose of selling any products or services that are competitive with Mobileye’s business; (e) solicit or attempt to solicit any employee or any other service provider of Intel or any of its related entities to terminate employment or engagement with Intel, or otherwise adversely affect such individual’s relationship; or (f) encourage any employee or other service provider of Intel or any of its related entities to engage in any action in which Professor Shashua would, under the provisions of the Non-Competition Agreement, be prohibited from engaging.

Moreover, during the Restricted Period, Professor Shashua must first notify Intel before commencing employment or engagement as a consultant, contractor of partner with any third party (or interviewing for such a position), and must furnish such new employer or service recipient with a copy of the Non-Competition Agreement.

Employment Agreement Addendum

The following summary description of the Employment Agreement Addendum (as defined below) and all other provisions of the Employment Agreement Addendum discussed herein are qualified by reference to such Employment Agreement Addendum, which has been filed as Exhibit (d)(7) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Employment Agreement Addendum may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Intel and Purchaser.” Shareholders and other interested parties should read the Employment Agreement Addendum for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement, Professor Shashua entered into an addendum to his employment agreement with Mobileye Vision Technologies Ltd. (the “Employment Agreement Addendum”), which will become effective upon Mobileye’s becoming an indirect, wholly owned subsidiary of Purchaser (the “Acquisition”). Pursuant to the Employment Agreement Addendum, rather than receiving the benefit of acceleration of certain outstanding and unvested Mobileye Options and Mobileye RSUs in connection with the transactions contemplated by the Purchase Agreement, Professor Shashua agreed to a revised vesting schedule pursuant to which (a) no such Mobileye Options or Mobileye RSUs will vest prior to the third anniversary of the Acquisition, (b) 50% of such Mobileye Options and Mobileye RSUs will vest upon the third year anniversary of the Acquisition, and (c) the remaining 50% of such Mobileye Options and Mobileye RSUs will vest on the fourth year anniversary of the Acquisition, subject, in each case, to Professor Shashua’s continued employment by Mobileye or an affiliate of Intel through the applicable vesting date. However, in the event that, following the Acquisition, Professor Shashua’s employment is terminated by Mobileye for any reason other than cause (as defined in his employment agreement), or Professor Shashua resigns under circumstances constituting a deemed dismissal (as defined in his employment agreement), including, but not limited to, the requirement that Professor Shashua report to anyone other than Intel’s chief executive officer, any unvested Mobileye Options and Mobileye RSUs held by Professor Shashua will immediately vest.

12.	Purpose of the Offer; Plans for Mobileye.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire all of Mobileye’s outstanding equity interests so that Purchaser will own and control all of Mobileye’s business, operations and assets. The purpose of the Post-Offer Reorganization is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer and the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period). If the Offer Closing occurs, Purchaser may elect to consummate the Post-Offer Reorganization as described below.

Following the Acceptance Time, Purchaser will provide for the Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates elects to exercise the Call Option or effectuate the Asset Sale, Purchaser will extend the Subsequent Offering Period for the Minority Exit Offering Period of at least five business days. The purpose of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is to offer to acquire outstanding Shares that were not tendered pursuant to the Offer.

If the Offer is consummated, Purchaser expects that certain of the current directors of the Mobileye Board will resign, other than at least two independent, non-executive directors as mutually agreed upon by Purchaser and Mobileye (unless two of the current independent, non-executive directors do not agree to serve on the Mobileye Board after the Offer Closing, in which case Purchaser shall designate replacement directors who shall at all times be independent from Intel and Purchaser), who Purchaser expects will remain on the Mobileye Board until the earlier of (a) such time after the Offer Closing as Purchaser owns 100% of the outstanding Shares and (b) the date the completion of the Second Step Distribution and Liquidation. Purchaser expects that, subject to the receipt of approval of the Governance Resolutions by Mobileye shareholders at the EGM, at least five designees of Purchaser will be appointed to the Mobileye Board effective upon the Offer Closing.

After the Offer Closing, Purchaser intends to cause Mobileye to terminate the listing of the Shares on the NYSE (the “Delisting”). As a result, we anticipate that there will not be an active trading market for the Shares. In addition, after the Offer Closing, Purchaser intends to cause Mobileye to terminate the registration of the Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of the reporting obligations with respect to Mobileye’s Shares with the SEC.

In addition, you should be aware that, after amendment of Mobileye’s articles of association, following the Offer Closing, pursuant to the Conversion Resolutions proposed to be approved at the EGM, record ownership of Mobileye shares can only be transferred pursuant to a notarial deed executed before a Dutch notary, which will require compliance with various administrative formalities under Dutch law and will require shareholders to incur costs for Dutch notarial fees when they transfer Mobileye shares. If such amendment to Mobileye’s articles of association becomes effective prior to or during the Subsequent Offering Period or the Minority Exit Offering Period, then all transfers of record ownership of the Shares to the Purchaser during the Subsequent Offering Period and (if applicable) the Minority Exit Offering Period must be effected by way of a notarial deed executed before a Dutch notary; this will cause transfers of record ownership of Shares to the Purchaser during such extensions of the Offer to be substantially more expensive, cumbersome and time-consuming than transfers of record ownership of Shares to the Purchaser prior to the Expiration Time. Furthermore, you should be aware that after the second amendment of Mobileye’s articles of association pursuant to the Conversion Resolutions following the Delisting (“Amendment No. 2”), any share acquired by a Mobileye shareholder after the date of Amendment No. 2 would not be transferable prior to March 1, 2019, unless the Mobileye Board has approved such transfer.

If you sell your Shares pursuant to the Offer (including during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)), you will cease to have any equity interest in Mobileye or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Post-Offer Reorganization is consummated, you also will no longer have an equity interest in Mobileye. Similarly, after selling your Shares pursuant to the Offer (including during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)), you will not bear the risk of any decrease in the value of Mobileye.

Post-Offer Reorganization. As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or Purchaser may effectuate or cause to be effectuated, at Intel’s or Purchaser’s election, the Post-Offer Reorganization. The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of Mobileye’s business operations from and after the consummation of the Post-Offer Reorganization and (b) any Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)), without interest and less applicable withholding taxes. Notwithstanding the foregoing, in the event that the Compulsory Acquisition is implemented, then the Dutch Court will determine the price to be paid for the Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by the Dutch Statutory Interest. As a result of the Post-Offer Reorganization, Mobileye will either be liquidated or become wholly owned by Purchaser.

Purchaser and Intel may effectuate or cause to be effectuated, at Purchaser’s or Intel’s election, the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the receipt of the Pre-Wired Asset Sale Ruling and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM, the Asset Sale and, as soon as practicable following the consummation of the Asset Sale, completing the Post-Offer Reorganization by the Liquidation and the Second Step Distribution or (b) if permissible under applicable law, the Compulsory Acquisition.

Asset Sale, Liquidation and Second Step Distribution. If the ITA issues the Pre-Wired Asset Sale Ruling and Mobileye shareholders have approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions, and if Purchaser and Intel elect to proceed with the Asset Sale followed by the Liquidation and the Second Step Distribution, and if the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Intel or its affiliates, represents at least 67% of Mobileye’s issued capital (geplaatst kapitaal) (or 80%, if the Mobileye shareholders have not approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions), then the cash consideration paid by Purchaser (or an affiliate of Purchaser) to Mobileye in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Mobileye shareholders as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) Mobileye will hold only the cash received in the Asset Sale; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Mobileye’s business operations and (ii) be the principal shareholder in Mobileye; and (c) the non-tendering Mobileye shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, Purchaser (or an affiliate of Purchaser) would then complete the Post-Offer Reorganization by causing the Liquidation to occur with Purchaser (or an affiliate of Purchaser) providing an indemnity or guarantee to the liquidator in respect of the Liquidation for any deficit in the estate of Mobileye to enable the liquidator to make the Second Step Distribution immediately to a depositary on behalf of each non-tendering Mobileye shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned.

The liquidator in respect of the Liquidation will be appointed at the EGM in accordance with section 2:23 paragraph 1 of the DCC. Subject to shareholder approval at the EGM, a foundation (stichting) to be incorporated under Dutch law (the “Foundation”) will be appointed as the liquidator in respect of the Liquidation once Mobileye’s dissolution has become effective and the Foundation will carry out the liquidation of Mobileye’s assets and business. Purchaser and Mobileye will use their respective reasonable best efforts to (a) procure that the board of directors of the Foundation will, as from the moment of incorporation, consist of one or more professional(s) or similar service provider(s) (natural person(s) or a service provider) and (b) reach agreement with such service provider as soon as practicable after the date of the Purchase Agreement; provided that Purchaser will use its reasonable best efforts to procure that one additional director (a natural person or a professional liquidator) will be appointed to such board of directors to direct and/or assist such professional for a period following the consummation of the Asset Sale not to exceed one year.

The Second Step Distribution will result in all non-tendering Mobileye shareholders receiving, for each Share then held, cash in an amount equal to the Offer Consideration, in each case, without interest and less applicable withholding taxes.

Compulsory Acquisition. If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Intel or its affiliates, represents less than 100% but at least 95% of Mobileye’s issued capital (geplaatst kapitaal), and Purchaser and Intel elect to have Purchaser commence the Compulsory Acquisition, Purchaser would then complete the Post-Offer Reorganization by commencing a statutory proceeding before the Dutch Court for the Compulsory Acquisition of Shares held by non-tendering Mobileye shareholders in accordance with Section 2:92a or Section 2:201a of the DCC. While Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration (with such price potentially being increased by Dutch Statutory Interest). Any dividend or other distribution made by Mobileye to Mobileye shareholders during such period will be credited against the amount to be paid by Purchaser to the non-tendering Mobileye shareholders. The Dutch Court may appoint one or three experts to provide a valuation of the Shares that were not tendered pursuant to the Offer. Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Mobileye shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of Mobileye.

Alternative Post-Offer Reorganization Measures. The Purchase Agreement provides that Intel or Purchaser may also effectuate (and cause Mobileye to effectuate) the Post-Offer Reorganization by means of any of the following alternative manners (each an “Alternative Post-Closing Restructuring”):

•	an election by Mobileye pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes, as reasonably determined by Intel or Purchaser;

•	the exercise of the Call Option;

•	a statutory legal merger (juridische fusie) in accordance with Article 2:309 et seq. of the DCC between Mobileye (as the disappearing company) and Purchaser (as the acquiring company), pursuant to which merger the shareholders of Mobileye shall receive shares of Purchaser (“Buyer Shares”), cash or receivables in accordance with Article 2:325 of the DCC (or a mix of any of the foregoing), upon which merger the holders of the Buyer Shares shall be granted the right to exchange Buyer Shares with Intel or one of its affiliates, for securities of Intel at any time before a date to be set by Intel or Purchaser, after which date the Buyer Shares shall be redeemed;

•	a statutory (cross-border or domestic) legal (bilateral or triangular) merger (juridische (driehoeks-)fusie) in accordance with Article 2:309 et seq. of the DCC between Mobileye, Purchaser or any affiliate of Intel;

•	a statutory legal (bilateral or triangular) demerger (juridische (driehoeks-) splitsing) of Mobileye in accordance with Article 2:334a et seq. of the DCC;

•	a contribution of cash and/or assets by Purchaser, Intel or by any affiliate of Intel in exchange for ordinary shares in Mobileye’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of the minority shareholders of Mobileye could be excluded;

•	a sale and transfer of assets and liabilities (a) by Mobileye or a subsidiary of Mobileye to Purchaser, Intel or an affiliate of Intel, or (b) by Purchaser, Intel or any affiliate of Intel to Mobileye or any subsidiary of Mobileye, on terms substantially similar to the terms agreed for the Asset Sale to the extent this relates to substantially all of the assets and liabilities of Mobileye and its subsidiaries;

•	a distribution of proceeds, cash and/or assets to the shareholders of Mobileye or share buybacks;

•	a dissolution and/or liquidation of Mobileye;

•	a subsequent public offer for any Shares held by the minority shareholders of Mobileye;

•	a conversion of Mobileye into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid or B.V.);

•	any transactions between Mobileye and Intel or Purchaser or their respective affiliates at terms that are not at arm’s length;

•	any transaction, including a sale and/or transfer of any material asset, between Mobileye and its affiliates or between Mobileye and Intel or Purchaser or their respective affiliates with the objective of utilizing any carry forward tax losses available to Mobileye, Intel, Purchaser or any of their respective affiliates;

•	any transactions, restructurings, share issues, procedures and/or proceedings in relation to Mobileye and/or one or more of its affiliates required to effect the aforementioned transactions; and

•	any combination of the foregoing.

To undertake any Alternative Post-Closing Restructuring (other than the first two bullet points), Intel or Purchaser would have to receive the prior written consent of Mobileye (not to be unreasonably withheld, conditioned or delayed), which consent would require the affirmative vote of the Independent Directors if the proposed Alternative Post-Closing Restructuring constituted an Independent Director Approval Transaction (as defined below).

It is possible that Purchaser may not be able to implement any proposed Post-Offer Reorganization promptly after the Offer Closing, that such Post-Offer Reorganization may be delayed or that such Post-Offer Reorganization may not be able to take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Mobileye shareholders receive therefrom may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring (including any Alternative Post-Closing Restructuring) that could reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Mobileye shareholders, other than (i) pursuant to a rights issue by Mobileye or any other share issue where the non-tendering Mobileye shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in Mobileye (voorkeursrecht), (ii) subject to receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale, the Liquidation, or the Second Step Distribution, (iii) the Compulsory Acquisition, or (iv) the Call Option, and (b) any other form of unequal treatment (including as a result of an Alternative Post-Closing Restructuring) that prejudices or could reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Mobileye shareholders, other than (i) subject to receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale, the Liquidation, or the Second Step Distribution, (ii) the Compulsory Acquisition, or (iii) the Call Option (each of (a) and (b), an “Independent Director Approval Transaction”).

Plans for Mobileye. It is expected that, initially following the Post-Offer Reorganization, the business and operations of Mobileye will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Purchaser and its affiliates will continue to evaluate the business and operations of Mobileye during the pendency of the Offer and after the consummation of the Post-Offer Reorganization and may make changes to their plans based on such evaluation. Thereafter, Purchaser and its affiliates intend to conduct a comprehensive review of Mobileye’s business, operations, capitalization and management with a view to optimizing the combination of Mobileye and Intel’s Autonomous Driving Group into a global automated driving organization. Following consummation of the Post-Offer Reorganization, Mobileye will be a wholly owned subsidiary of Purchaser and this combined global automated driving organization will be headquartered in Jerusalem and led by Professor Shashua.

To the best knowledge of Purchaser and Intel, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Mobileye, on the one hand, and Intel, Purchaser or Mobileye, on the other hand, existed as of the date of the Purchase Agreement, and the Offer is not conditioned upon any executive officer or director of Mobileye entering into any such agreement, arrangement or understanding.

It is possible that, in addition to the Employment Agreement Addendum, certain members of Mobileye’s current management team will enter into new employment arrangements with Mobileye after the completion of the Offer and the transactions contemplated by the Purchase Agreement. Such arrangements may include the right to purchase or participate in the equity of Intel or its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Mobileye shareholders and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Consideration.

In addition, you should be aware that, after amendment of Mobileye’s articles of association, effective as of the Offer Closing, pursuant to the Conversion Resolutions proposed to be approved at the EGM, record ownership of Mobileye shares can only be transferred pursuant to a notarial deed executed before a Dutch notary, which will require compliance by the transferor and transferee of Shares with various administrative formalities under Dutch law and will also require shareholders to incur costs for Dutch notarial fees when they transfer Mobileye shares. Furthermore, you should be aware that after Amendment No. 2, any share acquired by a Mobileye shareholder after the date of Amendment No. 2 would not be transferable prior to March 1, 2019, unless the Mobileye Board has approved such transfer.

NYSE Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, the total number of Mobileye shareholders is not at least 400. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on the NYSE would be discontinued and the market for the Shares will be adversely affected. Regardless of whether the Shares continue to meet the criteria for continued listing on the NYSE, after the Offer Closing, we intend to cause Mobileye to terminate the listing of the Shares on the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and listing, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Mobileye to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record, subject to fulfilling certain conditions. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Mobileye to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Mobileye. Furthermore, the ability of “affiliates” of Mobileye and persons holding “restricted securities” of Mobileye to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE as described above. We intend to, and will cause Mobileye to, terminate the registration of the Shares under the Exchange Act as promptly as practicable after the Offer Closing and expect to take steps to cause the suspension of all of Mobileye’s reporting obligations with respect to the Shares under the Exchange Act. If registration of the Shares is not terminated prior to the commencement of the Post-Offer Reorganization, the registration of the Shares under the Exchange Act will be terminated following the consummation of Post-Offer Reorganization.

Other measures. Subject to the terms and conditions of the Purchase Agreement and this Offer to Purchase, Purchaser reserves the right to request Mobileye to submit proposals for a vote at the EGM in order to change the corporate structure and the capital structure of Mobileye and/or achieve an optimal financial or other structuring, including amendments to Mobileye’s articles of association and changes in the accounting policies applied in Mobileye and its subsidiaries, all in accordance with Dutch law and the articles of association of Mobileye.

14.	Dividends and Distributions.

The Purchase Agreement provides that, subject to certain exceptions, from the date thereof to the Offer Closing or the earlier termination of the Purchase Agreement, without the prior written consent of Purchaser, neither Mobileye nor any of its subsidiaries will declare, set aside, make or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof), with respect to any of Mobileye’s capital stock, except for dividends and distributions by a wholly owned subsidiary of Mobileye to another wholly owned subsidiary of Mobileye.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act relating to Purchaser’s obligation to accept and pay for or return tendered shares of Mobileye after the termination of the Offer, Purchaser will not be required to accept for purchase or pay for any Shares unless each of the following conditions to the Offer has been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) as of the Expiration Time in accordance with the Purchase Agreement:

(a)	the Minimum Condition;

(b)	the Antitrust Clearance Condition;

(c)	the Restraints Condition;

(d)	(i) each of the representations and warranties of Mobileye relating to the absence of any fact, change, event, development, occurrence or effect that would be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement) shall continue to be true and correct in all respects as of the Expiration Time, (ii) each of the representations and warranties of Mobileye relating to capital structure shall continue to be true and correct except for de minimis inaccuracies as of the Expiration Time, (iii) each of the representations and warranties of Mobileye relating to corporate existence and power, corporate authorization, validity of and absence of restrictions on, and there being no other Shares, Mobileye’s subsidiaries, certain intellectual property contracts, finders’ fees and the opinion of Mobileye’s financial advisor shall continue to be true and correct in all material respects as of the Expiration Time, and (iv) each of the other representations and warranties of Mobileye set forth in the Purchase Agreement shall continue to be true and correct as of the Expiration Time, other than for such failures to be true and correct that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(e)	Mobileye has performed or complied with in all material respects the obligations it is required to comply with or perform under the Purchase Agreement at or prior to the Expiration Time;

(f)	the Material Adverse Effect Condition;

(g)	certain directors who are being replaced have resigned from the Mobileye Board in accordance with the Purchase Agreement;

(h)	the Governance Resolutions have been adopted at the EGM or a subsequent EGM;

(i)	Mobileye has delivered to Intel a certificate signed by an authorized officer of Mobileye dated as of the date on which the Offer expires certifying that the conditions to the Offer specified in (d), (e), and (f) above have been satisfied; and

(j)	the Purchase Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Purchase Agreement. Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not, and Intel will cause Purchaser not to (without the prior written consent of Mobileye): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Mobileye shareholders.

The foregoing conditions are for the sole benefit of Intel and Purchaser and may be asserted by Intel or Purchaser regardless of the circumstances giving rise to any such condition or may be waived (subject to applicable law) by Intel or Purchaser in its sole discretion, in each case subject to the terms of the Purchase Agreement and applicable rules and regulations of the SEC. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition. Notwithstanding the fact that Intel and Purchaser reserve the right to assert the existence of any condition to the Offer, Intel and Purchaser understand that all conditions to the Offer, other than those dependent upon the receipt of necessary governmental regulatory approvals, must be satisfied or waived (subject to applicable law) prior to the Expiration Time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Mobileye with the SEC and other information provided by Mobileye, we are not aware of any governmental license or regulatory permit that appears to be material to Mobileye’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Mobileye’s business, any of which under certain conditions specified in the Purchase Agreement, could cause Purchaser to terminate (and Intel to cause Purchaser to terminate) the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 —“Certain Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission of the United States (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report

Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice of the United States (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares pursuant to the Offer and the Purchase Agreement.

Under the HSR Act, our purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser, of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated or extended by the FTC or the Antitrust Division. The required waiting period with respect to the Offer and the Purchase Agreement will expire at 11:59 p.m., New York City time, 15 calendar days after filing (unless the 15th day falls on a weekend or holiday, in which case the 15th day is extended to the next business day), unless the waiting period is earlier terminated by the FTC or the Antitrust Division, unless Purchaser withdraws its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period and refiles it thereafter, and unless the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser withdraws and refiles its Premerger Notification and Report Form, the HSR Act waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC or the Antitrust Division, and unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Purchaser, the waiting period could be extended only by court order or with Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although Mobileye is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Mobileye’s failure to make those filings nor a request for additional documents and information issued to Mobileye from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Purchase Agreement.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Mobileye. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Mobileye, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Intel believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer if such action would result in the failure of a condition of the Offer. See Section 15 —“Certain Conditions of the Offer.”

Foreign Competition Law Filings. Mobileye and Purchaser and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser, Mobileye and their respective affiliates are engaged, Purchaser and Mobileye have determined that, at a minimum, filings with the German Competition Authority, the Israel Antitrust Authority, and the Korea Fair Trade Commission, and the other waiting periods promulgated or the approvals required under the competition laws of Germany, Korea, and Israel, in each case, to the extent applicable, shall have, respectively, expired or been received before the transactions contemplated by the Purchase Agreement may close. Descriptions of the filing process for each of these jurisdictions are provided in Item 8 of the Schedule 14D-9. In accordance with the terms of the Purchase Agreement, Mobileye, Intel and Purchaser have agreed to promptly (and consistent with market practice) make all such filings.

Intel and Purchaser are not currently aware of, but are still in the process of determining whether there are, any other pre-closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Post-Offer Reorganization or other business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 under the Exchange Act will not be applicable to the Post-Offer Reorganization because Purchaser was not, at the time the Purchase Agreement was executed, and is not, an affiliate of Mobileye (for purposes of the Exchange Act); it is anticipated that the Post-Offer Reorganization will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Post-Offer Reorganization, shareholders will receive the same price per Share as the Offer Consideration.

17.	Appraisal Rights.

Mobileye shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that after the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or its affiliates hold less than 100% but at least 95% of Mobileye’s issued capital (geplaatst kapitaal), Purchaser may elect to effectuate, or to cause its designee to effectuate, the Post-Offer Reorganization by means of the Compulsory Acquisition proceeding pursuant to which it will acquire all Shares held by non-tendering Mobileye shareholders in accordance with Section 2:92a or Section 2:201a of the DCC. In the Compulsory Acquisition proceeding, while Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration, with such price potentially being increased by Dutch Statutory Interest. The non-tendering Mobileye shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige Purchaser to buy their Shares.

18.	Fees and Expenses.

Purchaser has retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. As part of the services included in such retention, the Information Agent may contact Mobileye shareholders by mail, telephone, telecopy, telegraph, personal interview, electronic mail, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies, and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Except as set forth above, neither Intel nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) Mobileye shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to Mobileye shareholders in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Intel or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary, or other person will be deemed to be the agent of Intel, Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Intel and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 —“Certain Information Concerning Intel and Purchaser.”

Mobileye is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the Mobileye Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 —“Certain Information Concerning Mobileye” above.

Cyclops Holdings, LLC

Intel Corporation

April 5, 2017

SCHEDULE I

INFORMATION RELATING TO INTEL AND PURCHASER

Intel. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation, employment and academic history, material occupations, positions, offices or employment for at least the past five years of each of the executive officers and directors of Intel. The current business address of each person is 2200 Mission College Blvd., Santa Clara, California, 95054, and the current business telephone number is (408) 765-8080. As used in this Schedule I, “Intel” refers to Intel Corporation and its direct and indirect subsidiaries.

Name	Citizenship	Present Principal Occupation or Employment
Andy D. Bryant	United States

Function: Chairman, Board of Directors; Member, Executive Committee

Professional Background: Bryant joined Intel in 1981 as controller for the Commercial Memory Systems Operation and in 1983 became Systems Group Controller. In 1987 he was promoted to director of Finance for the corporation, and was appointed vice president and director of Finance of the Intel Products Group in 1990. Bryant became CFO in February 1994, and was promoted to senior vice president in January 1999. Bryant expanded his role to Chief Financial and Enterprise Services Officer in December 1999. In October 2007, Bryant was named Chief Administrative Officer. In 2009 Bryant’s responsibilities expanded to include the Technology and Manufacturing Group. Bryant was named a director and vice chairman of Intel’s Board of Directors in July 2011 and chairman of the Board in May 2012.

Prior to joining Intel, he held positions in finance at Ford Motor Company and Chrysler Corporation. Bryant holds a bachelor’s degree in economics from the University of Missouri and a master’s degree in business administration with a concentration in finance from the University of Kansas.

Brian M. Krzanich	United States

Function: Chief Executive Officer; Director, Board of Directors; Member, Executive Committee

Professional Background: Brian M. Krzanich was appointed chief executive officer of Intel Corporation and elected a member of the board of directors on May 16, 2013. He is the sixth CEO in the company’s history, succeeding Paul S. Otellini.

Krzanich has progressed through a series of technical and leadership roles at Intel, most recently serving as the chief operating officer (COO) from 2012 to 2013. As COO, his responsibilities included leading an organization of more than 50,000 employees spanning Intel’s Technology and Manufacturing Group, Intel Custom Foundry, supply chain operations, the NAND Solutions group, human resources, information technology, and Intel’s China strategy.

His open-minded approach to problem solving and listening to customers’ needs has extended the company’s product and technology leadership and created billions of dollars in value for the company. In

Name	Citizenship	Present Principal Occupation or Employment

2006, he drove a broad transformation of Intel’s factories and supply chain, improving factory velocity by more than 60 percent and doubling customer responsiveness. Krzanich is also involved in advancing the industry’s transition to lower cost 450mm wafer manufacturing through the Global 450 Consortium as well as leading Intel’s strategic investment in lithography supplier ASML.

Prior to becoming COO, Krzanich held senior leadership positions within Intel’s manufacturing organization. He was responsible for Fab/Sort Manufacturing from 2007-2011 and Assembly and Test from 2003 to 2007. From 2001 to 2003, he was responsible for the implementation of the 0.13-micron logic process technology across Intel’s global factory network. From 1997 to 2001, Krzanich served as the Fab 17 plant manager, where he oversaw the integration of Digital Equipment Corporation’s semiconductor manufacturing operations into Intel’s manufacturing network. The assignment included building updated facilities as well as initiating and ramping 0.18-micron and 0.13-micron process technologies. Prior to this role, Krzanich held plant and manufacturing manager roles at multiple Intel factories.

Krzanich began his career at Intel in 1982 in New Mexico as a process engineer. He holds a bachelor’s degree in Chemistry from San Jose State University and has one patent for semiconductor processing. Krzanich is also a member of the board of directors of the Semiconductor Industry Association.

Robert H. Swan	United States

Function: Executive Vice President and Chief Financial Officer

Professional Background: Robert (Bob) H. Swan is executive vice president and chief financial officer (CFO) at Intel Corporation. He oversees Intel’s global finance organization, including finance, accounting and reporting, tax, treasury, internal audit, and investor relations; Information Technology; and the company’s Corporate Strategy Office.

Swan joined Intel in October 2016 from General Atlantic LLC, a global growth equity investment firm, where he served as an operating partner working closely with the firm’s global portfolio companies on growth objectives from September 2015 to September 2016.

Before joining General Atlantic in 2015, Swan served as CFO of eBay Inc. from March 2006 to July 2016. In that role, he had responsibility over all aspects of eBay’s finance functions, including controllership, financial planning and analysis, tax, treasury, audit, mergers and acquisitions, and investor relations. Earlier in his career, Swan served as CFO of Electronic Data Systems Corp. and TRW Inc., and as CFO, chief operating officer and chief executive officer of Webvan Group Inc. He began his career in 1985 at General Electric, holding various senior finance roles during his 15-year tenure there.

Swan earned his bachelor’s degree in business administration from the University of Buffalo and his MBA degree from Binghamton University. He serves on the board of directors at eBay.

2

Name	Citizenship	Present Principal Occupation or Employment
Diane M. Bryant	United States

Function: Executive Vice President and General Manager of the Data Center Group

Professional Background: Diane M. Bryant has served as general manager of the Data Center Group for Intel Corporation since February 2012 and as executive vice president since April 2016. Bryant leads the worldwide organization that develops the data center platforms for the digital services economy, generating $17 billion in revenue in 2016.

In her current role, she manages the data center P&L, strategy, and product development for cloud service providers, communications service providers, enterprise and government infrastructure, spanning server, storage, and network solutions.

Previously, Bryant was corporate vice president and chief information officer of Intel. She was responsible for the corporate-wide information technology solutions and services that enabled Intel’s business strategies for growth and efficiency.

A tireless advocate for women and underrepresented minorities, Bryant has served as the executive sponsor of the Network of Intel African American Employees and on the technical board of the Anita Borg Institute. She was named among Fortune’s 50 Most Powerful Women in Business in 2015 and 2016. In 2016, World Affairs and its Global Philanthropy Forum honored Bryant with its Global Citizen Award. Business Insider ranked Bryant #32 in the list of “Silicon Valley 100” of 2016. She is an Intel spokesperson for STEM education, and established the Diane Bryant endowed scholarship fund for Diversity in Engineering at U.C. Davis. In 2017, U.C. Davis honored Bryant with “Outstanding Alumnus of the Year.”

She was elected to the United Technologies Corp. board of directors in December 2016.

Bryant received her bachelor’s degree in electrical engineering from U.C. Davis in 1985 and joined Intel the same year. She attended the Stanford Executive Program and holds four U.S. patents.

Venkata S.M. (“Murthy”) Renduchintala	United Kingdom

Function: Executive Vice President and President, Client and Internet of Things Businesses and System Architecture Group

Professional Background: Dr. Renduchintala has served as executive vice president and president, Client and Internet of Things Businesses and System Architecture Group since November 2015. From 2004 to 2015, Dr. Renduchintala held various senior positions at Qualcomm Incorporated, most recently as Co-President of Qualcomm CDMA Technologies from June 2012 to November 2015 and Executive Vice President of Qualcomm Technologies Inc. from October 2012 to November 2015. Before joining Qualcomm, Dr. Renduchintala served as Vice President and General Manager of the Cellular Systems Division of Skyworks Solutions Inc./Conexant Systems Inc. and he spent a decade with Philips Electronics, where he held various positions, including Vice President of Engineering for its consumer communications business.

3

Name	Citizenship	Present Principal Occupation or Employment
Stacy J. Smith	United States

Function: Executive Vice President, Manufacturing, Operations and Sales of Intel

Professional Background: Stacy J. Smith has served as executive vice president, Manufacturing, Operations and Sales since October 2016. From November 2012 to October 2016, Mr. Smith served as Executive Vice President, Chief Financial Officer. Previously, Mr. Smith served as Senior Vice President, Chief Financial Officer from January 2010 to November 2012; Vice President, Chief Financial Officer from 2007 to 2010; and Vice President, Assistant Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Smith served as Vice President, Finance and Enterprise Services and Chief Information Officer. Mr. Smith joined Intel in 1988. Mr. Smith also serves on the board of directors of Autodesk, Inc.

Charlene Barshefsky	United States

Function: Director, Board of Directors; Chair, Finance Committee

Professional Background: Ambassador Charlene Barshefsky has been a director of Intel since January 2004 and has been a senior international partner at Wilmer Cutler Pickering Hale and Dorr LLP since 2001.

Formerly the United States Trade Representative, Ambassador Barshefsky was the chief trade negotiator and principal trade policymaker for the United States from 1997 to 2001 and a member of the President’s Cabinet.

Ambassador Barshefsky serves on the corporate board of directors of the American Express Co.; The Estee Lauder Cos. Inc. and Starwood Hotels & Resorts Worldwide Inc.

Aneel Bhusri	United States

Function: Director, Board of Directors; Member, Corporate Governance and Nominating Committee.

Professional Background: Aneel Bhusri is a co-founder of and has served as chief executive officer of Workday Inc., a leader in enterprise cloud applications for human resources and finance, since May 2014. He served as Co-CEO from September 2009 to May 2014, and as chairman from January 2012 to May 2014. He is also a member of the Workday board of directors, and served as chairman of the board from 2012 until May 2014. Bhusri has been a leader, product visionary and innovator in the enterprise software industry for more than 20 years.

Bhusri serves on the boards of Intel, Cloudera, Okta, Pure Storage and Tipping Point Community. He served as a partner at Greylock Partners from 1999 to 2015, and currently serves as an advisory partner. Before co-founding Workday in 2005, Bhusri held a number of leadership positions at PeopleSoft, including senior vice president responsible for product strategy, business development and marketing, and vice chairman of the board.

Bhusri received an MBA from Stanford University and holds bachelor’s degrees in electrical engineering and economics from Brown University. He is a Crown Fellow at the Aspen Institute.

4

Name	Citizenship	Present Principal Occupation or Employment
John J. Donahoe	United States

Function: Director, Board of Directors; Chair, Executive Committee; Co-Chair, Corporate Governance and Nominating Committee

Professional Background: John Donahoe was elected to the Intel board of directors in March 2009. Donahoe has served as chairman of the board of PayPal Holdings Inc., a technology platform company, since July 2015. He was president and CEO of eBay Inc., a global e-commerce company that includes leading online brands eBay and PayPal, from March 2008 to July 2015.

Prior to joining eBay in 2005, Donahoe spent more than 20 years at consulting firm Bain & Co. He serves on Nike Inc.’s board of directors, and he is also a member of the President’s Export Council.

Reed E. Hundt	United States

Function: Director, Board of Directors; Member, Audit Committee; Member, Compensation Committee

Professional Background: Reed E. Hundt has been a Principal of REH Advisors LLC, a strategic advice firm in Washington, D.C. since 2009 and CEO of the Coalition for Green Capital, a non-profit headquartered in Washington, D.C. that promotes the development of state, federal, and international green banks since 2010, and a senior adviser to GTCR, a private equity firm since 2009. He is on the boards of Intel Corporation, the leading manufacturer of semiconductor chips in the world; Smart Sky Networks, a communications network firm; ASSIA, a communications software firm; and RBI, a rural cable company. He is also an adviser to various technology startups. He was chairman of the Federal Communications Commission from 1993 to 1997, and he was a member of President Obama’s transition team in 2008 — 2009. His publications include: “Zero Hour: Time to Rebuild the Clean Power Platform” (Odyssey Editions, 2013); “The Politics of Abundance: How Technology Can Fix the Budget, Revive the American Dream, and Establish Obama’s Legacy,” an e-book co-authored with Blair Levin (Odyssey Editions, 2012); “In China’s Shadow: The Crisis of American Entrepreneurship” (Yale University Press, 2006); and “You Say You Want a Revolution: A Story of Information Age Politics” (Yale University Press, 2000).

Omar Ishrak	United States

Function: Director

Professional Background: Omar Ishrak was elected to Intel’s board of directors in March 2017. He is the chairman and chief executive officer of Medtronic, a global leader in medical technology, and has served in that role since 2011. Prior to joining Medtronic, he spent 16 years in various roles with General Electric Co., most recently as president and chief executive officer of GE Healthcare Systems, a division of GE Healthcare.

Ishrak is a member of the board of trustees of the Asia Society, which promotes mutual understanding and strengthening partnerships among peoples, leaders and institutions of Asia and the United States in a global context, and a member of the board of directors of Minnesota Public Radio.

5

Name	Citizenship	Present Principal Occupation or Employment
Ishrak earned a bachelor of science degree and a Ph.D. in electrical engineering from the University of London, King’s College.

Tsu-Jae King Liu	United States

Function: Director, Board of Directors; Member, Audit Committee.

Professional Background: Tsu-Jae King Liu was elected to Intel’s board of directors in July 2016. Dr. Liu holds a distinguished professorship endowed by TSMC in the Department of Electrical Engineering and Computer Sciences (EECS), in the College of Engineering at the University of California, Berkeley where she has served as a member of the faculty since 1996. She also serves as vice provost for academic and space planning at the University of California, Berkeley.

Liu holds over 90 patents and has received numerous awards for her research, including the Intel Outstanding Researcher in Nanotechnology Award (2012) and the SIA University Researcher Award (2014).

Currently, her research is focused on nanometer-scale logic and memory devices, and advanced materials, process technology and devices for energy-efficient electronics.

James D. Plummer	United States

Function: Director, Board of Directors; Member, Audit Committee; Member, Finance Committee

Professional Background: James D. Plummer has been a director of Intel since 2005.

He has been a Professor of Electrical Engineering at Stanford University since 1978 and was Dean of Engineering from 1999 to 2014. He is a member of the U.S. National Academy of Engineering and the American Academy of Arts and Sciences. His research and teaching at Stanford focused on nanoscale silicon devices and technology. He is also a director of Cadence Design Systems Inc.

David S. Pottruck	United States

Function: Director, Board of Directors; Chair, Compensation Committee; Member, Executive Committee

Professional Background: David S. Pottruck has been a director of Intel since 1998, and is Chairman of the Compensation Committee of the board. Mr. Pottruck has served as chairman and chief executive officer of Red Eagle Ventures Inc., a San Francisco private equity firm, since 2005. He has also served as co-chairman of Hightower Advisors, a wealth-management company, since 2009 and became chairman in 2013.

Mr. Pottruck also serves as a senior fellow in the Wharton School of Business Center for Leadership and Change Management.

In July of 2004, Mr. Pottruck resigned after a 20-year career having served as president, chief executive officer and a member of the Board of the Charles Schwab Corp.

6

Name	Citizenship	Present Principal Occupation or Employment
Gregory D. Smith	United States

Function: Director

Professional Background: Gregory D. Smith was elected to Intel’s board of directors in March 2017. He is the chief financial officer and executive vice president of corporate development and strategy at Boeing, the world’s largest aerospace and defense company. Smith has served as Boeing’s finance leader since 2012 and its strategy leader since 2015. Previously, he held various leadership roles across Boeing’s finance function and operations. He rejoined Boeing in 2008 after serving for four years as vice president of global investor relations at Raytheon.

Smith serves on the board of trustees for the Chicago Museum of Science and Industry, and the board of directors of the Economic Club of Chicago, the Chicago Botanic Garden and the Northwestern Medicine Community Physicians Group.

Frank D. Yeary	United States

Function: Director, Board of Directors; Chair, Audit Committee; Member, Finance Committee

Professional Background: Frank D. Yeary has been executive chairman of CamberView Partners, a leading source of independent, investor-led advice for public companies since 2012. He was vice chancellor of his alma mater, University of California, Berkeley, from 2008 to 2012 and prior to this appointment was global head of mergers & acquisitions at Citigroup Investment Banking. Until its sale in 2015, he was also chairman and co-founder of Level Money Inc., a financial organization helping the next generation of young adults achieve financial balance.

As vice chancellor at UC Berkeley, Yeary led the development of a new sustainable financial strategy, designed and implemented the university’s first comprehensive middle-class financial aid program, and initiated and oversaw the implementation of one of the largest re-engineering and cost-reduction efforts ever undertaken by a public university. In addition, for nearly two years he acted as chief administrative officer managing a portfolio including finance, human resources, labor relations, internal controls and intercollegiate athletics.

Prior to his appointment at UC Berkeley, Yeary held various positions in the investment banking division of Citigroup. During the period 2004 to 2008 he was global head of mergers & acquisitions, where he significantly restructured the department, nearly tripled revenues and led the firm from fifth-largest to the second-largest M&A business, as ranked by global M&A volume. Prior to 2004, he was global head of the Technology, Media and Telecom (TMT) investment banking practice at Salomon Smith Barney.

Yeary received a bachelor’s degree from University of California, Berkeley, in history and economics. He is on the board of directors of PayPal Holdings Inc.

7

Name	Citizenship	Present Principal Occupation or Employment
David B. Yoffie	United States

Function: Director, Board of Directors; Co-Chair, Corporate Governance and Nominating Committee; Member, Compensation Committee

Professional Background: David B. Yoffie has been a director of Intel since 1989. He is currently co-chair of the Corporate Governance and Nominating Committee of the Board.

He has been a professor at the Harvard Business School since 1981 and served as the Harvard Business School’s Senior Associate Dean and Chair of Executive Education from 2006 to 2012. He is also a director of the National Bureau of Economic Research, HTC Corporation, TiVo Inc. and Financial Engines Inc.

8

Purchaser. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation, employment and academic history, material occupations, positions, offices or employment for at least the past five years of each of the managers of Purchaser. The current business address of each of the managers is 2200 Mission College Boulevard, Santa Clara, California, 95054, and the current business telephone number is (408) 765-8080.

Name	Citizenship	Present Principal Occupation or Employment
Brian M. Krzanich	United States

Function: Manager

Professional Background: Brian M. Krzanich has served as manager of Purchaser since the Conversion. Mr. Krzanich was appointed chief executive officer of Intel Corporation and elected a member of the board of directors of Intel Corporation on May 16, 2013. He is the sixth CEO in the company’s history, succeeding Paul S. Otellini.

Krzanich has progressed through a series of technical and leadership roles at Intel, most recently serving as the chief operating officer (COO) from 2012 to 2013. As COO, his responsibilities included leading an organization of more than 50,000 employees spanning Intel’s Technology and Manufacturing Group, Intel Custom Foundry, supply chain operations, the NAND Solutions group, human resources, information technology, and Intel’s China strategy.

His open-minded approach to problem solving and listening to customers’ needs has extended the company’s product and technology leadership and created billions of dollars in value for the company. In 2006, he drove a broad transformation of Intel’s factories and supply chain, improving factory velocity by more than 60 percent and doubling customer responsiveness. Krzanich is also involved in advancing the industry’s transition to lower cost 450mm wafer manufacturing through the Global 450 Consortium as well as leading Intel’s strategic investment in lithography supplier ASML.

Prior to becoming COO, Krzanich held senior leadership positions within Intel’s manufacturing organization. He was responsible for Fab/Sort Manufacturing from 2007-2011 and Assembly and Test from 2003 to 2007. From 2001 to 2003, he was responsible for the implementation of the 0.13-micron logic process technology across Intel’s global factory network. From 1997 to 2001, Krzanich served as the Fab 17 plant manager, where he oversaw the integration of Digital Equipment Corporation’s semiconductor manufacturing operations into Intel’s manufacturing network. The assignment included building updated facilities as well as initiating and ramping 0.18-micron and 0.13-micron process technologies. Prior to this role, Krzanich held plant and manufacturing manager roles at multiple Intel factories.

Krzanich began his career at Intel in 1982 in New Mexico as a process engineer. He holds a bachelor’s degree in Chemistry from San Jose State University and has one patent for semiconductor processing. Krzanich is also a member of the board of directors of the Semiconductor Industry Association.

9

Name	Citizenship	Present Principal Occupation or Employment
Robert H. Swan	United States

Function: Manager

Professional Background: Robert (Bob) H. Swan has served as manager of Purchaser since the Conversion. Mr. Swan is executive vice president and chief financial officer (CFO) at Intel Corporation. He oversees Intel’s global finance organization, including finance, accounting and reporting, tax, treasury, internal audit, and investor relations; Information Technology; and the company’s Corporate Strategy Office.

Swan joined Intel in October 2016 from General Atlantic LLC, a global growth equity investment firm, where he served as an operating partner working closely with the firm’s global portfolio companies on growth objectives from September 2015 to September 2016.

Before joining General Atlantic in 2015, Swan served as CFO of eBay Inc. from March 2006 to July 2016. In that role, he had responsibility over all aspects of eBay’s finance functions, including controllership, financial planning and analysis, tax, treasury, audit, mergers and acquisitions, and investor relations. Earlier in his career, Swan served as CFO of Electronic Data Systems Corp. and TRW Inc., and as CFO, chief operating officer and chief executive officer of Webvan Group Inc. He began his career in 1985 at General Electric, holding various senior finance roles during his 15-year tenure there.

Swan earned his bachelor’s degree in business administration from the University of Buffalo and his MBA degree from Binghamton University. He serves on the board of directors at eBay.

10

The Letter of Transmittal and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company, or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company LLC

By First Class Mail, Overnight Courier or Express Mail:	By Facsimile Transmission (for Eligible Institutions Only):
The American Stock Transfer & Trust Company, LLC	718 234-5001
Operations Center
Attn: Reorganization Department	To Confirm Facsimile via Phone:
6201 15th Avenue	718 921-8317
Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders may call toll free: (800) 966-9021

Banks and brokers may call collect: (212) 269-5550

Email: mobileye@dfking.com

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